Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **10/27/14**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS


14011959

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: EDGX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Eric Swanson (Name) General Counsel, BATS Exchange, Inc. (Title) (212) 378-8523 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Eric Swanson
17 State Street, 32nd Floor
New York, NY 10004

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ___ Sole Partnership ___ Partnership ___ Limited Liability Company ___ Other (specify): ___

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 10/27/14 (MM/DD/YY) EDGX Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Anders Franzon, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 27th day of October (Month), 2014 (Year) by Teresa Laffoon (Notary Public)

My Commission expires 03-27-2016 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.


NOTARY PUBLIC
STATE OF KANSAS
TERESA LAFFOON
NOTARY PUBLIC
STATE OF KANSAS
My App. Exp. 03-27-2016

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to (1) application for membership, participation or subscription to the entity, (2) application for approval as a person associated with a member, participant or subscriber of the entity, and (3) any other similar materials.

Response:

Attached please find the following documents:

1. Application Checklist, Membership Application, Statutory Disqualification Notice
2. Clearing Letter of Guarantee
3. User Agreement
4. Securities Routing Agreement
5. Market Maker Registration Application
6. User Agreement Addendum - Attribution
7. Volume Aggregation Application
8. Retail Order Attestation
9. MPID Request Form
10. Direct Debit Opt Out Form
11. MPID Transfer of Ownership Form
12. DTC Clearing Number Transfer Form
13. Logical Port Request Form
14. Logical Port Transfer of Ownership Form
15. Logical Port / MPID Termination Form
16. User Agreement Addendum – EdgeRisk Controls
17. Edge Risk Controls Application
18. EdgeLink Services Agreement and Order Form – New Clients
19. EdgeLink Connectivity Order Form – Existing Clients
20. Service Bureau Port Fee Agreement and Service Bureau Agreement
21. BATS Global Markets, Inc. Data Agreement, Data Feed Order Form and System Description, List of Affiliates, Subscriber Agreement, Service Facilitator List, External Controlled Data Distribution Trial Addendum, U.S. Market Data Policies

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member

BATS / DirectEdge
Membership Application

In order to join BATS Exchange, Inc., BATS Y-Exchange, Inc., EDGA Exchange, Inc., and/or EDGX Exchange, Inc. (each an "Exchange"), an applicant Broker-Dealer ("Applicant") must complete and submit all materials listed on the Application Checklist below, to: c/o BATS Exchange, Inc., Attn: Membership Services, 8050 Marshall Drive, Suite 120, Lenexa, KS 66214.

APPLICATION CHECKLIST
☐ Membership Application, including Statutory Disqualification Notice
☐ Clearing Letter of Guarantee (***only if you are not self-clearing***) – per Exchange
☐ User Agreement – per Exchange
☐ Routing Agreement – per Exchange
☐ Three Party Service Bureau Agreement, if applicable – per Exchange
☐ Most recent signed and notarized Form BD, including schedules & disclosure reporting pages
☐ A Form U-4 for each officer, director and equity holder who owns 5% or more of Applicant's outstanding equity interests, if not available on WebCRD®.
☐ Most recent audited annual financial statements, if applicable, including Independent Auditors' Report on Internal Control, and unaudited financial statements as of the last month end
☐ FOCUS Reports since last annual audit
☐ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company Agreement or Operating Agreement; or similar documentation
☐ A list of all authorized traders the Applicant will be registering with BATS Exchange, Inc.

Note: All application materials sent to the Exchange will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with other self-regulatory organizations (*e.g.*, FINRA), as necessary, to evaluate and process the application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rule 2.6. If you have questions on completing the application, you may direct them to Membership Services at membershipservices@bats.com or 913-815-7002. In addition, please refer to the Exchange's website at www.bats.com for additional information regarding the membership process.

BATS / DirectEdge
Membership Application

GENERAL INFORMATION		
Date:	SEC BD Registration #:	CRD #:
Name of Applicant Broker-Dealer:		
Address of Principal Office:		
City:	State:	Zip:

BILLING ADDRESS		
Address of Billing Office:		
City:	State:	Zip:

BUSINESS CONTACT		BILLING CONTACT	
Name:		Name:	
Title:		Title:	
CRD # (if applicable):		CRD # (if applicable):	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

COMPLIANCE CONTACT		TECHNICAL CONTACT	
Name:		Name:	
Title:		Title:	
CRD # (if applicable):		CRD # (if applicable):	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

TRADING CONTACT		SUPERVISOR OF AUTHORIZED TRADERS	
Name:		Name:	
Title:		Title:	
CRD # (if applicable):		CRD # (if applicable):	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietorship

State of Organization:________________ Federal Employer ID Number:________________

TYPE OF BUSINESS ACTIVITIES CONDUCTED BY APPLICANT (check all that apply)

☐ Market Maker* ☐ Public Customer Business ☐ Clearing Services ☐ Firm Proprietary Trading

☐ Other: ________________

*Please contact Membership Services for more information on becoming a Market Maker on the Exchange.

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (check all that apply)

- ☐ BATS Exchange, Inc. (BZX)
- ☐ BATS Y-Exchange, Inc. (BYX)
- ☐ BOX Options Exchange (BOX)
- ☐ Chicago Board Options Exchange (CBOE)
- ☐ C2 Options Exchange (C2)
- ☐ Chicago Stock Exchange (CHX)
- ☐ DirectEdge (EDGA)
- ☐ DirectEdge (EDGX)
- ☐ Financial Industry Regulatory Authority (FINRA)
- ☐ International Securities Exchange (ISE)
- ☐ ISE Gemini (GEMINI)
- ☐ MIAX Options (MIAX)
- ☐ NASDAQ (NQX)
- ☐ NASDAQ BX (BX)
- ☐ NASDAQ PHLX (PHLX)
- ☐ New York Stock Exchange (NYSE)
- ☐ NYSE Arca, Inc. (ARCA)
- ☐ NYSE MKT

Name of Applicant's Designated Examining Authority (DEA): ______

ADDITIONAL INFORMATION

Discuss any recent events or changes that are not reflected in the Applicant's Form BD and U-4(s) (and amendments thereto) that are submitted with this Application (attach an additional sheet if more space is needed):

State approximate dates of last inspection of Applicant's books and records by the SEC, FINRA (formerly NASD) or any other regulator. If any material deficiencies were revealed, please explain (attach an additional sheet if more space is needed):

SEC: ______

FINRA: ______

Other: ______ Name of regulator: ______

Has Applicant during the past three years been subject to the notification and reporting requirements under SEC Rule 17-a-11 because of a net capital or record keeping problem?

☐ Yes ☐ No

If so, please explain:

Does Applicant carry a Broker's Blanket and Fidelity Bond? ☐ Yes ☐ No

If so, please state the following:

Name of insurance carrier: ______

Amounts of coverage: ______

Effective date of the bond: ______

AML COMPLIANCE OFFICER

Pursuant to Exchange Rule 5.6, each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If Applicant is a Member of FINRA required to comply with FINRA Rule 3310 (formerly NASD Rule 3011), notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA Rule.

Name:		Title:
Business Address:		
Phone:	Fax:	Email:

PRINCIPAL REGISTRATION

The Exchange requires each Member other than a sole proprietorship or a proprietary trading firm with 25 or fewer Authorized Traders ("Limited Size Proprietary Firm") to register at least two (2) Series 24 qualified Principals. A Limited Size Proprietary Firm is required to register at least one (1) Series 24 qualified Principal. A 'Principal" is any individual responsible for supervising the activities of a Member's Authorized Traders and each person designated as a Chief Compliance Officer on Schedule A of Form BD. In addition, the Exchange requires each Member to register a Series 27 qualified FINOP with the Exchange. See BATS Exchange, Inc. and BATS Y-Exchange, Inc. Rule 2.5, Interpretation and Policy .01 and EDGA Exchange, Inc. and EDGX Exchange, Inc. Rule 2.3 for additional information regarding principal registration. Please indicate below the individuals that the Member intends to register with the Exchange, to comply with these requirements.

DESIGNATED SERIES 24 LICENSED PRINCIPAL

Name:		CRD #:
Business Address:		
Phone:	Fax:	Email:

DESIGNATED SERIES 24 LICENSED PRINCIPAL

Name:		CRD #:
Business Address:		
Phone:	Fax:	Email:

DESIGNATED SERIES 27 LICENSED PRINCIPAL

Name:		CRD #:
Business Address:		
Phone:	Fax:	Email:

[Remainder of page intentionally left blank.]

The undersigned represents that the information and statements contained herein, including exhibits attached hereto, are current, true and complete.

By executing this Application, the undersigned agrees as follows:

(1) To abide by, comply with, and adhere to the provisions of the Exchange's Certificate of Incorporation, its By-Laws, the Exchange Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's Board of Directors and penalties imposed by the Board of Directors, and any duly authorized committee (such agreement is not to be construed as a waiver by the undersigned of any right to appeal provided in the Securities Exchange Act of 1934, as amended);

(2) To pay such dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

(3) The Exchange and its officers, employees and members of its Board of Directors and of any Exchange committee shall not be liable, except for willful malfeasance, to the Applicant or to any other person, for any action taken by such director, officer, or member in his official capacity, or by any employee of the Exchange while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of the Certificate of Incorporation, By-Laws, Exchange Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its Board of Directors or any duly authorized committee;

(4) In cases where the Applicant fails to prevail in a lawsuit or administrative adjudicative proceeding instituted by the Applicant against the Exchange of any of its officers, directors, committee members, employees or agents, to pay the Exchange or any of its officers, directors, committee members, employees or agents, all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding, but only in the event that such expenses exceed Fifty Thousand Dollars ($50,000.00), provided that such payment obligation shall not apply to internal disciplinary actions by the Exchange or administrative appeals;

(5) To maintain and make available to the Exchange, its authorized employees and its Board of Directors or committee members such books and records as may be required to be maintained by the Securities and Exchange Commission or Exchange Rules; and

(6) To provide such other reasonable information with respect to the Applicant as the Exchange may require.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by the Exchange.

____

Applicant Broker-Dealer

________________________________ ________________________

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor — Date

________________________________ ________________________

Printed Name — Title

BATS / DirectEdge
Statutory Disqualification Notice

Pursuant to the Securities Exchange Act of 1934, as amended ("the Act"), the Exchange may deny (or may condition) membership or may bar a natural person from becoming associated (or may condition an association) with a Member for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with a member of a self regulatory organization;
- Had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐ Check here if you **DO NOT** have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.

☐ Check here if you **DO** have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant Broker-Dealer and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:
1. Name and social security number of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of (Applicant Broker-Dealer), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that the Exchange shall rely on the information provided pursuant to this Notice in order to approve or deny Applicant Broker-Dealer's application for membership. I understand that Applicant Broker-Dealer will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant Broker-Dealer to submit to the Exchange any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
Printed Name	Title

EDGX Exchange, Inc.
Clearing Letter of Guarantee

NOTICE OF CONSENT – To be completed by Clearing Member of Applicant Broker-Dealer

In connection with the qualification of ______________________________ ("Member") as a member of EDGX Exchange, Inc. ("Exchange") and pursuant to Exchange Rule 11.11, as may be amended or re-numbered from time to time, the undersigned Clearing Firm represents that it is a member of the National Securities Clearing Corporation ("NSCC"), a clearing agency registered with the Securities Exchange Commission pursuant to Section 17A of the Securities Exchange Act of 1934. The undersigned Clearing Firm accepts full responsibility for clearing and settling any and all transactions made by the Member and/or such persons having access to the Exchange pursuant to a sponsorship arrangement with the Member to the extent such transactions are executed on the Exchange or on other markets after being routed away from the Exchange.

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to Exchange Rules and may be relied upon by Exchange. This Notice of Consent shall be subject to Exchange Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Firm.

____
Clearing Firm (Broker-Dealer Name)

____
NSCC Clearing #

____
Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor of Clearing Firm

____
Printed Name/Title

____
Date

EDGX Exchange, Inc.
User Agreement

This User Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between EDGX Exchange, Inc., a Delaware corporation, with its principal offices at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 ("Exchange"), and the user referenced below ("User").

1. **Term of the Agreement.** This Agreement will continue until terminated pursuant to the terms of this Agreement.

2. **Services.** Subject to the terms and conditions of this Agreement, User will have the right to access Exchange to enter orders on Exchange, receive status updates on orders, cancel orders, and execute trades against orders on the Exchange limit order book (collectively, the "Services"). User acknowledges and agrees that nothing in this Agreement constitutes an understanding by Exchange to continue any aspect in its current form. Exchange may from time to time make additions, deletions or modifications to the Services. User acknowledges and agrees that Exchange may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use Exchange in accordance with Certificate of Incorporation, Bylaws, Rules and Procedures of Exchange, as amended from time to time (the "Exchange Rules"). In the event of a conflict between the Exchange Rules and this Agreement, the Exchange Rules shall prevail. Exchange reserves the right to modify or change the Services provided Exchange notifies User prior to the effectiveness of the modification and User's continued use of the Services following the modification will constitute User's acceptance of the modification.

3. **Compliance.** Except as otherwise provided herein, with respect to all orders submitted to Exchange by User, it is the sole responsibility of User to ensure compliance, by itself, its customers and its representatives, with all applicable United States federal and state laws, rules, and regulations as well as those of FINRA or any other self-regulatory organization of which the User is a member to the extent applicable to User. User represents and warrants that: (i) it will use Exchange only if and when it is duly authorized to use Exchange pursuant to the Exchange Rules; (ii) it agrees to be bound by, and will only use Exchange in compliance with, Exchange Rules; (iii) it is and will remain responsible for its use of Exchange and the use of Exchange by any of its employees, customers or agents or, if User is a member of Exchange, by any person which has entered into a sponsorship arrangement with User to use Exchange (a "Sponsored Participant"); (iv) it will maintain and keep current a list of all authorized traders who may obtain access to Exchange on behalf of User and/or any Sponsored Participant(s); and (v) it will familiarize User's authorized traders with all of User's obligations under this Agreement and will assure that they receive appropriate training prior to any use of or access to Exchange.

4. **Monitoring.** User acknowledges and agrees that Exchange will monitor the use of Exchange by User for compliance with all applicable laws and regulations, including, without limitation, Exchange Rules. User acknowledges its responsibility to monitor its employees, agents and customers for compliance with Exchange Rules, the rules and regulations of any self-regulatory organizations of which User is a member and all applicable federal and state laws.

5. **Settlement of Transactions.** User agrees that it is User's absolute, unconditional, and unassignable obligation, in connection with each securities transaction effected by User on Exchange to ensure the timely delivery of the subject securities and/or funds as well as any required remittance of interest, dividend payments and/or other distributions in compliance with applicable laws and rules, including, without limitation, relevant rules under the Securities Exchange Act of 1934, as amended (the "Act") as well as the rules of any qualified clearing agency. User will promptly notify Exchange in writing upon becoming aware of any material change in or to User's clearing arrangements. Exchange retains the right to break any trade without liability to User or any of User's customers in accordance with the Exchange's Clearly Erroneous Executions Rule (Exchange Rule 11.13, as may be amended or re-numbered from time to time).

6. **Sponsored Participants.** Notwithstanding Exchange's execution and delivery to User of a copy of this Agreement, if User is a Sponsored Participant, and not a member of Exchange, as a condition to initiating and continuing access to Exchange, User must enter into and maintain customer agreements with one or more sponsoring members of Exchange establishing proper relationship(s) and account(s) through which User may trade on Exchange. Such customer agreement(s) must incorporate the sponsorship provisions set forth in Exchange Rules.

7. **Connectivity.** User is solely responsible for providing and maintaining all necessary electronic communications with Exchange, including, wiring, computer hardware, software, communication line access, and networking devices.

8. Market Data. User hereby grants to Exchange a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive and use information and data that User or User's agent enters into Exchange ("User's Data") for the following purposes: for performing self-regulatory functions; for internal commercial purposes (i.e., purposes that do not include disclosing, publishing, or distributing outside of Exchange); and for use within Exchange market data products (i.e., products that include disclosure, publication, or distribution to third parties), provided that: (i) such market data products are provided in an aggregate manner that does not directly or indirectly identify User as the source of the information; and (ii) fees for any such market data product are filed with the Securities and Exchange Commission ("SEC") in accordance with the requirements of Section 19 of the Act. Subject to the foregoing license, as between Exchange and User, User retains all ownership and other rights associated with User's Data. No provision in this Agreement shall impair any right, interest, or use of User's Data granted by operation of SEC rules or any other rule or law. User represents and warrants that, with respect to User's Data: (i) User owns or has sufficient rights in and to User's Data to authorize Exchange to use User's Data to perform all obligations under this Agreement with respect thereto; (ii) use or delivery of User's Data by User or Exchange will not violate the proprietary rights (including, without limitation, any privacy rights) of any party; and (iii) use or delivery of User's Data by User or Exchange will not violate any applicable law or regulation.

9. Restrictions on Use; Security. Unless otherwise required by law, User may not sell, lease, furnish or otherwise permit or provide access to Exchange to any other entity or to any individual that is not User's employee, customer, agent or Sponsored Participant. User accepts full responsibility for its employees', customers', agents' and Sponsored Participants' use of Exchange, which use must comply with Exchange Rules and the User's obligations under this Agreement. User will take reasonable security precautions to prevent unauthorized use of or access to Exchange, including unauthorized entry of information into Exchange, or the information and data made available therein. User understands and agrees that User is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of User's authorized traders, and for the trading and other consequences thereof, except in the event of willful misconduct, fraud or a breach of this Agreement by Exchange that results in unauthorized access by other parties. User may not sell, lease, furnish or otherwise permit or provide access to any data feed containing quotation or trade information from Exchange ("Exchange Data") to any other person or to any other office or place unless it signs and complies with a separate BATS Global Markets, Inc. Data Agreement. Each party shall install and maintain at all times during the term of this Agreement a corporate "firewall" protecting its computer network in accordance with commercially reasonable specifications and standards. Exchange shall not include in the operation of Exchange or the Services provided under this Agreement any computer code designed to disrupt, disable, harm, or otherwise impede in any manner, including aesthetic disruptions or distortions, the operation of User's computer system, or any other associated software, firmware, hardware, computer system or network (sometimes referred to as "viruses" or "worms"), or that would disable such system or impair in any way its operation based on the elapsing of a period of time, advancement to a particular date or other numeral (sometimes referred to as "time bombs", "time locks", or "drop dead" devices), or any other similar harmful, malicious or hidden programs, procedures, routines or mechanisms which would cause such programs to cease functioning, or provide or allow unauthorized access to the User's system, or to damage or corrupt data, storage media, programs, equipment or communications, or otherwise interfere with operations. In addition, Exchange shall implement a commercially reasonable method to intercept and block or delete any such viruses, worms, time bombs, time locks, drop dead devices or other malicious or harmful programs, procedures, routines or mechanisms, and carry out on a regular basis, no less frequently than monthly, and more frequently as reasonably required, a commercially reasonable method to scan its computer system and eliminate from it any such malicious or harmful programs, procedures, routines or mechanisms.

10. Information.

(a) Confidentiality. Both parties acknowledge that: (i) Exchange and the information and data made available therein, incorporate confidential and proprietary information developed, acquired by or licensed to Exchange; and (ii) each party may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. Exchange will not disclose the identity of User or User's customers to any of its other members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Agreement. User may not disclose any data or compilations of data made available to User by Exchange without the express, prior written authorization of Exchange. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

11. Clearly Erroneous Trade Policy. User has read and agrees to the terms stipulated in Exchange Rule 11.13 (Clearly Erroneous Executions), as Exchange may amend or re-number from time to time.

12. Corporate Names; Proprietary Rights. Exchange and User each acknowledge and agree that Exchange and User each have proprietary rights in their respective trade names, trademarks, service marks, logos, copyrights and patents, registered or unregistered (collectively, the "Marks"). Exchange and User each agree that they shall not use the other party's Marks in any way that would infringe upon the rights of the other Party. Further, this Agreement shall not grant either party the right to use the other party's Marks in any marketing, promotional or other materials without the prior review and written consent of the other party.

13. Fees. By signing this Agreement, User agrees to make timely payment of all system usage fees, as may be set forth in Exchange Rules or posted on Exchange's web site, as well as any applicable late fees for the failure to make payment within the required time period. Fees are payable within 30 days of the invoice date. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of Services. User agrees to pay Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Act, Exchange reserves the right to change its fee schedule with 48 hours prior notice to User (delivered via e-mail and posted to the Exchange web site). The provisions of this Section will survive the termination of this Agreement.

14. DISCLAIMER OF WARRANTY. THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO THE SYSTEM OR ANY SOFTWARE OR OTHER MATERIALS MADE AVAILABLE TO USER AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY EXCHANGE WILL MEET THE USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. EXCHANGE GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO EXCHANGE AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF EXCHANGE BY ANOTHER PERSON HAVING ACCESS TO EXCHANGE, INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

15. NO LIABILITY FOR TRADES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT: (i) EXCHANGE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH EXCHANGE; AND (ii) EXCHANGE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, NEITHER EXCHANGE,

NOR ANY OF ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF EXCHANGE OR ITS USE AND ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF EXCHANGE TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, EXCHANGE WILL BE ABSORBED BY THE USER THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO EXCHANGE. NOTWITHSTANDING THE FOREGOING, EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.12 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

16. NO CONSEQUENTIAL DAMAGES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL EXCHANGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF EXCHANGE, INTERRUPTION IN USE OR AVAILABILITY OF EXCHANGE, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.12 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

17. Indemnification by User. User agrees to indemnify and hold harmless Exchange, its owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this agreement and for any loss or claim which may arise from a claim that one or more trades or orders in securities placed by User with Exchange were in violation of any state or federal securities law or Exchange Rules unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from Exchange's willful misconduct, fraud or breach of Exchange's obligations under this Agreement.

18. Indemnification by Exchange. Exchange agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that Exchange or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

19. Termination. User or Exchange may terminate this Agreement or any part of the Services upon 30 days written notice to the other party. In addition, Exchange may suspend or terminate the Services to User immediately if it determines, in Exchange's sole reasonable determination, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that Exchange determines to be detrimental to Exchange or its members; (iii) User poses a credit risk to Exchange; (iv) User is selling, leasing, furnishing or otherwise permitting or providing access to Exchange Data without the prior approval of Exchange; (v) User has violated any Exchange Rules; or (vi) User ceases to be a member in good standing with Exchange. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Agreement for any reason: 8, 9, 10, 12, 13, 14, 15, 16, 17, 18, 19, 24 and 26. In no event will termination of this Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to Exchange.

20. Acknowledgement of SRO Obligations. Exchange represents: (i) that Exchange is registered with the SEC as a national securities exchange pursuant to Section 6 of the Act; (ii) that Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (iii) that Section 19(g)(1) of the Act mandates that Exchange, as a self-regulatory organization, comply with the Act; and (iv) that Exchange has jurisdiction over its members to enforce compliance with the Act as well as the rules, regulations and interpretations of Exchange. Accordingly, User agrees that Exchange, when required to do so in fulfillment of its statutory obligations, may, in accordance with Exchange Rules, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities, including User, to receive or use the Services. Exchange shall undertake reasonable efforts to notify User of any such condition, modification or termination, and User shall promptly comply with any requirement that may be contained in such notice within such period of time as may be determined in good faith by Exchange to be necessary and consistent with its statutory obligations. Any individual or entity that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder and Exchange Rules.

21. **Assignment.** User's license to use the Services during the term of this Agreement is personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement or any of its rights or obligations hereunder without Exchange's prior approval, which will not be unreasonably withheld. Exchange may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

22. **Force Majeure.** Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

23. **Severability.** Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

24. **Arbitration.** In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Agreement or the breach thereof will be resolved and settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

25. **Amendment.** Exchange may amend any term or condition of this Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Members generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response must be received no later than sixty (60) days after the date that Exchange distributed the initial notice. Exchange will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the System after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Agreement, and no modification to this Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

26. **Miscellaneous.** All notices or approvals required or permitted under this Agreement must be given in writing to Exchange at the address specified above or to User at its last reported principal office address. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 24 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this

Agreement. This Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between Exchange and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

User:______________________________

Signature:______________________________

Printed Name:______________________________

Title:______________________________

EDGX Exchange, Inc.

Signature:______________________________

Printed Name:______________________________

Title:______________________________

Date: ______________________________

Provided that User is a Member or Sponsored Participant of a Member of either EDGX Exchange, Inc., EDGA Exchange, Inc. or both of EDGX Exchange, Inc. and EDGA Exchange, Inc. (as applicable, the "Exchange") and subject to a valid, ongoing User Agreement with Exchange, BATS Trading, Inc. (hereinafter "BATS Trading"), a broker-dealer registered in accordance with Section 15(a) of the Securities Exchange Act of 1934, as amended (the "Act"), agrees to act as agent to User for the purpose of providing certain routing services, as described herein, provided that User is bound by the terms and conditions of this agreement (the "Routing Agreement") and any applicable rules and interpretations of Exchange Rules. Whereas BATS Trading provides certain order routing services for Exchange, and User desires to use the order routing facilities of Exchange, for good and valuable consideration, User and BATS Trading agree as follows:

1. **Routing Services.** BATS Trading, a wholly owned subsidiary of BATS Global Markets Inc., agrees to act as agent for User for routing orders entered into Exchange to the applicable market centers or broker-dealers for execution, whenever such routing is at User's request, and is permitted in accordance with Exchange Rules. User understands and agrees that orders executed on its behalf shall at all times be subject to the terms and conditions of Exchange Rules. In the event of a conflict between the Exchange Rules and this Routing Agreement, the Exchange Rules shall prevail.

2. **Orders Not Eligible For Routing Services.** User agrees that BATS Trading will not handle or otherwise route any orders that are not eligible for order routing in accordance with Exchange Rules.

3. **Cancellation; Modification Of Orders.** User agrees that any requests regarding cancellation or modification of orders shall be subject to Exchange Rules. User understands that the Exchange Rules may provide that requests to cancel orders while the order is routed away to another market center and remains outside Exchange will be processed by BATS Trading subject to the applicable trading rules of the relevant market center.

4. **Transmission Of Order Instructions.** User agrees that all orders on its behalf must be transmitted to BATS Trading through Exchange. User agrees that Exchange is its exclusive mechanism for purposes of transmitting orders on its behalf to BATS Trading and for receiving notice regarding such orders. BATS Trading shall be entitled to rely upon and act in accordance with any order instructions received from Exchange on behalf of User. User agrees that all order executions effected on behalf of User pursuant to this Routing Agreement shall be reported by BATS Trading to Exchange. User shall be notified of such executions through Exchange.

5. **Clearance And Settlement.** User agrees that all transactions executed on its behalf shall be processed in accordance with Exchange Rules. If User is a Member, User agrees that orders executed on its behalf by BATS Trading shall be automatically processed by Exchange for clearance and settlement on a locked-in basis. If User is a Sponsored Participant, User agrees that all orders executed on its behalf by BATS Trading shall be cleared and settled, using the relevant sponsoring Exchange Member's mnemonic (or its clearing firm's mnemonic, as applicable) and such Exchange Member retains responsibility for the clearance and settlement of all such orders.

6. **Information.**

(a) Confidentiality. Both parties acknowledge that each party to this Routing Agreement may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Routing Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. BATS Trading will not disclose the identity of User or User's customers to any of Exchange's other Members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over BATS Trading, Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Routing Agreement. If applicable, User may not disclose any data or compilations of data made available to User by BATS Trading without the express, prior written authorization of BATS Trading. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

7. **Term Of Agreement.** This Routing Agreement will be effective as of the date executed by BATS Trading on the signature page hereof and will remain in effect thereafter until terminated by either party upon notice to the other party. Termination will be effective at the close of trading in the affected markets and applications on the day that notice of termination is received by the other party hereto. BATS Trading may terminate this Routing Agreement with written notice if: (i) User is in breach of this Routing Agreement for any reason; (ii) any representations made by User in connection with this Routing Agreement or the User Agreement are or become false or misleading; or (iii) User is no longer a Member or Sponsored Participant of Exchange or otherwise authorized to access Exchange. Upon the termination of this Routing Agreement or the User Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Routing Agreement for any reason: 6, 8, 9, 10, 11, 12, 15 and 17. In no event will termination of this Routing Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to Exchange.

8. **Indemnity.** User agrees to indemnify, defend and hold BATS Trading harmless from and against any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and attorneys' fees, arising from or as a result of User's breach of its obligations under this Routing Agreement or otherwise from its use of BATS Trading routing services, unless such claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies arise from BATS Trading's willful misconduct, fraud or breach of BATS Trading's obligations under this Routing Agreement.

9. **Indemnification by BATS Trading.** BATS Trading agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that the order routing services of BATS Trading, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

10. **DISCLAIMER OF WARRANTY.** ROUTING SERVICES ARE PROVIDED "AS-IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTEES WITH RESPECT TO THE ROUTING SERVICE, WHETHER EXPRESS, IMPLIED, OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY BATS TRADING, EXCHANGE OR ITS OR THEIR AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING, BUT NOT LIMITED TO ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE OR NON-INFRINGEMENT AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE HEREBY OVERRIDDEN, EXCLUDED AND DISCLAIMED.

11. **NO LIABILITY FOR TRADES.** ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS TRADING OR A CLAIM ARISING OUT OF BATS TRADING'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT BATS TRADING IS NOT LIABLE UNDER THIS ROUTING AGREEMENT TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS TRADING OR A CLAIM ARISING OUT OF BATS TRADING'S INDEMNIFICATION OBLIGATION, NEITHER BATS TRADING, OR ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF THE ROUTING SERVICE OR ITS USE. ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF BATS TRADING TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, EXCHANGE WILL BE ABSORBED BY USER OR THE MEMBER SPONSORING USER, THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO EXCHANGE. NOTWITHSTANDING THE FOREGOING, BATS TRADING AS A FACILITY OF THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.12 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

12. **NO CONSEQUENTIAL DAMAGES.** ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS TRADING OR A CLAIM ARISING OUT OF BATS TRADING'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL BATS TRADING OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF ROUTING SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF BATS TRADING, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, BATS TRADING AS A FACILITY OF THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.12 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

13. **Assignment.** User shall not assign, delegate or otherwise transfer this Routing Agreement or any of its rights or obligations hereunder without BATS Trading's prior approval, which will not be unreasonably withheld. BATS Trading may, as permitted by the Act, assign or transfer this Routing Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

14. **Force Majeure.** Notwithstanding any other term or condition of this Routing Agreement to the contrary, neither BATS Trading nor User will be obligated to perform or observe their obligations undertaken in this Routing Agreement if prevented or hindered from doing so by any circumstances found to be beyond their control.

15. **Arbitration.** In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Routing Agreement or the breach thereof will be resolved and settled by arbitration under the auspices of FINRA Dispute Resolution or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

16. Amendment. BATS Trading, or Exchange on its behalf, may amend any term or condition of this Routing Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Members of the Exchange generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response shall be received no later than sixty (60) days after the date that Exchange distributed the initial notice. BATS Trading, or Exchange on its behalf, will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the routing services provided by BATS Trading after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Routing Agreement, and no modification to this Routing Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

17. Miscellaneous. All notices or approvals required or permitted under this Routing Agreement must be given in writing to BATS Trading at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214, or to User at its last reported principal office address. Any waiver or modification of this Routing Agreement will not be effective unless executed in writing and signed by the other party. This Routing Agreement will bind each party's successors-in-interest. This Routing Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 15 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Routing Agreement. If any provision of this Routing Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Routing Agreement. This Routing Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between BATS Trading and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Routing Agreement to be executed by their duly authorized officers.

User:______________________________

Signature:__________________________

Printed Name:_______________________

Title:______________________________

BATS Trading, Inc.

Signature:__________________________

Printed Name:_______________________

Title:______________________________

Date: ______________________________

EDGX EXCHANGE, INC. USER AGREEMENT

This User Agreement (this "Agreement") with an effective date as of the date executed on the signature page hereof is made by and between EDGX Exchange, Inc., a Delaware corporation, with its principal offices at 545 Washington Boulevard, Jersey City, NJ 07310 ("Exchange"), and the user referenced below ("User").

1. Term of the Agreement. This Agreement will continue until terminated pursuant to the terms of this Agreement.

2. Services. Subject to the terms and conditions of this Agreement, User will have the right to access Exchange to enter orders on Exchange, receive status updates on orders, cancel orders, execute trades against orders on the Exchange limit order book and to receive data feeds from Exchange ("Exchange Data") containing information regarding User's open orders, executions and volume on Exchange (collectively, the "Services"). User acknowledges and agrees that nothing in this Agreement constitutes an understanding by Exchange to continue any aspect in its current form. Exchange may from time to time make additions, deletions or modifications to the Services. User acknowledges and agrees that Exchange may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use Exchange in accordance with Certificate of Incorporation, Bylaws, Rules and Procedures of Exchange, as amended from time to time (the "Exchange Rules"). In the event of a conflict between the Exchange Rules and this Agreement, the Exchange Rules shall prevail. Exchange reserves the right to modify or change the Services provided Exchange notifies User prior to the effectiveness of the modification and User's continued use of the Services following the modification will constitute User's acceptance of the modification.

3. Compliance. Except as otherwise provided herein, with respect to all orders submitted to Exchange by User, it is the sole responsibility of User to ensure compliance, by itself, its customers and its representatives, with all applicable United States federal and state laws, rules, and regulations as well as those of FINRA or any other self-regulatory organization of which the User is a member to the extent applicable to User. User represents and warrants that: (i) it will use Exchange only if and when it is duly authorized to use Exchange pursuant to the Exchange Rules; (ii) it agrees to be bound by, and will only use Exchange in compliance with, Exchange Rules; (iii) it is and will remain responsible for its use of Exchange and the use of Exchange by any of its employees, customers or agents or, if User is a member of Exchange, by any person which has entered into a sponsorship arrangement with User to use Exchange (a "Sponsored Participant"); (iv) it will maintain and keep current a list of all authorized traders who may obtain access to Exchange on behalf of User and/or any Sponsored Participant(s); and (v) it will familiarize User's authorized traders with all of User's obligations under this Agreement and will assure that they receive appropriate training prior to any use of or access to Exchange.

4. Monitoring. User acknowledges and agrees that Exchange will monitor the use of Exchange by User for compliance with all applicable laws and regulations, including, without limitation, Exchange Rules. User acknowledges its responsibility to monitor its employees, agents and customers for compliance with Exchange Rules, the rules and regulations of any self-regulatory organizations of which User is a member and all applicable federal and state laws.

5. Settlement of Transactions. User agrees that it is User's absolute, unconditional, and unassignable obligation, in connection with each securities transaction effected by User on Exchange to ensure the timely delivery of the subject securities and/or funds as well as any required remittance of interest, dividend payments and/or other distributions in compliance with applicable laws and rules, including, without limitation, relevant rules under the Securities Exchange Act of 1934, as amended (the "Act") as well as the rules of any qualified clearing agency.

User will promptly notify Exchange in writing upon becoming aware of any material change in or to User's clearing arrangements. Exchange retains the right to break any trade without liability to User or any of User's customers in accordance with the Exchange's Clearly Erroneous Executions Rule (Exchange Rule 11.13, as may be amended or re-numbered from time to time).

6. Sponsored Participants. Notwithstanding Exchange's execution and delivery to User of a copy of this Agreement, if User is a Sponsored Participant, and not a member of Exchange, as a condition to initiating and continuing access to Exchange, User must enter into and maintain customer agreements with one or more sponsoring members of Exchange establishing proper relationship(s) and account(s) through which User may trade on Exchange. Such customer agreement(s) must incorporate the sponsorship provisions set forth in Exchange Rules.

7. Connectivity. User is solely responsible for providing and maintaining all necessary electronic communications with Exchange, including, wiring, computer hardware, software, communication line access, and networking devices.

8. Market Data. User hereby grants to Exchange a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive and use information and data that User or User's agent enters into Exchange ("User's Data") for the following purposes: within Exchange Data for performing self-regulatory functions; for internal commercial purposes (i.e., purposes that do not include disclosing, publishing, or distributing outside of Exchange); and for use within Exchange market data products (i.e., products that include disclosure, publication, or distribution to third parties), provided that: (i)such market data products are provided in an aggregate manner that does not directly or indirectly identify User as the source of the information and, (ii) fees for any such market data product are filed with the Securities and Exchange Commission ("SEC") in accordance with the requirements of Section 19 of the Act. Subject to the foregoing license, as between Exchange and User, User retains all ownership and other rights associated with User's Data. No provision in this Agreement shall impair any right, interest, or use of User's Data granted by operation of SEC rules or any other rule or law. User represents and warrants that, with respect to User's Data (i) User owns or has sufficient rights in and to User's Data to authorize Exchange to use User's Data to perform all obligations under this Agreement with respect thereto; (ii) use or delivery of User's Data by User or Exchange will not violate the proprietary rights (including, without limitation, any privacy rights) of any party; and (iii) use or delivery of User's Data by User or Exchange will not violate any applicable law or regulation.

9. Restrictions on Use; Security. Unless otherwise required by law, User may not sell, lease, furnish or otherwise permit or provide access to Exchange or any information or data made available therein (with the exception of User's Data) to any other entity or to any individual that is not User's employee, customer, agent or Sponsored Participant. User accepts full responsibility for its employees', customers', agents' and Sponsored Participants' use of Exchange, which use must comply with Exchange Rules and the User's obligations under this Agreement. User will take reasonable security precautions to prevent unauthorized use of or access to Exchange, including unauthorized entry of information into Exchange, or the information and data made available therein. Without limiting the generality of the foregoing, User shall insure that all internal use of Exchange Data: (i) clearly and prominently identifies the information as originating from Exchange where applicable; (ii) is adequately protected to prevent unauthorized access; and (iii) is not altered by User to make it materially incorrect or misleading in any way. User understands and agrees that User is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of User's authorized traders, and for the trading and other consequences thereof, except in the event of willful misconduct, fraud or a breach of this Agreement by Exchange that results in unauthorized access by other parties. User may not convey, retransmit, republish or rebroadcast any Exchange Data to any outside party unless it signs and complies with a separate Exchange Data Vendor Agreement.

10. Information.

(a) Confidentiality. Both parties acknowledge that: (i) Exchange and the information and data made available therein, incorporate confidential and proprietary information developed, acquired by or licensed to Exchange; and (ii) each party may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. Exchange will not disclose the identity of User or User's customers to any of its other members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Agreement. User may not disclose any data or compilations of data made available to User by Exchange without the express, prior written authorization of Exchange. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

11. Clearly Erroneous Trade Policy. User has read and agrees to the terms stipulated in Exchange Rule 11.13 (Clearly Erroneous Executions), as Exchange may amend or re-number from time to time.

12. Corporate Names; Proprietary Rights. Exchange and User each acknowledge and agree that Exchange and User each have proprietary rights in their respective trade names, trademarks, service marks, logos, copyrights and patents, registered or unregistered (collectively, the "Marks"). Exchange and User each agree that they shall not use the other party's Marks in any way that would infringe upon the rights of the other Party. Further, this Agreement shall not grant either party the right to use the other party's Marks in any marketing, promotional or other materials without the prior review and written consent of the other party.

13. Fees. By signing this Agreement, User agrees to make timely payment of all system usage fees, as may be set forth in Exchange Rules or posted on Exchange's web site, as well as any applicable late fees for the failure to make payment within the required time period. Fees are payable within 30 days of the invoice date. User will be solely responsible for any and all tele communications costs and all other expenses incurred in linking to, and maintaining its link to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of Services. User agrees to pay Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Act, Exchange reserves the right to change its fee schedule with 48 hours prior notice to User (delivered via e-mail and posted to the Exchange web site). The provisions of this Section will survive the termination of this Agreement.

14. DISCLAIMER OF WARRANTY. THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO THE SYSTEM OR ANY SOFTWARE OR OTHER MATERIALS MADE AVAILABLE TO USER AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY EXCHANGE WILL MEET THE USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. EXCHANGE GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO EXCHANGE AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF EXCHANGE BY ANOTHER PERSON HAVING ACCESS TO EXCHANGE, INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

15. NO LIABILITY FOR TRADES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT: (i) EXCHANGE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH EXCHANGE; AND (ii) EXCHANGE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, NEITHER EXCHANGE, NOR ANY OF ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF EXCHANGE OR ITS USE AND ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF EXCHANGE TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, EXCHANGE WILL BE ABSORBED BY THE USER THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO EXCHANGE. NOTHWITHSTANDING THE FOREGOING, EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.12 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

16. NO CONSEQUENTIAL DAMAGES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL EXCHANGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF EXCHANGE, INTERRUPTION IN USE OR AVAILABILITY OF EXCHANGE, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTHWITHSTANDING THE FOREGOING, EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.12 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

17. Indemnification by User. User agrees to indemnify and hold harmless Exchange, its owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related persons and entities from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this agreement and for any loss or claim which may arise from a claim that one or more trades or orders in securities placed by User with Exchange were in violation of any state or federal securities law or Exchange Rules unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from Exchange's willful misconduct, fraud or breach of Exchange's obligations under this Agreement.

18. Indemnification by Exchange. Exchange agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that Exchange or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

19. Termination. User or Exchange may terminate this Agreement or any part of the Services upon 30 days written notice to the other party. In addition, Exchange may suspend or terminate the Services to User immediately if it determines, in Exchange's sole reasonable determination, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that Exchange determines to be detrimental to Exchange or its members; (iii) User poses a credit risk to Exchange; (iv) User is retransmitting or republishing Exchange Data without the prior approval of Exchange; (v) User has violated any Exchange Rules; or (vi) User ceases to be a member in good standing with Exchange. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Agreement for any reason: 8, 9, 10, 12, 13, 14, 15, 16, 17, 18, 19, 24, and 26. In no event will termination of this Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to Exchange.

20. Acknowledgement of SRO Obligations. Exchange represents: (i) that Exchange is registered with the SEC as a national securities exchange pursuant to Section 6 of the Act; (ii) that Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (iii) that Section 19(g)(1) of the Act mandates that Exchange, as a self-regulatory organization, comply with the Act; and (iv) that Exchange has jurisdiction over its members to enforce compliance with the Act as well as the rules, regulations and interpretations of Exchange. Accordingly, User agrees that Exchange, when required to do so in fulfillment of its statutory obligations, may, in accordance with Exchange Rules, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities, including User, to receive or use the Services. Exchange shall undertake reasonable efforts to notify User of any such condition, modification or termination, and User shall promptly comply with any requirement that may be contained in such notice within such period of time as may be determined in good faith by Exchange to be necessary and consistent with its statutory obligations. Any individual or entity that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder and Exchange Rules.

21. Assignment. User's license to use the Services during the term of this Agreement is personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement or any of its rights or obligations hereunder without Exchange's prior approval, which will not be unreasonably withheld. Exchange may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

22. Force Majeure. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

23. Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

24. Arbitration. In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Agreement or the breach thereof will be resolved and settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

25. Amendment. Exchange may amend any term or condition of this Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Members generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection, such response must be received no later than sixty (60) days after the date that Exchange distributed the initial notice. Exchange will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the System after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Agreement, and no modification to this Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

26. Miscellaneous. All notices or approvals required or permitted under this Agreement must be given in writing to Exchange at the address specified above or to User at its last reported principal office address. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 24 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement. This Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between Exchange and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

User (Firm Name)

Authorized Signature

Print Authorized Name

Title

EDGX Exchange, Inc.

Authorized Signature

Print Authorized Name

Title

Date

Direct Edge Securities Routing Agreement

Provided that User is a Member or Sponsored Participant of a Member of either EDGX Exchange, Inc., EDGA Exchange, Inc. or both of EDGX Exchange, Inc. and EDGA Exchange, Inc. (as applicable, the "Exchange") and subject to a valid, ongoing User Agreement with Exchange, Direct Edge ECN LLC d/b/a/ DE Route (hereinafter "Direct Edge"), a broker-dealer registered in accordance with Section 15(a) of the Securities Exchange Act of 1934, as amended (the "Act"), agrees to act as agent to User for the purpose of providing certain routing services, as described herein, provided that User is bound by the terms and conditions of this agreement (the "Routing Agreement") and any applicable rules and interpretations of Exchange Rules. Whereas Direct Edge provides certain order routing services for Exchange, and User desires to use the order routing facilities of Exchange, for good and valuable consideration, User and Direct Edge agree as follows:

1. Routing Services. Direct Edge, a wholly owned subsidiary of Direct Edge Holdings LLC, agrees to act as agent for User for routing orders entered into Exchange to the applicable market centers or broker-dealers for execution, whenever such routing is at User's request, and is permitted in accordance with Exchange Rules. User understands and agrees that orders executed on its behalf shall at all times be subject to the terms and conditions of Exchange Rules. In the event of a conflict between the Exchange Rules and this Routing Agreement, the Exchange Rules shall prevail.

2. Orders Not Eligible For Routing Services. User agrees that Direct Edge will not handle or otherwise route any orders that are not eligible for order routing in accordance with Exchange Rules.

3. Cancellation; Modification of Orders. User agrees that any requests regarding cancellation or modification of orders shall be subject to Exchange Rules. User understands that the Exchange Rules may provide that requests to cancel orders while the order is routed away to another market center and remains outside Exchange will be processed by Direct Edge subject to the applicable trading rules of the relevant market center.

4. Transmission of Order Instructions. User agrees that all orders on its behalf must be transmitted to Direct Edge through Exchange. User agrees that Exchange is its exclusive mechanism for purposes of transmitting orders on its behalf to Direct Edge and for receiving notice regarding such orders. Direct Edge shall be entitled to rely upon and act in accordance with any order instructions received from Exchange on behalf of User. User agrees that all order executions effected on behalf of User pursuant to this Routing Agreement shall be reported by Direct Edge to Exchange. User shall be notified of such executions through Exchange.

5. Clearance and Settlement. User agrees that all transactions executed on its behalf shall be processed in accordance with Exchange Rules. If User is a Member, User agrees that orders executed on its behalf by Direct Edge shall be automatically processed by Exchange for clearance and settlement on a locked-in basis. If User is a Sponsored Participant, User agrees that all orders executed on its behalf by Direct Edge shall be cleared and settled, using the relevant sponsoring Exchange Member's mnemonic (or its clearing firm's mnemonic, as applicable) and such Exchange Member retains responsibility for the clearance and settlement of all such orders.

6. Information.

(a) Confidentiality. Both parties acknowledge that each party to this Routing Agreement may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Routing Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. Direct Edge will not disclose the identity of User or User's customers to any of Exchange's other Members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over Direct Edge, Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Routing Agreement. If applicable, User may not disclose any data or compilations of data made available to User by Direct Edge without the express, prior written authorization of Direct Edge. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

7. Term of Agreement. This Routing Agreement will be effective as of the date executed by Direct Edge on the signature page hereof and will remain in effect thereafter until terminated by either party upon notice to the other party. Termination will be effective at the close of trading in the affected markets and applications on the day that notice of termination is received by the other party hereto. Direct Edge may terminate this Routing Agreement with written notice if: (i) User is in breach of this Routing Agreement for any reason; (ii) any representations made by User in connection with this Routing Agreement or the User Agreement are or become false or misleading; or (iii) User is no longer a Member or Sponsored Participant of Exchange or otherwise authorized to access Exchange. Upon the termination of this Routing Agreement or the User Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Routing Agreement for any reason: 6, 8, 9, 10, 11, 12, 15 and 17. In no event will termination of this Routing Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to Exchange.

8. Indemnity. User agrees to indemnify, defend and hold Direct Edge harmless from and against any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and attorneys' fees, arising from or as a result of User's breach of its obligations under this Routing Agreement or otherwise from its use of Direct Edge routing services, unless such claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies arise from Direct Edge's willful misconduct, fraud or breach of Direct Edge's obligations under this Routing Agreement.

9. Indemnification by Direct Edge. Direct Edge agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that the order routing services of Direct Edge, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

10. DISCLAIMER OF WARRANTY. ROUTING SERVICES ARE PROVIDED " AS-IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTEES WITH RESPECT TO THE ROUTING SERVICE, WHETHER EXPRESS, IMPLIED, OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY DIRECT EDGE, EXCHANGE OR ITS OR THEIR AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING, BUT NOT LIMITED TO ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE OR NON-INFRINGEMENT AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE HEREBY OVERRIDDEN, EXCLUDED AND DISCLAIMED.

11. NO LIABILITY FOR TRADES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY DIRECT EDGE OR A CLAIM ARISING OUT OF DIRECT EDGE'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT DIRECT EDGE IS NOT LIABLE UNDER THIS ROUTING AGREEMENT TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE

OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY DIRECT EDGE OR A CLAIM ARISING OUT OF DIRECT EDGE'S INDEMNIFICATION OBLIGATION, NEITHER DIRECT EDGE, OR ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF THE ROUTING SERVICE OR ITS USE. ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO THE FAILURE OF DIRECT EDGE TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, EXCHANGE WILL BE ABSORBED BY USER OR THE MEMBER SPONSORING USER, THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO EXCHANGE. NOTHWITHSTANDING THE FOREGOING, DIRECT EDGE AS A FACILITY OF THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.12 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

12. NO CONSEQUENTIAL DAMAGES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY DIRECT EDGE OR A CLAIM ARISING OUT OF DIRECT EDGE'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL DIRECT EDGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF ROUTING SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF DIRECT EDGE, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTHWITHSTANDING THE FOREGOING, DIRECT EDGE AS A FACILITY OF THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.12 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

13. Assignment. User shall not assign, delegate or otherwise transfer this Routing Agreement or any of its rights or obligations hereunder without Direct Edge's prior approval, which will not be unreasonably withheld. Direct Edge may, as permitted by the Act, assign or transfer this Routing Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

14. Force Majeure. Notwithstanding any other term or condition of this Routing Agreement to the contrary, neither Direct Edge nor User will be obligated to perform or observe their obligations undertaken in this Routing Agreement if prevented or hindered from doing so by any circumstances found to be beyond their control.

15. Arbitration. In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Routing Agreement or the breach thereof will be resolved and settled by arbitration under the auspices of FINRA Dispute Resolution or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

16. Amendment. Direct Edge, or Exchange on its behalf, may amend any term or condition of this Routing Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Members of the Exchange generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response shall be received no later than sixty (60) days after the date that Exchange distributed the initial notice. Direct Edge, or Exchange on its behalf, will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the routing services provided by Direct Edge after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Routing Agreement, and no modification to this Routing Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

17. Miscellaneous. All notices or approvals required or permitted under this Routing Agreement must be given in writing to Direct Edge at 545 Washington Boulevard, 6th Floor, Jersey City, New Jersey 07310, or to User at its last reported principal office address. Any waiver or modification of this Routing Agreement will not be effective unless executed in writing and signed by the other party. This Routing Agreement will bind each party's successors-in-interest. This Routing Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 15 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Routing Agreement. If any provision of this Routing Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Routing Agreement. This Routing Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between Direct Edge and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Routing Agreement to be executed by their duly authorized officers.

User (Firm Name)	**EDGX Exchange, Inc.**
Authorized Signature	*Authorized Signature*
Print Authorized Name	*Print Authorized Name*
Title	*Title*
	Date

EDGX Exchange, Inc.
Service Bureau Agreement

1. This Service Bureau Agreement (this "Agreement") is between EDGX Exchange, Inc. ("Exchange") the Member of Exchange designated below ("Member"), and the Authorized Service Bureau designated below ("Service Bureau").

2. This Agreement authorizes the Service Bureau to route orders and any modifications thereto to Exchange on behalf of the Member.

3. By executing this Agreement, the undersigned Member agrees that it is responsible for all orders using its mnemonic entered on the Exchange through or by the Service Bureau. The Member also agrees to accept and honor all trades executed on Exchange as a result of orders routed to Exchange through or by the Service Bureau using the Member's mnemonic, regardless of whether such orders were provided to Exchange in error by the Service Bureau.

4. The Member understands and agrees that it is its sole responsibility to immediately notify Exchange in the event that it wishes to terminate this Agreement.

5. This Agreement is for the term of one year from the date of execution and shall be automatically renewed on an annual basis unless terminated by any party upon 24 hours written notice.

6. This Agreement shall be governed by the laws of the state of New York without regard to its choice of law provisions.

IN WITNESS WHEREOF THE PARTIES HAVE EXECUTED THIS SERVICE BUREAU AGREEMENT EFFECTIVE AS

Service Bureau:	Member:	EDGX Exchange, Inc:
Signature	*Signature*	*Signature*
Printed Name	*Printed Name*	*Printed Name*
Title (must be an officer)	*Title (must be an officer)*	*Title*
Name of Service Bureau	*Name of Firm*	*Date*
Service Bureau Contact	*Date*	
Email Address of Contact Person	*MPID of Member*	


DirectEdge
A BATS Global Markets Company

EDGA Exchange Inc. and EDGX Exchange, Inc.

Market Maker Registration Application

All Applicants must complete the following Market Maker Registration Application (the "Application") and submit all required supplementary materials. The Exchanges may require additional information from the Applicant prior to determining whether to approve the Application. Additionally, the Applicant is required to update any information submitted in the Application when, as and if it becomes inaccurate or incomplete at any time following submission. Please refer to Exchange Rules 11.18 through 11.21 and 14.1 for information about registering as a Market Maker and related ongoing obligations. See the following links: www.directedge.com/Portals/0/docs/Exchange%20Rule%20Filings/SR-EDGA-2011-29.pdf, www.directedge.com/Portals/0/docs/Exchange%20Rule%20Filings/SR-EDGX-2011-29.pdf,

All Application materials sent to the Exchanges are deemed confidential. Applications, however, may be shared with other self-regulatory organizations, including FINRA, as necessary or appropriate to evaluate and process the Application. If you have questions about the Application, you may direct them to Direct Edge Member Services at 201-942-8220 (Option-3), or memberservices@directedge.com.

Completed Applications must be submitted by email to memberservices@directedge.com, or by mail to the following address:

Direct Edge, Inc.
Attn: Member Services
545 Washington Boulevard, 6th Floor
Jersey City, NJ 07310

APPLICATION CHECKLIST

☐ Completed and signed Application.

☐ The Applicant's most recent FOCUS report, and most recent annual audited financial statements.

☐ Update FINRA's Web CRD® for registration of at least one Market Maker Authorized Trader ("MMAT"). Maintain a current list of MMATs who are permitted to enter orders on behalf of the Applicant and provide continuous updates to the MMAT list on Web CRD® pursuant to Exchange Rule 11.21(a)(4).

Note: Market Maker Restrictions – Exchange Rule 14.1(c)(5)

☐ Restrictions apply to a Market Maker registered in a UTP Derivative Security that derives its value from any of the following: one or more currencies or commodities; derivatives based on one or more currencies or commodities; or a basket or index comprised of currencies or commodities (collectively, "Reference Assets"). Exchange Rule 14.1(c)(5)(A) restricts a Market Maker registered in a UTP Derivative Security ("Restricted Market Maker") from acting or registering as a Market Maker on any other exchange in any Reference Asset of that UTP Derivative Security, or any derivative instrument based on a Reference Asset of that UTP Derivative Security (collectively, with Reference Assets, "Related Instruments").

In addition, Exchange Rule 14.1(c)(5)(B) requires that all Restricted Market Makers file with the Exchange and keep current a list identifying any accounts in which Related Instruments are traded and the Restricted Market Maker: (1) holds an interest; (2) has investment discretion; or (3) shares in the profits and/or losses.

If the applicant is a Restricted Market Maker, please submit a current list of accounts in which Related Instruments are traded to the Market Oversight Department at surveillance@bats.com

GENERAL INFORMATION

Date:

Name of Applicant:

CRD Number:

Address of Principal Office:

City: State: Zip Code:

Contact Person 1: Telephone:

Contact Person 2: Telephone:

Trading Information

MPID(s) to be used:	Clearing Firm:	NSCC Clearing #:
1.		
2.		
3.		

Securities

What is the estimated number of securities in which the Applicant intends to become registered as a Market Maker on the Exchang

Other Affiliations

Does the Applicant, or an affiliated organization thereof, operate as a specialist, Designated Market Maker or otherwise as a type of registered market maker on another registered national securities exchange or association?

☐ Yes ☐ No

If yes, list the securities exchange(s) on which the Applicant is a registered dealer/specialist or Market Maker:

Net Capital

☐ Most recent Focus Report enclosed, and

☐ Most recent Annual Audited Financial Statements enclosed

AUTHORIZED ACKNOWLEDGEMENT

The undersigned attest(s) that the information provided in this application on behalf of the Applicant is complete and accurate and that the Applicant will maintain the documentation required by the Application checklist. Furthermore, the undersigned acknowledge(s) that the Applicant agrees to update the Application as necessary, and to abide by all rules of the Exchange, and interpretations thereof, as they currently exist and as they may be added, supplemented, and/or amended from time to time.

Signature

Print Name / Title | *Date*

Signature

Print Name / Title | *Date*

Signature

Print Name / Title | *Date*

DIRECT EDGE INTERNAL USE ONLY

Market Maker MPID(s):			
Log-In(s):			

ADDENDUM TO THE DIRECT EDGE USER AGREEMENT: Attribution

This User Agreement Addendum to Permit Attribution (this "Addendum"), with an effective date as of the date executed on the signature page hereof, is made by and between Direct Edge, Inc. ("DEI"), on behalf of its direct, wholly-owned subsidiaries EDGA Exchange, Inc. and EDGX Exchange, Inc. (together, the "Exchanges"; DEI and the Exchanges shall collectively be referred to herein as "Direct Edge") and the user referenced below ("User"). Terms not defined in this Addendum shall have the meaning set forth in those certain User Agreements executed by and between each Exchange and User, as may be amended from time to time (together, the "User Agreement").

User's execution of this Addendum is optional. By signing this form, User authorizes attribution of its quoting and/or trading activity on the Exchange(s) in Exchange data products and on Direct Edge's public website.

Executed versions of this Addendum and any other requested documents can be delivered to Direct Edge via email to memberservices@directedge.com or by certified or first class mail to:

Direct Edge, Inc.
Attn: Membership Services
545 Washington Blvd, 6th Floor
Jersey City, NJ 07310

TERMS OF ADDENDUM

Whereas Direct Edge provides certain services to User pursuant to the User Agreement and User desires to continue to use such services as modified below. For good and valuable consideration, User and Direct Edge agree as follows:

1. Scope. This Addendum shall be deemed to be a supplement to the User Agreement. This Addendum shall be effective as of the date set forth below. In the event of a conflict between the terms and conditions of this Addendum and the terms and conditions of the User Agreement, the terms and conditions of this Addendum controls. However, except as set forth herein, all of the terms and conditions of the User Agreement are hereby incorporated by reference and shall remain in full force and effect and are not superseded or amended by this Addendum.

2. Modification of User Agreement. The parties acknowledge that the User Agreement requires Direct Edge to keep User's identity confidential and precludes Direct Edge from disclosing or publishing any information or data that User or User's agent provides to Direct Edge or enters into the Exchanges ("User's Data"). Notwithstanding such provisions, User hereby grants to Direct Edge a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive and use User's Data within the Exchanges' market data products (i.e., products that include disclosure, publication, or distribution to third parties), even if such market data products present User's Data in a non-aggregated and/or identifiable manner (i.e., attribution of a User's quoting and/or trading activity). By executing this Addendum, User hereby authorizes Direct Edge to disclose User's Data in accordance with the terms and conditions of this Addendum and releases and holds harmless Direct Edge from the confidentiality restrictions as set forth in the User Agreement.

IN WITNESS WHEREOF the parties hereto have caused this Addendum to be executed by their duly authorized officers.

User: ____________________	DIRECT EDGE, INC.
Signature: ____________________	Signature: ____________________
Printed Name: ____________________	Printed Name: ____________________
Title: ____________________	Title: ____________________
	Date: ____________________

Direct Edge Aggregate Volume Application

TO BE COMPLETED ONLY BY APPLICANT FIRM ON BEHALF OF CONTROL AFFILIATES

EDGX Exchange, Inc., EDGA Exchange, Inc.: Application to Aggregate Volume of Control Affiliates

Please check applicable Exchange or both: ☐ EDGA Exchange, Inc. ☐ EDGX Exchange, Inc.

MPID of Applicant: ____

MPID(s) of Control Affiliates: ____ ____ ____ ____

*MPIDs of Control Affiliates must be with Member that controls, are controlled by, or under common control with such Member (as evidenced on such Member's Form BD).

Individual responsible for completing this application and executing the certification and agreement below on behalf of the applicant firm:

Full Name: ____

Title: ____

Address: ____

City: ____ State: ____ Postal Code: ____

Direct Dial Telephone: ____

Email: ____

List the names of member firms, their CRD numbers, MPIDs and indicate whether Applicant or Control Affiliate(s).

Name of Firm	CRD#	MPIDs	Control Affiliates

Billing: one invoice will be issued by billing for all MPIDS listed above unless specified below separately. The following MPIDs, listed above, should be invoiced separately:

____ ____ ____ ____

Certification and Agreement

The Applicant Firm, by its duly authorized officer identified above, hereby certifies that the entities listed in this application are Control Affiliates of Applicant Firm. The Applicant Firm agrees to provide EDGA Exchange and or EDGX Exchange, upon request, information to verify such status. The Applicant Firm shall inform EDGA Exchange, and or EDGX Exchange immediately of any event that causes an entity listed herein to cease to be a Control Affiliate of the Applicant Firm.

____

Applicant Firm Name

by its duly authorized officer identified above, ____ (Authorized Signature) on

____ (insert date).

MARKET DATA SERVICES

DirectEdge
A BATS Global Markets Company

Attestation for Members Designating Retail Orders

_______________ (the "Member") represents to Direct Edge, Inc., acting on behalf of EDGX Exchange, Inc. (the "Exchange"), that it has implemented policies and procedures that are reasonably designed to ensure that orders designated by the Member as "Retail Orders" comply with the definition of a "Retail Order."

A "Retail Order" is (i) an agency order or riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person; (ii) is submitted to EDGX by a Member, provided that no change is made to the terms of the order; and (iii) the order does not originate from a trading algorithm or any other computerized methodology. For purposes of this attestation, the term "natural person" refers to the origination of the order from a request made by a human as opposed to the generation of an order by a computer algorithm. An order from a natural person can include an order on behalf of an account held in a corporate legal form, such as an Individual Retirement Account, a Corporation, or a Limited Liability Corporation that has been established for the benefit of an individual or group of related family members, provided that the order originates from an individual.

If a Member uses an algorithm to determine to send an existing Retail Order to EDGX, such order is not deemed to have originated from a trading algorithm strictly as a result of the brokerage firm's algorithm, provided that the Member assures that the Retail Order meets the underlying requirements to be a Retail Order, including that the routing algorithm does not change the terms of the order. Additionally, the Retail Order provision preventing changes to the terms of the order (*e.g.*, price or side) is not meant to prevent a Member from ensuring a better execution experience for the retail customer, such as by adding a limit to a Retail Order.

In addition, if the Member represents a "Retail Order" from another broker-dealer customer, the Member's written supervisory procedures must be reasonably designed to assure that the orders it receives from such broker-dealer customer that it designates as "Retail Orders" meet the definition of a "Retail Order." The Member must (i) obtain an annual written representation from each broker-dealer customer that sends it orders to be designated as "Retail Orders" that entry of such orders as "Retail Orders" will be in compliance with the requirements specified by the Exchange, and (ii) monitor whether its broker-dealer customer's "Retail Order" flow continues to meet the applicable requirements.

____

Member Firm

____

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor

____

Print Name

____

Title

____

Date

Please complete and return to Direct Edge Member Services at memberservices@directedge.com prior to submitting orders with a Retail designation.

MEMBER SERVICES



DirectEdge
A BATS Global Markets Company

MPID Request Form

Market participants should use this form to request an additional market participant identifier (MPID) to use when interacting with the EDGA / EDGX Exchange's proprietary systems.

The market participant that proposes to use the additional MPID(s) must complete this form and submit it to Direct Edge Member Services via email, at memberservices@directedge.com for approval. Failure to provide all required information will delay the requested MPID(s) approval.

If you have any questions, please contact Direct Edge Member Services or your Direct Edge Sales representative at the numbers listed below.

Direct Edge Member Services
545 Washington Blvd. 6th Floor
Jersey City, NJ 07310
Phone: 201-942-8220

Direct Edge Sales
545 Washington Blvd. 6th Floor
Jersey City, NJ 07310
866-472-5267

General Information / Authorized Signature

Member Firm Name:

Contact Name:

Contact Phone #:

Contact E-Mail:

Contact Fax #:

Electronic Signature (Type Authorized Signature)

Print Name / Title

Date

MPID Information

Pricing: $250.00 Per MPID / Per Exchange *(First 5 MPIDs Free Per Firm Per Exchange)*

New / Additional MPID(s)	EDGA Exchange	EDGX Exchange	DTC Clearing #	Unique Order ID for Reserve	Market Making Registration *
1.	☐	☐		No	No
2.	☐	☐		No	No
3.	☐	☐		No	No

**If you have not already been approved to become a Market Maker, please click here to complete the application form:*

- Market Making Registration Form

Billing Requirements

1.) If this/these MPID(s) should be grouped with any existing MPID(s) for fee purposes (*volume aggregation*), provide any of the existing MPID(s) below:

New MPID:	Existing MPID(s) to be grouped with:

*MPIDs must be of Members that control, are controlled by, or under common control with such Member (as evidenced on such Member's Form BD)

2.) If this/these MPID(s) should be grouped with any existing MPID(s) for invoicing purposes (*shown together on a single invoice*), provide the existing MPID(s) below:

New MPID:	Existing MPID(s) to be grouped with:

Monthly invoices are sent via E-Mail. Provide the distribution list (email addresses) below for any MPID(s) that have not been previously grouped with an existing MPID(s) for invoicing purposes:


DirectEdge
A BATS Global Markets Company

Direct Debit Program

Direct Edge uses the Depositary Trust Clearing Corporation (DTCC) Direct Debit Program to bill for execution and related fees from member NSCC accounts. Members may choose not to participate in the Direct Debit Program for exchange execution fees by opting out of the program.

Do you wish to Opt-Out of the Direct Debit Program: No

If "YES", please review and submit the following document:

- Direct Debit Program / Opt-Out Form


DirectEdge
A BATS Global Markets Company

Direct Edge Direct Debit Program

The Depository Trust Clearing Corporation (DTCC) offers a product called Direct Debit that allows exchanges to bill their members directly through their clearing account. As an exchange, Direct Edge uses this process to bill both Section 31 Fees (SEC Fees) and Transaction Fees. Direct Edge will apply these charges to member clearing accounts by the 5th business day of each month. Members will receive a statement each month showing the details of all charges that were processed.

Section 31 Fees - Mandatory Direct Debit

Consistent with the process of the other large U.S. Equity Exchanges, Section 31 Fees for all members will be billed through the Direct Debit process.

Transaction Fees – Optional Direct Debit

The Direct Debit process will be used as the default method by Direct Edge for payment of Transaction Fees. However, if you wish to OPT OUT of using Direct Debit, please fill out the form below and email the signed form to memberservices@directedge.com. You must specifically identify all of the MPIDs that you wish to OPT OUT of the Direct Debit Program. Furthermore, if you add new MPIDs that you wish to OPT OUT, you must send an additional OPT OUT form for the new MPID. Finally, firms may only OPT OUT for MPIDs in which they are responsible. Clearing firms may facilitate the OPT OUT process for the firms whose transactions they clear. However, Direct Edge must receive an OPT OUT form from each member firm. OPT OUT notification must be received before the 15th of the month for it to apply to that months billing period.

Please note: If an MPID has more than one clearing arrangement established, that MPID by default will automatically be OPTED OUT of the Direct Debit

All Transaction Fee invoices that result in a credit due to the member will be cleared during our regular rebate processing. These payments can be either in the form of a check or a wire according to the member's preference.

[Signature Page Follows]

For Exchange Members ONLY: Please fill out the certification below to OPT OUT and return via email to memberservices@directedge.com.

Please check appropriate Exchange or both, if applicable.

☐ EDGA Exchange, Inc.

☐ EDGX Exchange, Inc.

Date: ______________________

I, ______________________ [please print full individual name], a duly authorized signatory of ______________________ [insert Member name] elects to OPT OUT of net transaction fees being processed through DTCC's Direct Debit Program.

____

Electronic Signature (Type Authorized Signature)

Please indicate all applicable Member-Owned MPIDs below:

1. ______________________
2. ______________________
3. ______________________
4. ______________________
5. ______________________

Add additional MPIDs on an attached page if necessary.



MPID Transfer of Ownership Form

_______________________ requests the assignment of the following MPID(s):
(Current Company)

From _______________________ to _______________________ effective _______________________
(Current Company) (New Company Name) (Effective Date)

Please provide the MPID(s), and DTC Clearing Number you wish to reassign.
(Please note, this MPID change is only valid for EDGA Exchange, Inc. and EDGX Exchange, Inc.)

MPID Information

	MPID	Current DTC# *(if applicable)*	Current Session Name *(if applicable)*	New DTC# *(if applicable)*	New Session Name *(if applicable)*
1.					
2.					
3.					
4.					
5.					
6.					
7.					
8.					
9.					
10.					

Contact Information

Current MPID Owner

____
Firm Name

____
Authorizing Signature

____
Print Name

New MPID Owner

____
Firm Name

____
Authorizing Signature

____
Print Name



DTC Clearing Number Transfer Form

[   ] requests the transfer of the Logical Port(s) DTC Clearing # from:
(Company Name)

[   ] to [   ] effective [   ]
(Current DTC Clearing #) (New DTC Clearing #) (Effective Date)

Please provide the Session Name, MPID, Drop Copy Session, and DTC Clearing Number for the sessions you wish to reassign.

CURRENT

	Session Name	MPID	Drop Copy Session Name	DTC #
1.				
2.				
3.				
4.				
5.				
6.				
7.				
8.				
9.				
10.				

NEW

MPID	Drop Copy Session Name	DTC #

Contact Information

Firm Name

Authorizing Signature

Print Name

Email / Phone Number

Date

CONNECTIVITY SERVICES

DirectEdge
A BATS Global Markets Company

Logical Port Request Form

Section 1. General Information

Please complete this form and submit to Direct Edge via email, at memberservices@directedge.com. Failure to provide all required information will delay the requested sessions being created.

A. Which method of connectivity will you be using:
(Check Only One Box – Unless for Both Prod/Test)

☐ Data Center X-Connect ☐ Extranet ☐ Telco Direct Circuit Connection ☐ VPN (*Test Only*)

B. Session Type:

☐ Order Entry: [Select] || ☐ Drop Copy: [Select] || ☐ EdgeRisk Port: [Select]

☐ Order Entry Member TEST Port: [Select] || ☐ TCP Unicast Market Data Feed

☐ Re-Transmission Request Server Session || ☐ TCP "Resync": Check Only One Box Below

☐ Attributed MD Feed*

☐ Non-Attributed MD Feed

For Attributing Order Flow: See Section 5.
For Retail Order Designation: See Section 6.

Bandwidth Requirements:
Direct Edge TCP Market Data Feed = 75 Mb per Exchange Session
Direct Edge TCP "Resync" Market Data Feed = 25 Mb per Exchange Feed *(Suggested Bandwidth)*
Direct Edge Uncompressed Multicast Market Data Feed = 150 MB for Both EDGA and EDGX
Direct Edge Order Entry Basic Recommendation = 1.5 Mb for (1) EDGA and (1) EDGX Session

Pricing: $500 per Order Entry / Drop Copy / EdgeRisk Port per month
$500 per ports used to receive TCP Unicast market data per session per month
* $2500 Fee per Exchange to consume / utilize the Attributed Market Data Feed

- First 2 Direct Sessions Free Per Firm Per Exchange
- O/E Member TEST and Ports used to receive or re-transmit market data are provided free of charge

- Logical port cancellation requests will be effective as of the close of business on the day received. However, as fees are not pro-rated, firms will be required to pay for the cancelled port for the duration of the month

Section 2. NEW Session Information

Are the requested sessions for production or test? *(Required to indicate # of Sessions Requested for ea. Exchange)*

	☐ Production O/E	☐ Drop Copy	☐ EdgeRisk Port	☐ O/E Member Test	☐ TCP Unicast Mkt Data	☐ ReTrans/Resync
EDGA Ports (#):						
EDGX Ports (#):						

If Order Entry, has your front-end application been certified: ☐ Yes ☐ No
(Required to check)

To mimic, please specify the session with your current Sender Comp ID, (then skip to Section V): * [ ]

If a service bureau port, which MPID(s) will you be sending on behalf of:
(Use Additional Comments Field in Section 7 for additional MPIDs and Check here:) ☐ [ ]

If session(s) should drop to an existing drop copy session, please specify: [ ]

Please specify DTC Clearing Number: [ ]
(Required to Specify)

***Please note: by mimicking the specified sessions, all session characteristics will remain consistent, such as MPID and associated MPID(s), Drop Copy Sessions, DTC #, Order Entry Settings.**

Section 3. Additional MPID(s) to an Existing Session

Please specify additional MPID(s) and Associated Sessions:
(Use Additional Comments Field in Section 7 for additional MPIDs and Check here:) ☐

MPID	Associated Sessions

If session(s) should drop to an existing drop copy session, please specify:

MPID	Drop Copy Sessions

Section 4. Session / MPID(s) Login Details

Client must specify A) through G). Any unspecified choices will automatically be set to the system "Default" settings.

A. If a drop copy port which MPID(s) will you be dropping for:

B. Front End Cancel on Disconnect*: ☐ Enable ☐ Disable

C. Trading With Self: ☐ Allow ☐ Disallow

D. If "Disallowing", specify prevention type: N/A

E. Maximum Order Size:

F. Maximum value of limit order:

G. Do you want to receive electronic busts/cancelations: Yes

H. Create unique Order ID on Reserve Replenishment: No

* The automatic cancel feature is offered through FIX and EDGE XPRS (HP API) implementation. You understand that EDGA Exchange, Inc. and EDGX Exchange, Inc. (each the "Exchange") provides a best effort attempt to cancel orders upon disconnection. In the event your connection is disconnected, nevertheless, you are required to call the Exchange Trade Desk at 201-942-8220 (Option 1) to status orders. There is no guaranty that the automatic cancel feature provided by the Exchange will be error free or operate without interruption. By signing below, you agree and acknowledge that the Exchange is not liable or responsible in any way for any orders, which may fail to be cancelled using the automatic cancel feature.

Section 5. Order Attribution

When requesting Order Attribution the User Agreement "Addendum" must be signed, and returned to memberservices@directedge.com. Please refer to the following link for "Addendum" and additional information: www.directedge.com/Trading/Attribution.aspx

If attributing orders, identify specific MPID(s) and Logical Ports:
(Use Additional Comments Field in Section 7 for additional info and Check here:) ☐

MPID	Associated Sessions

Should sessions "DEFAULT" for Attribution: No

Section 6: Retail Order Designation

When requesting Retail Order Designation the "Attestation" form must be signed, and returned to memberservices@directedge.com. Please refer to the following link for "Attestation" and additional information: www.directedge.com/Trading/Attestation.aspx

		MPID	Associated Sessions
If designating retail orders, identify specific MPID(s) and Logical Ports: *(Use Additional Comments Field in Section 7 for additional info and Check here:)*	☐		

Should sessions "DEFAULT" for Retail Order Designation: No

Should sessions "DEFAULT" for Retail Order Designation as MPID: RTAL: No

Section 7: Contact Information

Connectivity Order Contact Information: (Name, Email, and Contact Phone Number)

Firm Name: Firm MPID:

	Name:	Email:	Phone Number:
Business Contact:			
FIX Support:			
Network Support::			
Trade Desk Support::			

Additional Comments:

Section 8: Billing Contact Information

If NEW or Changed: Section VI is required to complete

Contact Name:

Email:

Phone:

Address:

(Street) *(City, State)* *(Postal Code)*

Section 9: Authorizing Signature and Date

Electronic Signature (*Type Authorized Signature*)

Print Authorized Name/Title

Date



Logical Port (Session) Transfer of Ownership Form

____________________________ requests the assignment of the Direct Edge, Inc. Logical Ports between Direct Edge, Inc.
(Current Owner/MPID)

from ____________________________ to ____________________________ effective ________________________.
(Current Owner/MPID) (New Owner/MPID) (Effective Date)

Please provide the Session Name, MPID, Drop Copy Session, and DTC Clearing Number for the sessions you wish to reassign.

	CURRENT				NEW		
	Session Name	MPID	Drop Copy Session Name	DTC #	MPID	Drop Copy Session Name	DTC #
1.							
2.							
3.							
4.							
5.							
6.							
7.							
8.							
9.							
10.							

Contact Information

Current Owner/MPID

____
Firm Name

____
Authorizing Signature

____
Print Name

New Owner/MPID

____
Firm Name

____
Authorizing Signature

____
Print Name

CONNECTIVITY SERVICES

DirectEdge
A BATS Global Markets Company

Logical Port (Sessions) / MPID - Termination Form

Please complete this form and submit to Direct Edge via email, at memberservices@directedge.com. Failure to provide all required information will delay the requested session(s)/login(s) or MPID(s) removal.

Logical port cancellation requests will be effective as of the close of business on the day received, unless future dated and indicated below. However, as fees are not pro-rated, firms will be required to pay for the cancelled port (session) for the duration of the month.

Section 1 - Session Removal - Termination

Provide the Session Name(s) for the sessions you wish to terminate.
(Attach a separate sheet if necessary)

	Session Name:	Effective Date:
1		
2		
3		

Section 2 - MPID Removal - Termination

If removing an MPID from a specific Session or Login, please specify the Session or Login Name(s) below:

Otherwise, indicate Yes in the drop down box below to remove the MPID from ALL sessions:
(By specifying "ALL" sessions, the MPID will be inactivated from both EDGA and EDGX Exchanges)
(Attach a separate sheet if necessary)

Please Note: *If any Logical Ports (Sessions) associated with the MPID(s) indicated below are to be terminated, the specific Logical Port (Session) Name(s) must be indicated above in Section 1.*

	MPID	Remove From ALL EDGA Sessions?	Remove From ALL EDGX Sessions?	Effective Date:	Additional Instructions
1		No	No		
2		No	No		
3		No	No		

Contact Information

Firm Name	Email Address
Electronic Signature (Type Authorizing Signature)	Phone Number
Print Authorized Name	Date


DirectEdge
A BATS Global Markets Company

ADDENDUM TO DIRECT EDGE USER AGREEMENT: EdgeRisk Controls^{SM}

This Addendum to the Direct Edge User Agreement to provide EdgeRisk Controls^{SM} (this "Addendum"), with an effective date as of the date executed on the signature page hereof, is made by and between Direct Edge, Inc. ("DEI"), on behalf of its direct, wholly-owned subsidiaries EDGA Exchange, Inc. and EDGX Exchange, Inc. (together, the "Exchanges"; DEI and the Exchanges shall collectively be referred to herein as "Direct Edge") and the Member referenced below ("Member"). Terms not defined in this Addendum shall have the meaning set forth in those certain User Agreements executed by and between each Exchange and Member, as may be amended from time to time (together, the "User Agreement").

Executed versions of this Addendum and any other requested documents can be delivered to Direct Edge via email to memberservices@directedge.com or by certified or first class mail to:

Direct Edge, Inc.
Attn: Membership Services
545 Washington Blvd, 6th Floor
Jersey City, NJ 07310

TERMS OF ADDENDUM

Whereas, for good and valuable consideration, Member and Direct Edge hereby agree to amend the User Agreement as follows:

THE SERVICE. Direct Edge is providing an optional risk management service, EdgeRisk Controls^{SM} (the "Service"), to assist Member in satisfying its compliance obligations under the Securities and Exchange Commission's Market Access Rule.[1] Member acknowledges and agrees that nothing in this Addendum constitutes an obligation of Direct Edge to continue the Service or any aspect thereof in its present form, or configuration, or under the current specifications or requirements related thereto. Direct Edge, in its sole discretion, may at any time and from time to time make additions to, deletions from, or modifications to the Service or any aspect thereof, or the specifications or requirements related thereto. Direct Edge shall notify Member of any change to the Service via website notification. Member's continued use of the Service following said modification will constitute Member's acceptance of the modification.

FEE. Direct Edge reserves the right to impose a fee for the Service at such time as Direct Edge shall elect and may modify any such fee at any time or from time to time in its sole and exclusive discretion. Member agrees to pay to Direct Edge any and all such dues, fees, assessments or other

---

[1] Rule 15c-5 under the Securities Exchange Act of 1934.

charges prescribed by Direct Edge for the Service, pursuant to the Rules of the Exchanges, as posted on Direct Edge's website. All fees for the Service will be subject to the terms and conditions of the User Agreement, as same may be amended from time to time.

REPRESENTATIONS AND WARRANTIES. Direct Edge makes no warranty and in no way represents or guarantees that the Service will satisfy, in whole or in part, Member's compliance obligations under the Market Access Rule. The Service is provided on an optional, "AS IS" basis, and Member may select such features of the Service as it wishes to supplement its own controls. **DIRECT EDGE MAKES NO REPRESENTATION OR WARRANTY AS TO THE SERVICE, EXPRESS OR IMPLIED, EITHER IN FACT OR BY OPERATION OF LAW, BY STATUTE OR OTHERWISE, AND DIRECT EDGE SPECIFICALLY DISCLAIMS ANY AND ALL IMPLIED OR STATUTORY WARRANTIES, INCLUDING WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO THE SERVICE (INCLUDING, BUT NOT LIMITED TO, ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, TRUTHFULNESS, SEQUENCE, COMPLETENESS, OR NON-INFRINGEMENT) AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICE PROVIDED BY DIRECT EDGE WILL MEET MEMBER'S REQUIREMENTS, SATISFY MEMBER'S REGULATORY OBLIGATIONS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. DIRECT EDGE GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO THE SERVICE AND SHALL NOT BE HELD LIABLE TO OR THROUGH MEMBER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF THE SERVICE BY ANOTHER PERSON USING THE SERVICE. MEMBER ASSUMES FULL RESPONSIBILITY FOR COMPLIANCE WITH THE MARKET ACCESS RULE, AS WELL AS RULE 11.3 OF THE EXCHANGES.**

INDEMNITY. Member agrees to indemnify, defend and hold harmless Direct Edge, its owners, subsidiaries and affiliates, and their officers, directors, employees, agents, and any related persons and entities from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any loss or claim otherwise arising in connection with the use of the Service, unless such costs directly arise from Direct Edge's willful misconduct or gross recklessness.

ADDENDUM. This Addendum shall be deemed to be a supplement to the User Agreement. This Addendum shall be effective as of the date first above written. In the event of a conflict between the terms and conditions of this Addendum and the terms and conditions of the User Agreement, the terms and conditions of this Addendum controls. However, except as set forth herein, all of the terms and conditions of the User Agreement are hereby incorporated by reference and shall remain in full force and effect and are not superseded or amended by this Addendum.

[Signature Pages Follows]

IN WITNESS WHEREOF the parties hereto have caused this Addendum to be executed by their duly authorized officers.

Member:	DIRECT EDGE, INC.
Signature: ______________	Signature: ______________
Printed Name:	Printed Name: ______________
Title:	Title: ______________
	Date: ______________

EdgeRisk Controls[SM] Application

When requesting EdgeRisk Controls[SM], the User Agreement "Addendum" must be signed and returned to memberservices@directedge.com.

Please refer to the following link for the "Addendum" and additional information: www.directedge.com/EdgeRiskControls.aspx

Please provide Existing Session Names if you wish to utilize EdgeRisk Controls[SM]:

	Session Names
1.	
2.	
3.	
4.	
5.	
6.	
7.	

If "New" Sessions are needed for EdgeRisk Controls[SM], please refer to following link: Logical Port Request Form - scan and email the finished form to **memberservices@directedge.com**. *(Ensure to note that these new sessions are for EdgeRisk Controls[SM] in Section VI, Additional Comments)*

Contact Information

Firm Name

Email

Phone

Authorized Signature/Title

Date

Agreement

Terms and Conditions

This Connectivity Services Agreement ("**Agreement**") is a binding agreement between you ("User") and Direct Edge, Inc., acting on behalf of each of the subsidiaries and other affiliates of Direct Edge, Inc. that provide any portion of the Services (as defined below) to User, which may include, without limitation, EDGA Exchange, Inc. and EDGX Exchange, Inc. (each, the "**Exchange**"), and each of the respective successors and assigns of the foregoing (collectively, "**Direct Edge**"), and shall be effective as of the date signed (the "**Effective Date**").

1. Services. As used in this Agreement, "Services" shall mean (i) those services described on User's connectivity order form (the "Order Form") and (ii) any other connectivity services provided by Direct Edge to User to the extent such services are not addressed by another agreement between Direct Edge and User. User acknowledges and agrees that nothing in this Agreement constitutes an understanding by Direct Edge to continue any aspect of the Services in their current form. Direct Edge may from time to time make additions, deletions or modifications to the Services. In such event, Direct Edge shall use commercially reasonable efforts to notify User prior to any such change becoming effective. User's continued use of the Services following the modification will constitute User's acceptance of the modification.

2. Connectivity. User is solely responsible for providing and maintaining all necessary electronic communications required to link to the Services, including wiring, computer hardware, software, communication line access, and networking devices (as applicable).

3. Fees

3.1 Services Fees. User agrees to make timely payment of all Services fees, as well as any applicable late fees, in accordance with the payment terms set forth in the Order Form or, if none are specified, within thirty (30) days of the invoice date. In the event of User's failure to make payment within such time period, Direct Edge reserves the right to terminate the subject Service or Services upon notice to User. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, the Services. User shall pay Direct Edge a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute.

3.2 Adjustments to Services Fees. Direct Edge may adjust the fees for the Services upon reasonable notice to User; provided, however, that Direct Edge may pass through to User, without notice, any third party charges, fees, taxes, or terms and conditions incurred by Direct Edge in connection with the provision of Services. If User is receiving a physical connection from Direct Edge, User may acquire a physical connection for transition purposes at no additional cost, provided that. User transitions its connection within three (3) weeks from the date at which the replacement connection is live (i.e., Direct Edge switchport is configured and connected to a User circuit or cross-connect). If, after three (3) weeks, the legacy connection is not terminated, User will be charged for an additional connection.

4. Term. The initial, one (1) month, term of this Agreement shall commence upon the Effective Date and shall automatically renew for additional one (1) month terms at the beginning of each subsequent calendar month thereafter, unless terminated by User or Direct Edge as provided below.

5. Termination

5.1 By User. User may terminate this Agreement, or cancel any physical connection provided hereunder, upon thirty (30) days prior written notice to Direct Edge.

5.2 By Direct Edge. Direct Edge may terminate this Agreement upon thirty (30) days written notice to User. Notwithstanding the foregoing, Direct Edge may suspend or terminate the Services immediately upon notice to User if it determines, in Direct Edge's sole reasonable determination, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that Direct Edge determines are or may be detrimental to Direct Edge, its investors or Exchange Members (as defined in the Exchange Rules), including without limitation detrimental to the performance and operation of the Services; (iii) User has become insolvent; has made an assignment for the benefit of creditors; is not paying debts as they become due, or admits, in writing, its inability to pay debts when due; has filed, or has filed against it, any petition under any applicable bankruptcy laws or an application for a receiver, trustee, or custodian of User is made by anyone; or User becomes the subject of any proceedings of bankruptcy, insolvency, reorganization, dissolution, receivership, liquidation or arrangement, adjustment, or composition, or otherwise poses a credit risk to Direct Edge, its investors or Exchange Members; (iv) User is retransmitting or republishing Exchange market data without the prior approval of Direct Edge; (v) User has violated any Exchange Rules; or (vi) User is a Member of an Exchange as of the Effective Date and ceases to be a Member in good standing with the applicable Exchange, or User is otherwise no longer authorized to use the Services; or (vii) any representations made by User in connection with this Agreement are or become false or misleading.

5.3 Consequences of Termination. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease and User shall immediately pay to Direct Edge any and all amounts owed to Direct Edge under this Agreement, including without limitation all Services fees owed in respect of the entirety of the then current calendar month. (For example, if the Agreement is terminated on February 15, Users shall nevertheless be required to pay Direct Edge the monthly Services fees for the entirety of the month of February.) The following Sections will survive the termination or expiration of this Agreement for any reason: Sections 3, 5.3, and 6 through 14. In no event will termination of this Agreement relieve User of any obligations incurred prior to the effective date of termination or through its use of or connection to the Services.

6. Disclaimer of Warranty. THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO ANY SOFTWARE OR OTHER MATERIALS, OR ANY SERVICES, MADE AVAILABLE TO USER, AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY DIRECT EDGE WILL MEET USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. DIRECT EDGE GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO THE SERVICES AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF THE SERVICES BY ANOTHER PERSON HAVING ACCESS TO THE SERVICES INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

7. No Consequential Damages. ABSENT FRAUD OR WILLFUL MISCONDUCT BY DIRECT EDGE OR A CLAIM ARISING OUT OF DIRECT EDGE'S INDEMNIFICATION OBLIGATIONS (AS DESCRIBED BELOW), UNDER NO CIRCUMSTANCES WILL DIRECT EDGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF THE SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF THE SERVICES, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, BUT SUBJECT TO THE EXPRESS LIMITS SET FORTH BELOW, DIRECT EDGE MAY BE LIABLE TO USER, IF USER IS AN EXCHANGE MEMBER, TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.12 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME. EXCEPT FOR GROSS NEGLIGENCE, WILLFUL MISCONDUCT, OR A CLAIM ARISING OUT OF DIRECT EDGE'S INDEMNIFICATION OBLIGATIONS STATED BELOW, DIRECT EDGE'S TOTAL LIABILITY IN RESPECT OF ANY AND ALL CLAIMS ARISING FROM OR RELATED TO THIS AGREEMENT, IN CONTRACT, TORT, OR OTHERWISE, WILL BE LIMITED TO THE LESSER OF: (i) ACTUAL DAMAGES INCURRED BY CLIENT AS A DIRECT RESULT OF DIRECT EDGE'S ACT OR OMISSION, AND (ii) $10,000.

Agreement

Terms and Conditions (Cnt'd)

8. Indemnification by User. User agrees to indemnify and hold harmless Direct Edge, its owners, subsidiaries, and affiliates, its and their respective officers, directors, employees, and agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this Agreement, unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from Direct Edge's willful misconduct, fraud or breach of Direct Edge's obligations under this Agreement.

9. Indemnification by Direct Edge. Direct Edge agrees to indemnify, defend and hold harmless User and its subsidiaries and affiliates, and its and their respective officers, directors, employees, and agents, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that Direct Edge or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

10. Assignment. User's rights hereunder to use the Services during the term of this Agreement are personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement, or any of its rights or obligations hereunder, without Direct Edge's prior approval, which will not be unreasonably withheld. Direct Edge may assign or transfer this Agreement, or any of its rights or obligations hereunder, to a related or unrelated party, upon notice to User.

11. Force Majeure. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

12. Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

13. Amendment. This Agreement may be amended from time to time by Direct Edge in its sole discretion, and Direct Edge shall provide reasonable notice to User prior to any such amended Agreement becoming effective. Use of any Services following any amendment of this Agreement becoming effective shall constitute User's agreement to such amendment.

14. Miscellaneous. All notices or approvals required or permitted under this Agreement must be given in writing to Direct Edge at the address specified above or to User at its last reported principal office address. No waiver under this Agreement will be effective unless executed in writing and signed by the party waiving any of its rights hereunder. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. This Agreement, together with the Order Form, constitutes the complete and entire statement of all conditions and representations of the agreement between Direct Edge and User with respect to its subject matter, and supersedes all prior writings or understandings with respect to such subject matter. In the event of any conflict between the business terms of the main body of this Agreement and any business terms set forth in an Order Form, such terms set forth in the Order Form shall govern.

Agreed by Client (Firm Name): ____________	*Agreed by Direct Edge:*
____________ *Electronic Signature (Type Authorized Signature)*	____________ *Authorized Signature*
____________ *Print Authorized Name / Title*	____________ *Print Person Name*
____________ *Date*	____________ *Date*



Direct Edge, Inc. - A BATS Global Markets Co.
545 Washington Boulevard
Jersey City, NJ 07310

Physical Connectivity Order Form

Business Contact Name | Email | Contact number

Technical Contact Name | Email | Contact number

Billing Information:

Billing Contact Name | Address

Email/Contact Phone | City, State, ZIP

Physical Switch Connections

☐ ADD

Media / Speed	Connection Use/Details	Quantity		Month-to-Month Port Fee
1 Gbps Ethernet			x	$500
1 Gbps Fiber			x	$1,000
10 Gbps Fiber			x	$2,000

Client (Firm Name)

Electronic Signature (Type Authorized Signature)

Print Authorized Name / Title

Date



Direct Edge, Inc. - A BATS Global Markets Co.
545 Washington Boulevard
Jersey City, NJ 07310

Connectivity Services Order Form

v4

The Terms of the Connectivity Services Agreement by and between the parties below are hereby incorporated by reference except as otherwise provided herein.

Physical Connectivity Order Form

Business Contact Name | Email | Contact number

Technical Contact Name | Email | Contact number

Billing Information:

Billing Contact Name | Address

Email/Contact Phone | City, State, ZIP

Physical Switch Connections

☐ Add ☐ Upgrade

Media / Speed	Connection Use/Details	Quantity		Month-to-Month Port Fee
1 Gbps Ethernet			x	$500
1 Gbps Fiber			x	$1,000
10 Gbps Fiber			x	$2,000

Client (Firm Name)

Electronic Signature (Type Authorized Signature)

Print Authorized Name / Title

Date

CONNECTIVITY SERVICES



DirectEdge
A BATS Global Markets Company

Service Bureau Contact Information

Business Contact Name	Email	Phone Number
Technical Contact Name	Email	Phone Number

Billing Information:

Billing Contact Name	Billing Address
Email/Contact Phone Number	City, State, Zip

CONNECTIVITY SERVICES

DirectEdge
A BATS Global Markets Company

Service Bureau Port Fee Agreement

This Service Bureau Port Fee Agreement (this "Agreement"), with an effective date as of the date executed below, is made by and between Direct Edge, Inc., a Delaware corporation, with its principal offices at 545 Washington Boulevard, 6th Floor, Jersey City, NY 07310 ("DEI"), and the service bureau referenced below ("Service Bureau").

WHEREAS, DEI is the owner of EDGA Exchange, Inc. and EDGX Exchange, Inc. (each an "Exchange") and acts as a provider of data and connectivity services to each Exchange.

NOW THEREFORE, in consideration of the mutual promises set forth herein, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1. **Rights of Service Bureau**. DEI has granted to Service Bureau the non-exclusive and non-transferable right to act as a Service Bureau for one or more Members of the Exchange pursuant to one or more Service Bureau Agreements.

2. **Port Fees.** Service Bureau agrees to make timely payment of fees charged for linking to Exchange as a Service Bureau. The amount of applicable Port Fees shall be posted on the Exchange's web site. Port Fees are payable within 30 days of the invoice date. Service Bureau will be solely responsible for telecommunications costs and all other expenses incurred in the linking to and maintaining its link to the Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of the Service Bureau Agreement(s) between Exchange and Service Bureau. Service Bureau agrees to pay DEI a late charge in the amount of 1% per month on the past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Securities Exchange Act of 1934 (the "Act"), Exchange reserves the right to change its fee schedule, including Port Fees applicable to Service Bureau. Exchange will use commercially reasonable efforts to provide reasonable advance notice to Service Bureau (posted to the Exchange web site) of any such change to Port Fees.

3. **Term and Termination.** This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated on not less than 24 hours written notice given by either party to the other.

4. **Miscellaneous.** All notices or approvals required or permitted under this Agreement must be given in writing to DEI at the address specified above or to the Service Bureau at its last reported principal office address, unless Service Bureau designates a different address. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the laws of the State of New York. Both parties consent to the jurisdiction of the state and federal courts in and for the State of New York for any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable or invalid, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement.

5. **Terms Applicable to Exchange members only:** For Exchange Members of each Exchange, the Service Bureau Agreement and sections 1, 2, 7, 13, 14, 16, 18, 19, 21-23, and 26 of the User Agreement are hereby incorporated by reference except as otherwise provided herein. The terms of the User Agreement and Service Bureau Agreement shall continue to govern in the event of any conflict with this Agreement. For the purposes hereof, references in the User Agreement and Service Bureau Agreement to "Agreement" and "Services" shall apply to the terms and services, respectively, set forth or incorporated herein.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly Authorized officers,

	Direct Edge, Inc.
Service Bureau Name:	*Authorized Signature*
Electronic Signature (Type Authorized Signature)	Kevin Carrai / Head of Member & Connectivity Services
Print Authorized Name / Title	*Print Authorized Name / Title*
Date	*Date*

INSTRUCTIONS FOR EDGX EXCHANGE, INC. SERVICE BUREAU AGREEMENT

The following agreement authorizes a Service Bureau to route trades on behalf of a Member of EDGX Exchange, Inc. If you have any questions regarding this agreement, please contact Member Services at 201-942-8220.

Once completed, please return via email to memberservices@directedge.com. The countersigned document will be returned via email when the agreement is fully executed.

EDGX EXCHANGE, INC. SERVICE BUREAU AGREEMENT

1. This Service Bureau Agreement (this "Agreement") is between EDGX Exchange, Inc. ("Exchange") the Member of Exchange designated below ("Member"), and the Authorized Service Bureau designated below ("Service Bureau").
2. This Agreement authorizes the Service Bureau to route orders and any modifications thereto to Exchange on behalf of the Member.
3. By executing this Agreement, the undersigned Member agrees that it is responsible for all orders using its mnemonic entered on the Exchange through or by the Service Bureau. The Member also agrees to accept and honor all trades executed on Exchange as a result of orders routed to Exchange through or by the Service Bureau using the Member's mnemonic, regardless of whether such orders were provided to Exchange in error by the Service Bureau.
4. The Member understands and agrees that it is its sole responsibility to immediately notify Exchange in the event that it wishes to terminate this Agreement.
5. This Agreement is for the term of one year from the date of execution and shall be automatically renewed on an annual basis unless terminated by any party upon 24 hours written notice.
6. This Agreement shall be governed by the laws of the state of New York without regard to its choice of law provisions.

IN WITNESS THEREOF, THE PARTIES HAVE EXECUTED THIS SERVICE BUREAU AGREEMENT EFFECTIVE AS OF THE DATE SET FORTH BELOW.

Service Bureau	**Member**	**EDGX Exchange, Inc.**
Signature	*Signature*	*Signature*
Print Name	*Print Name*	Kevin Carrai *Print Name*
Title (must be officer)	*Title (must be officer)*	Head of Member & Connectivity Services *Title*
Name of Service Bureau	*Name of Firm*	*Date*
Service Bureau Contact	*Phone Number*	
Phone Number of Contact Person	*Date*	
Email Address	***MPID(s) / DTC Clearing # of Member***	

BATS Global Markets, Inc.
Data Agreement
(Formerly the Exchange Data Vendor Agreement)

This BATS Global Markets, Inc. Data Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between BATS, as operator of the Exchanges, and Data Recipient.

1. **Definitions.** The following terms, when used in this Agreement, shall have the meanings set forth below:

"Act" shall mean the Securities Exchange Act of 1934, as amended.

"Additional Agreements" shall mean the User Agreement, BATS Data Feed Order Form and System Description, Direct Edge System Description/Data Feed Request, Price List, Fee Schedule, and any additional terms and conditions, policies or agreements entered into in writing by Data Recipient with BATS or any of its subsidiaries or affiliates (including without limitation Direct Edge, Inc.) relating to the subject matter hereof.

"Agreement" shall mean this BATS Global Markets, Inc. Data Agreement, including any attachments or documents referenced or incorporated herein, as may be amended, modified, or supplemented from time to time.

"BATS" shall mean, collectively, BATS Global Markets, Inc., a Delaware corporation, with its principal offices at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214, and its subsidiaries and affiliates, including, without limitation, the Exchanges.

"BATS Indemnified Parties" shall mean, collectively, BATS and its subsidiaries, affiliates, and its and their respective owners, officers, directors, employees, and agents.

"BATS Invoiced Subscribers" shall mean any Data User that BATS chooses to invoice directly, as distinguished from Data Recipient Invoiced Subscribers.

"BATS Specifications" shall mean the written specifications, as may be amended, modified, or supplemented from time to time, for the System with which Data Recipient's system must comply.

"Claims and Losses" shall mean any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, costs, judgments, settlements and expenses of any nature, whether incurred by or issued against an indemnified party or a third-party, including, without limitation, (a) indirect, special, punitive, consequential or incidental loss or damage, and (b) reasonable administrative costs, investigatory costs, litigation costs and auditors' and attorneys' fees and expenses (including in-house personnel).

"Connectivity Fees" shall mean fees charged specifically for connecting to Exchange in order to receive Exchange Data.

"Data Feed Subscriber" shall mean any Data User outside of Data Recipient that (a) receives Exchange Data from Data Recipient and (b) for which Data Recipient cannot substantially control Exchange Data for the purpose of reporting usage or qualification.

"Data Fees" shall mean fees charged in connection with the use or redistribution of Exchange Data.

"Data Recipient" shall mean the data recipient referenced below and its affiliates, as identified in writing to BATS. The term "Data Recipient" includes (a) any Person that receives and uses Exchange Data for internal purposes only, and (b) any Person that receives and distributes Exchange Data, in each case pursuant to and in accordance with the terms and conditions of this Agreement and Exchange Requirements.

"Data Recipient Account Agreement" shall mean an agreement with an External Subscriber that (a) governs the accounts held by the External Subscriber with Data Recipient through which the External Subscriber is entitled to access Exchange Data, including any limitations on an External Subscriber's right to redistribute Exchange Data, and (b) protects BATS and the BATS Indemnified Parties to the same extent as if Data Recipient had presented and the External Subscriber had signed a Subscriber Agreement as per the applicable Exchange Requirements.

"Data Recipient Indemnified Parties" shall mean, collectively, Data Recipient and its subsidiaries, affiliates and its and their respective owners, officers, directors, employees, and agents.

"Data Recipient Invoiced Subscribers" shall mean any Data User that, per BATS' decision, are charged or assessed by Data Recipient for Exchange Data.

"Data User" shall mean any Person that receives Exchange Data from Data Recipient.

"Exchange" and **"Exchanges"** shall mean, individually or collectively, BATS Exchange, Inc., BATS Y-Exchange, Inc., EDGA Exchange, Inc. EDGX Exchange, Inc., and any other market subsidiary hereinafter created or acquired by BATS and operated by BATS or a subsidiary of BATS.

"Exchange Data" shall mean certain data and other information disseminated relating to securities or other financial instruments, products, vehicles, or devices; or relating to Persons regulated by BATS or to activities of BATS; or gathered by BATS from other sources, in each case sourced by BATS within the U.S.

"**Exchange Requirements**" shall mean (a) the rules, regulations, interpretations, decisions, opinions, orders and other requirements of the Securities Exchange Commission or other regulatory authorities, as may be applicable; (b) the rules and regulations, disciplinary decisions and rule interpretations applicable to the Exchanges; (c) the Exchanges' decisions, policies, interpretations, user guides, operating procedures, specifications (including without limitation the BATS specifications), requirements and other documentation that is regulatory or technical in nature published on BATS' web site; and (d) all other applicable laws, statutes, rules, regulations, orders, decisions, interpretations, opinions and other requirements.

"External Subscriber" shall mean any Data User not affiliated with Data Recipient that receives Exchange Data where Data Recipient can substantially control Exchange Data for the purpose of reporting usage or qualification.

"Internal Subscriber" shall mean any Data User affiliated with Data Recipient that receives Exchange Data where Data Recipient can substantially control Exchange Data for the purpose of reporting usage or qualification.

"Person" shall mean any individual, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, or other entity.

"Redistributor" shall mean another distributor from which Data Recipient receives Exchange Data and for which such distributor cannot substantially control the Exchange Data received by Data Recipient for purposes of reporting usage and qualification.

"Service Facilitator" shall mean a Person receiving Exchange Data from Data Recipient for the sole purpose of facilitating dissemination of Exchange Data through Data Recipient's service in accordance with the terms and conditions of this Agreement.

"Subscriber Agreement" shall mean any agreement that BATS may require Data Recipient to obtain from an External Subscriber prior to Data Recipient providing such External Subscriber with Exchange Data.

"System" shall mean the system BATS has developed for creation and/or dissemination of Exchange Data.

"System Description" shall mean the BATS Data Feed Order Form and System Description and/or Direct Edge System Description/Data Feed Request, as applicable, and any other description of Data Recipient's system for receiving, transmitting and disseminating Exchange Data that is provided to and approved by BATS.

"User Agreement" shall mean an agreement by and between Data Recipient and the Exchange, pursuant to which Data Recipient has the right to access the Exchange to, among other things, enter orders on the Exchange, receive status updates on orders, cancel orders, and execute trades against orders on the Exchange limit order book, as such agreement may be amended, modified, or supplemented from time to time.

2. Exchange Users. All rights under this Agreement granted to any Data Recipient that is also party to a User Agreement are granted subject to the terms and conditions of this Agreement and are in addition to the rights granted to Data Recipient under the User Agreement.

If Data Recipient is a member of an Exchange, then Data Recipient expressly acknowledges and agrees that (a) this Agreement does not limit or reduce in any way Data Recipient's obligations and responsibilities as a member of any applicable Exchange; (b) this Agreement does not in any way alter the procedures or standards generally applicable to disciplinary or other actions taken by BATS to enforce compliance with, or impose sanctions for violations of, applicable Exchange Requirements; and (c) the nonpayment of amounts due under this Agreement could result in the suspension or cancellation of Data Recipient's membership on an Exchange in accordance with applicable Exchange Requirements.

3. **Other Recipients.** If Data Recipient has not entered into a User Agreement with the Exchange, by signing this Agreement, Data Recipient has the right to access the Exchange to receive data feeds from the Exchange for internal purposes and for the distribution of, or otherwise enabling access (directly or indirectly) to, Exchange Data, as described in Data Recipient's System Description and approved by BATS and not for any purpose inconsistent with the terms of this Agreement.

4. **Use of Exchange Data.** BATS hereby grants to Data Recipient a worldwide, non-exclusive, non-transferable license to: (a) copy, store, process, commingle, and use any Exchange Data received (i) directly from the Exchange; (ii) through an approved BATS extranet; (iii) through an authorized data feed provider (i.e., a Redistributor); or (iv) otherwise, and (b) distribute Exchange Data in any form by means of any current or future product or service of the Data Recipient in any media, in accordance with the terms of this Agreement and Exchange Requirements, as available on BATS' web site and as may be amended, modified, or supplemented from time to time. Data Recipient shall ensure that the Exchange Data is clearly attributed as originating from the applicable Exchange.

Furthermore, Data Recipient represents and warrants that the detailed description of its system for receiving, transmitting and disseminating Exchange Data, as described in its System Description, including, but not limited to, the data processing equipment, software and communications facilities related thereto, is true, complete and not misleading, and that Data Recipient and Data User are authorized to receive and use the Exchange Data only for the purposes set forth in this Agreement and applicable Exchange rules and Exchange Requirements. Any use of the Exchange Data by Data Recipient and Data User, including, but not limited to, distribution or reprocessing, unless expressly described in Data Recipient's System Description and approved by BATS, is prohibited.

Should Data Recipient intend to make any material change to its System Description or in Data Recipient's use of the Exchange Data (including, but not limited to, redistribution and reproduction) in any manner not then described in Data Recipient's System Description, Data Recipient may only do so with BATS' prior written approval of Data Recipient's revised System Description and subject to payment of applicable fees. BATS shall promptly and in good faith approve or disapprove proposed modifications to Data Recipient's System Description. Data Recipient acknowledges and agrees that it acts at its own risk in developing any modification to its service and/or systems prior to receiving approval from BATS in accordance with this Section 4. Data Recipient is not required to notify BATS of non-material changes to its System Description.

5. **Record Retention by Data Recipient.** Data Recipient shall maintain complete and accurate records relating to the receipt of Exchange Data in accordance with the Exchange Requirements and other such information as BATS from time to time may reasonably request in writing.

6. **Reporting.** Data Recipient shall comply with the requirements of BATS as to usage reporting as BATS requires from time to time in writing. Unless otherwise provided by BATS, Data Recipient shall use reasonable efforts to provide such reporting within 15 days of the end of the applicable reporting period set forth by BATS but BATS shall not consider such reporting to be late until 45 days after the due date.

7. **Proprietary Nature of Exchange Data.** BATS represents that Exchange Data and the System constitute valuable proprietary information and rights of BATS and the Exchanges. Data Recipient expressly acknowledges and agrees that, as between BATS and Data Recipient, BATS has the exclusive proprietary rights in and to the System and Exchange Data that (a) originates on or relates to trading on any of BATS' markets; (b) relates to activities that are regulated or operated by one or more of BATS' markets; (c) BATS derives from Exchange Data that originates on or relates to any of BATS' markets; and (d) is a compilation or other rights in information and data that BATS gathers from other sources pursuant to separate agreements with those sources. The System and all Exchange Data, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between BATS and Data Recipient, be and remain the sole and exclusive property of BATS. Data Recipient shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance and full enjoyment by BATS, its licensees, transferees and assignees, of the proprietary rights of BATS in Exchange Data and the System. Data Recipient acknowledges and agrees that third party information providers who provide information, goods and services to BATS in connection with the creation of Exchange Data have exclusive rights in their respective information and data. BATS makes no proprietary claim to any information derived from Exchange Data by Data Recipient.

8. Right to Deny Distribution. BATS retains the right to direct Data Recipient to terminate any external distribution of Exchange Data for any reason or no reason, in which event BATS shall notify Data Recipient and Data Recipient shall cease retransmitting Exchange Data as soon as commercially practicable.

9. Use of Name. BATS shall not: (a) advertise, publicly announce or otherwise state that it is providing services to Data Recipient or its affiliates or (b) use the name of Data Recipient or any affiliate thereof in any advertising or promotional materials, including but not limited to, any published list of data recipients or other clients in its web site displays, without the prior written consent of Data Recipient.

10. Right to Audit. During the term of this Agreement and for a period 12 months thereafter, Data Recipient shall make its premises available to BATS or its appointed agent for physical inspection of Data Recipient's use of Exchange Data (including review of any records regarding the use of, or redistribution of, the Exchange Data and locations where the Exchange Data is being received), during normal business hours, upon reasonable advance notice, to verify the accuracy of reports in accordance with Exchange Requirements and to ensure that the type and amount of fees, if any, calculated or stated to be payable to BATS are complete and accurate. While on Data Recipient's premises, BATS or its appointed designee shall comply with Data Recipient's written standard security policies and procedures to the extent made known by Data Recipient to BATS or its appointed designee. In no event will BATS or its appointed agent audit Data Recipient more than once in any 12 month period, unless necessary due to a reasonable suspicion of non-compliance with any material provision of this Agreement. Data Recipient shall comply promptly with any reasonable request from BATS for information regarding Data Recipient's receipts, usage, processing, display and redistribution of Exchange Data. The costs of such audit shall be borne by BATS unless such audit reveals an underpayment by Data Recipient of 10% or more or a material breach of the rights or licenses granted to Data Recipient under this Agreement; in such case, Data Recipient shall reimburse BATS for its costs and expenses in conducting such audit, to the extent that such costs and expenses are commensurate with industry standards.

11. Qualification Requirements; Data Recipient Indemnification. Except as otherwise set forth in this Agreement, Data Recipient shall only furnish, or cause or permit to be furnished, all or any part of Exchange Data to a Data User who, at the time of receipt thereof, is of a type qualified (as set forth in applicable Exchange Requirements) to receive Exchange Data from Data Recipient. Data Recipient agrees that BATS may have different qualification requirements for different Data Users.

Data Recipient may have an obligation to obtain an executed Subscriber Agreement from External Subscribers or cause Data Feed Subscribers to execute a BATS Global Markets Holdings, Inc. Data Agreement with BATS. Data Recipient shall have no obligation to obtain an executed Subscriber Agreement from External Subscribers if Data Recipient represents and warrants that it has, or will have in place before distributing Exchange Data to any External Subscriber, a legally valid and enforceable Data Recipient Account Agreement with such External Subscriber.

Data Recipient may use a Service Facilitator to facilitate the dissemination of Exchange Data in Data Recipient's service, provided that Data Recipient has a legally valid and enforceable contract with such Service Facilitator, prior to distributing any Exchange Data to any Service Facilitator, that: (a) includes all limitations on the Service Facilitator's right to redistribute Exchange Data; and (b) protects BATS and the BATS Indemnified Parties to the same extent as if the Service Facilitator had signed a BATS Global Markets Holdings, Inc. Data Agreement with BATS directly.

Data Recipient shall indemnify BATS, all BATS Indemnified Parties and any third parties that provide information, goods, and services to BATS in connection with the creation of Exchange Data against any assertion of claims or losses relating against the BATS Indemnified Parties made by an External Subscriber who receives Exchange Data from Data Recipient (or any Person relying upon Exchange Data received by such a Data User) arising from Data Recipient's election to distribute Exchange Data to such External Subscriber pursuant to this Section 11 rather than presenting the Subscriber Agreement to such Persons. In terms of recordkeeping and retention, Data Recipient Account Agreements shall be subject to applicable Exchange Requirements. In the event of a dispute with Data User(s) relating to Exchange Data, Data Recipient agrees to provide BATS with copies of the relevant portions of the Data Recipient Account Agreements. In the text of a Subscriber Agreement, Data Recipient may be referenced as "Vendor".

If any Data User fails to comply with any of the terms or conditions of this Agreement applicable to Data Users, its agreement with Data Recipient for Exchange Data, or any other agreement between Data User and BATS (including the Additional Agreements), or has made any representation in any such agreement which was or has become untrue, then Data Recipient shall, within 5 business days after receipt of notice from BATS of such failure or untruth, cease providing Exchange Data to such Data User and shall, within 10 business days following the receipt of such notice, confirm such cessation by notice to BATS. Data Recipient shall be solely responsible for the acts and omissions of Internal

Subscribers. If a Data User is to be terminated under this provision, then BATS will request all Data Recipients to cease providing Exchange Data to such Data User.

12. Modifications; Fees. Data Recipient acknowledges and agrees that nothing in this Agreement constitutes an undertaking by BATS to continue: (a) Exchange Data, the System, or any aspect of either, in the present form or configuration or under the current BATS Specifications; or (b) to use existing communications facilities. BATS, in its sole discretion, may make modifications, additions, and/or deletions: (i) to Exchange Data, the System, or any aspect of either; (ii) to the BATS Specifications; (iii) to its communications facilities; or (iv) to BATS' decisions, policies, operating procedures, requirements, and other documentation (including, but not limited to, specifications, user guides and the Additional Agreements). BATS will use commercially reasonable efforts to provide Data Recipient with at least 60 days' notice of any material modification, addition, or deletion, except to the extent a shorter period is: (x) required due to any situation that necessitates modifications, additions, or deletions on an accelerated basis or otherwise precludes such advance notice, or (y) required pursuant to an order of a court, an arbitrator or a regulatory agency.

Data Recipient agrees to make timely payment of Connectivity Fees and Data Fees, as well as any applicable late fees for the failure to make payment within the required time period. The amount of applicable Connectivity Fees and Data Fees shall be set forth in Exchange rules or posted on the BATS' web site. Connectivity Fees and Data Fees are payable within 30 days of the invoice date. Data Recipient will be solely responsible for any and all other telecommunications costs and all other expenses incurred in connecting to and maintaining its connection to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of distribution of Exchange Data by BATS to Data Recipient. Data Recipient agrees to pay BATS a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Act, BATS reserves the right to change its fee schedule, including Connectivity Fees and Data Fees applicable to Data Recipient. BATS will use commercially reasonable efforts to provide advance notice to Data Recipient (delivered via email and posted to BATS' web site) of any changes to Connectivity Fees. BATS will use commercially reasonable efforts to provide at least 60 days advance notice to Data Recipient (delivered via email and posted to BATS' web site) of any changes to Data Fees, provided, however, that such notice shall be not less than 30 days prior to the effectiveness of the change. **Receipt or use of Exchange Data after the applicable notice period for any modification, addition, or deletion shall constitute acceptance of Exchange Data, Connectivity Fees, Data Fees, the System, the BATS Specifications, or other decisions, policies, operating procedures, requirements, and other documentation as so changed.**

All Data Users shall be either Data Recipient Invoiced Subscribers or BATS Invoiced Subscribers. Data Recipient is not required to actually invoice Data Recipient Invoiced Subscribers, but, in any event, Data Recipient shall be responsible for the charges associated with the Data Recipient Invoiced Subscribers. Data Recipient shall bear all risk of non-payment by Data Recipient Invoiced Subscribers or by Data Users for whom Data Recipient is responsible for the charges. BATS will bear the risk of non-payment by BATS Invoiced Subscribers. Data Recipient shall reasonably cooperate with BATS in any lawful efforts by BATS to collect unpaid charges due BATS from current or former BATS Invoiced Subscribers. Data Recipient may choose to pay BATS any charges due on behalf of any Data User. Upon Data Recipient's payment to BATS on behalf of any Data User of any charges due hereunder, Data Recipient shall be subrogated to any and all rights of BATS to recover such charges.

In addition, for Data Recipient Invoiced Subscribers, Data Recipient shall pay any taxes, charges or assessments (other than taxes imposed on the net income of BATS) by any foreign or domestic national, state, provincial or local government bodies, or subdivisions thereof relating to the provision of Exchange Data pursuant to this Agreement, and any related penalties or interest. In addition, if Data Recipient or any Data Recipient Invoiced Subscriber is required by applicable law to deduct or withhold any such tax, charge or assessment from the amounts due BATS, then such amounts due shall be increased so that the net amount actually received by BATS after the deduction or withholding of any such tax, charge or assessment, will equal one hundred percent (100%) of the charges that are owed.

13. Term and Termination. This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated either by Data Recipient on not less than 30 days' written notice to BATS or by BATS on not less than 60 days' written notice to Data Recipient. Notwithstanding the foregoing, this Agreement may be terminated immediately upon written notice by BATS in the event that (a) Data Recipient is not permitted or not able to receive or BATS is prevented from disseminating Exchange Data, or any part thereof; (b) any representation, warranty or certification made by Data Recipient in this Agreement or in any other document furnished by Data Recipient is, as of the time made or furnished, materially false or misleading; (c) Data Recipient proceeds with a proposed action which would result in a default of its obligations or covenants under this Agreement or in a breach of any representation, warranty or certification, which is material to BATS for regulatory, commercial or other reasons, made by Data Recipient in connection herewith, after BATS has notified Data Recipient in writing that such proposed action would constitute a default or breach hereunder; or (d) BATS, in its sole reasonable discretion, determines that any failure on the part of Data Recipient to comply with this Agreement has or is likely to have a materially adverse impact on the operation or performance of the System, Exchange Data or any Exchange, or likely to cause disproportionate harm to BATS' interests should termination be delayed. The following Sections will survive the termination or expiration of this Agreement for any reason: 1, 6, 7, 9, 10, 11, 12, 13, 14, 15, 16, 17, 20, 22, 23, 24, and 26. Any terms and conditions of the Additional Agreements incorporated herein by reference which by their terms are stated to survive the termination or expiration of such Additional Agreements shall survive the termination or expiration of this Agreement.

14. Confidentiality. Under this Agreement, BATS (and any BATS designee conducting an audit pursuant to this Agreement) shall keep confidential Data Recipient's System Description and Data Recipient's records, reports and payments that BATS or its designee has reviewed or audited, and any other Data Recipient information or material reasonably considered to be of a confidential nature (whether or not designated as such), as well as any and all information received in connection with this Agreement, including but not limited to, business, financial, operational, product, service and other information. Data Recipient acknowledges that it may also obtain confidential information, data, or techniques of BATS (whether or not designated as such). All such confidential information, whether written or oral, shall be deemed confidential upon disclosure to the recipient. Except as otherwise set forth herein, the recipient shall use such confidential information solely for use consistent with the purposes of this Agreement; shall hold such confidential information in confidence; and shall not use, disclose, copy, or publish any such confidential information without the prior written approval of the disclosing party. The recipient shall take reasonable security precautions, including at least as great as the precautions it takes to protect its own confidential information, but no less than reasonable care, to keep confidential the confidential information of the disclosing party. The recipient shall notify the disclosing party immediately upon discovery of any unauthorized use or disclosure of confidential information, and will cooperate with disclosing party in every reasonable way to help disclosing party regain possession of the confidential information and prevent its further unauthorized use or disclosure. The parties acknowledge that monetary damages may not be a sufficient remedy for unauthorized disclosure of confidential information, and that disclosing party shall be entitled, without waiving any other rights or remedies, to such injunctive or equitable relief as may be deemed proper by a court of competent jurisdiction.

Notwithstanding anything herein to the contrary, BATS or Data Recipient may disclose confidential information to the extent: (a) demanded by a court, arbitrator or government agency with regulatory jurisdiction over one or more of BATS' markets or over Data Recipient or any judicial or government order; (b) necessary to fulfill any BATS or Data Recipient regulatory responsibility, including any responsibility over members and associated Persons under the Act; or (c) necessary for BATS or Data Recipient and their respective employees, directors, and other agents to use such confidential information consistent with the purposes of this Agreement. If a party is required to disclose information pursuant to clauses (a) and (b) immediately above, such party shall notify the disclosing party in writing, to the extent permitted by law or regulation, of such requirement prior to disclosing such information and provide the original disclosing party, at its expense, with an adequate opportunity to obtain a protective order or other reliable assurance that confidential treatment will be accorded to the confidential information. The duties in this Section 14 do not apply to data, information or techniques that: (i) were lawfully in a party's possession prior to the date of this Agreement, provided the source of that information was not known by recipient to be bound by a confidentiality agreement with or other continual, legal or fiduciary obligation of confidentiality to disclosing party; (ii) is now, or hereafter becomes, through no act or failure to act on the part of recipient, generally known to the public; (iii) is rightfully obtained by recipient from a third party so long as the party does not know that the third party has breached any obligation not to reveal such data, information, or techniques; or (iv) can be demonstrated was independently developed by recipient without use or reference to the confidential information. All confidential information is and shall remain the property of the disclosing party. By disclosing confidential information to recipient, disclosing party does not grant any express or implied right to recipient to or under any patents, copyrights, trademarks, or trade secret information.

BATS shall not disclose its audit findings to any third parties (other than to its directors and independent consultants or subcontractors who are subject to confidentiality obligations or as otherwise set forth herein) and all information learned in connection with an audit shall constitute Data Recipient's confidential information. Notwithstanding the foregoing, nothing herein shall prevent BATS from using the audit findings to the extent the findings are used in the aggregate with other information and such aggregation does not (a) specifically identify Data Recipient or (b) create a context where Data Recipient's identity may be reasonably inferred.

15. LIMITATION OF LIABILITY; DISCLAIMER OF WARRANTIES. Absent fraud or willful misconduct by BATS, or a claim arising out of BATS' indemnification or confidentiality obligations set forth herein, BATS, its officers, directors, shareholders, employees, agents and consultants shall not be liable to Data Recipient or its affiliates, or to any Data User or its affiliates, for any inaccurate or incomplete Exchange Data received from BATS or from a Redistributor, any delays, interruptions, errors, or omissions in the furnishing thereof, or any direct, indirect or consequential damages arising from or occasioned by said inaccuracies, delays, interruptions, errors or omissions. DATA RECIPIENT EXPRESSLY ACKNOWLEDGES THAT EXCHANGE DATA AND ANY AND ALL MATERIAL RELATED TO EXCHANGE DATA, INCLUDING BUT NOT LIMITED TO THE SYSTEM AND BATS SPECIFICATIONS, ARE BEING PROVIDED "AS IS." DATA RECIPIENT EXPRESSLY ACKNOWLEDGES THAT BATS DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO EXCHANGE DATA, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OR ANY WARRANTIES OF MERCHANTABILITY, QUALITY OR FITNESS FOR A PARTICULAR PURPOSE. ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS, ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND CONSULTANTS SHALL NOT BE LIABLE TO DATA RECIPIENT, OR TO ANY RECIPIENT OF EXCHANGE DATA REDISTRIBUTED BY DATA RECIPIENT, FOR INDIRECT, CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES OF ANY NATURE, INCLUDING BUT NOT LIMITED TO, LOSS OF OR DAMAGE TO DATA, LOSS OF BUSINESS OR LOST PROFITS, ARISING FROM ANY CAUSE WHATSOEVER, EVEN IF BATS HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY DATA RECIPIENT, OR A CLAIM ARISING OUT OF DATA RECIPIENT'S INDEMNIFICATION OR CONFIDENTIALITY OBLIGATIONS SET FORTH HEREIN, DATA RECIPIENT, ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND CONSULTANTS SHALL NOT BE LIABLE FOR INDIRECT, CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES OF ANY NATURE ARISING FROM ANY CAUSE WHATSOEVER, EVEN IF DATA RECIPIENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

16. Indemnification by Data Recipient. Absent fraud or willful misconduct by BATS or a claim arising out of BATS' indemnification or confidentiality obligations set forth herein, Data Recipient and its affiliates agree to indemnify and hold harmless BATS Indemnified Parties from and against any and all Claims and Losses imposed on or asserted against BATS Indemnified Parties by a third party resulting from, in connection with, or arising out of (a) any failure of Data User to comply with the terms and conditions of any BATS required agreement for Exchange Data if Data Recipient has failed to notify BATS in writing of such non-compliance within 10 days after Data Recipient knows of such non-compliance (unless such Data User is a party to a BATS Global Markets Holdings, Inc. Data Agreement); (b) any assertion of Claims and Losses relating to this Agreement against any BATS Indemnified Party made by any Data User (or any third party relying upon Exchange Data received by such Data User, unless such Data User is party to a BATS Global Markets Holdings, Inc. Data Agreement); (c) the receipt, use, or redistribution of Exchange Data in breach hereof by Data Recipient or its affiliates; and (d) any failure by Data Recipient or its affiliates to comply with its obligations under this Agreement; provided that: (i) BATS promptly notifies Data Recipient in writing of any claim, action, or allegation; however, failure to promptly notify Data Recipient of a claim shall not relieve Data Recipient of its indemnification obligations hereunder except to the extent that such failure prejudices the rights of Data Recipient; (ii) Data Recipient shall have sole control of the settlement and defense of any action to which this indemnity relates, but, upon BATS' request, shall inform BATS of the status of any proceedings or negotiations; and (iii) BATS reasonably cooperates to facilitate such defense. Data Recipient, in defending any such claim, action or allegation, except with the written consent of BATS Indemnified Parties, shall not consent to entry of any judgment or enter into any settlement which (A) does not include, as an unconditional term, the grant by the claimant to the BATS Indemnified Parties of a release of all liabilities in respect to such claim, action, or allegation and (B) subjects BATS Indemnified Parties to any obligation in addition to those set forth herein.

17. Indemnification by BATS. BATS agrees to indemnify, defend and hold harmless Data Recipient Indemnified Parties from and against all Claims and Losses imposed on or asserted against a Data Recipient Indemnified Party by a third party resulting from, in connection with, or arising out of a claim that Exchange Data, or Data Recipient's use thereof, or the System infringes any copyright, patent, trademark, trade secret or other intellectual property right; provided that: (a) Data Recipient promptly notifies BATS in writing of any claim, action, or allegation; however, failure to promptly notify BATS of a claim shall not relieve BATS of its indemnification obligations hereunder except to the extent that such failure prejudices the rights of BATS; (b) BATS shall have sole control of the settlement and defense of any action to which this indemnity relates, but, upon Data Recipient's request, shall inform Data Recipient of the status of any proceedings or negotiations; and (c) Data Recipient reasonably cooperates to facilitate such defense. BATS, in defending any such claim, action or allegation, except with the written consent of Data Recipient Indemnified Parties, shall not consent to entry of any judgment or enter into any settlement which (A) does not include, as an unconditional term, the grant by the claimant to the Data Recipient Indemnified Parties of a release of all liabilities in respect to such claim, action, or allegation and (B) subjects Data Recipient Indemnified Parties to any obligation in addition to those set forth herein.

BATS shall not have the obligation to indemnify, defend and hold harmless Data Recipient's Indemnified Parties for any and all Claims and Losses imposed on, incurred by or asserted against a Data Recipient Indemnified Party as a result of any allegation of infringement or misappropriation if the System, Exchange Data, or any BATS Specifications have not been used in accordance with this Agreement which resulted in such infringement or misappropriation, or if Data

Recipient uses the System, Exchange Data, or any BATS Specifications after BATS notifies Data Recipient of a potential or actual infringement claim or to the extent it is based on use of a superseded version of the System, Exchange Data, or any BATS Specifications if such infringement or misappropriation would have been avoided by use of the current version of the System, Exchange Data, or BATS Specifications or if the infringement or misappropriation claim, action, or allegation is the result of the combination, operation, or use of the System furnished timely to Data Recipient by BATS, Exchange Data, or any BATS Specifications with hardware, software, or materials if such infringement or misappropriation would have been avoided by the use of the System, Exchange Data, or any BATS Specifications without such hardware, software, or materials.

In the event of a claim, action or allegation of infringement or misappropriation or if, in BATS' reasonable opinion, such a claim, action or allegation is likely to occur or if the use of the System, Exchange Data, or any BATS Specifications is enjoined because of infringement or misappropriation, BATS may, at its sole option and expense, (i) procure for Data Recipient the right to continue using the System, Exchange Data, or any BATS Specifications; (ii) replace or modify the System, Exchange Data, or any BATS Specifications to be non-infringing, and require the return of the potentially infringing or misappropriating items, if applicable, without liability to Data Recipient or any other third party; or (iii) terminate this Agreement immediately without liability to Data Recipient (other than indemnification by BATS in accordance with this Section) or any third party.

This Section sets forth the entire liability of BATS and the exclusive remedy of Data Recipient for the infringement or misappropriation of intellectual property by BATS.

18. Assignment. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective permitted successors and assigns. Data Recipient may not assign this Agreement without the prior written consent of BATS; provided, however, that BATS shall not unreasonably withhold such consent. Notwithstanding the foregoing, Data Recipient may assign this Agreement to (a) an affiliate or subsidiary; (b) a successor of Data Recipient, by consolidation, merger, or operation of law; or (c) a purchase of all or substantially all of Data Recipient's assets, in each case without the prior written consent of BATS, provided that Data Recipient (a) is not currently in breach of this Agreement or delinquent in any fees owed to BATS hereunder and (b) provides prior written notice to BATS. BATS may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or an unrelated party upon prior written notice to Data Recipient.

19. Force Majeure. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

20. Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement, and such provision shall be construed to be effective and valid to the fullest extent under applicable law.

21. Relationship of the Parties. Nothing herein shall be construed to create a joint venture or partnership between the parties hereto. Neither party hereto shall have any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other party or to bind the other party to any contract, agreement, or undertaking with any third party.

22. Entire Agreement; Priority Rules; Amendment; Waiver. Notwithstanding anything in this Agreement to the contrary, the terms and conditions of any applicable Additional Agreements entered into by Data Recipient with the Exchange shall be incorporated herein by reference, and, together with this Agreement, shall constitute the complete and entire statement of all conditions and representations of the agreement between BATS and Data Recipient with respect to its subject matter and supersedes all prior writings or understandings, including, without limitation, any Exchange Data Vendor Agreement entered into with the Exchanges. If there is any conflict or inconsistency between this Agreement and any of the Additional Agreements with respect to the receipt or use of Exchange Data as contemplated herein, the following order of precedence shall apply, to the extent applicable to Data Recipient: (a) the Price List or Fee Schedule; (b) the BATS Data Feed Order Form and System Description and/or Direct Edge System Description/Data Feed Request, as applicable; (c) this Agreement; (d) the User Agreement; and (e) any additional terms and conditions, policies or agreements entered into by Data Recipient with BATS or any of its subsidiaries or affiliates (including without limitation Direct Edge, Inc.) relating to the subject matter hereof.

Except as may otherwise be set forth in this Agreement, BATS may alter any term or condition of this Agreement or the Subscriber Agreement on 60 days' prior written notice to Data Recipient, and any receipt or use of Exchange Data after such date is deemed acceptance of the new term or condition. The means of notifying Data Recipient of such new term or condition may include, but not be limited to, emailing such term or condition to Data Recipient or posting such alteration on the BATS web site or a successor site upon written notice to Data Recipient. No failure on the part of BATS or Data Recipient to exercise, no delay in exercising, and no course of dealing with respect to any right, power, or privilege under the Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege under this Agreement.

23. Governing Law; Venue. This Agreement will be governed by and interpreted in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Agreement.

24. Affiliates. Notwithstanding anything to the contrary in this Agreement, any affiliate of the Data Recipient is entitled to exercise the rights of Data Recipient set forth herein on behalf of itself, the Data Recipient, or any other affiliate of the Data Recipient, including, but not limited to, rights to use and distribute Exchange Data to other parties, subject to the terms of this Agreement. If this Agreement will be applicable to an affiliate, Data Recipient must submit a list of any such affiliate(s) to BATS. By submitting the names of its affiliate(s), Data Recipient agrees that the contact information set forth herein shall be deemed to be the contact information for each affiliate and that DATA RECIPIENT SHALL ASSUME ALL RESPONSIBILITY FOR AND WILL HOLD HARMLESS AND INDEMNIFY BATS AGAINST ANY ACTION OR INACTION BY AN AFFILIATE AS IF SUCH ACTION OR INACTION WERE THAT OF DATA RECIPIENT, AND DATA RECIPIENT AND ITS AFFILIATE(S) SHALL BE JOINTLY AND SEVERALLY LIABLE FOR ALL ACTIONS AND/OR INACTIONS OF THE OTHER(S). All of the rights and licenses granted to, and all obligations of, Data Recipient under this Agreement will apply to such affiliate(s) to the same extent as applicable to Data Recipient.

For purposes of this Agreement, an "affiliate" of Data Recipient shall include any entity that, from time to time, directly or indirectly Controls, is Controlled by, or is under common Control with Data Recipient. "Control" means the power to direct or cause the direction of the management or policies of another entity, whether through the ownership of voting securities, by contract, or otherwise. The Data Recipient may delegate any of its responsibilities, obligations or duties under or in connection with this Agreement to any affiliate of the Data Recipient or an authorized third party agent, which may discharge those responsibilities, obligations or duties on behalf of the Data Recipient in accordance with this Agreement.

25. Headings. Section headings are included for convenience only and are not to be used to construe or interpret this Agreement. All references contained herein to sections or subsections shall refer to the sections or subsections of this Agreement, unless specific reference is made to the sections or subsections of another document.

26. Cumulative Remedies. Except as otherwise limited herein, all rights and remedies provided in this Agreement are cumulative and not exclusive, and the exercise by either party of any right or remedy does not preclude the exercise of any other rights or remedies that may now or subsequently be available at law, equity, by statute, in any other agreement between the parties (including without limitation the Additional Agreements) or otherwise.

27. Counterparts. This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Data Recipient: ____________________________

Signature: ____________________________

Printed Name: ____________________________

Title: ____________________________

BATS Global Markets, Inc., on behalf of itself and its subsidiaries and affiliates

Signature: ____________________________

Printed Name: ____________________________

Title: ____________________________

Date: ____________________________

BATS Global Markets, Inc.
Data Feed Order Form and System Description

☐ Initial Form ☐ Amended Form ☐ ADD/REMOVE Data Feed Subscription

DATA RECIPIENT INFORMATION			
Company Name:			Date:
Address of Principal Office:			
City:		State:	Zip Code:
BILLING ADDRESS			
Address of Billing Office:			
City:		State:	Zip Code:

BUSINESS CONTACT		BILLING CONTACT	
Name:		Name:	
Title:		Title:	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:
MARKET DATA ADMINISTRATOR*		**TECHNICAL CONTACT**	
Name:		Name:	
Title:		Title:	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

***The Market Data Administrator will be assigned a web log-in to manage the Data Recipient's monthly usage reporting. Please attach an additional sheet with equivalent information if additional log-ins are required.**

How will you receive BATS data?
- ☐ Directly from BATS (complete Connectivity Section A)
- ☐ Through one or more data Vendors (complete Connectivity Section B)
- ☐ Both (complete Connectivity Sections A and B)

CONNECTIVITY – SECTION A
BZX / BYX Data Center Location: ☐ Primary – Weehawken ☐ Secondary – Chicago ☐ PoP - Secaucus
EDGA / EDGX Data Center Location: ☐ Primary – Secaucus ☐ Secondary – Chicago ☐ PoP - Weehawken

Connection Type:

☐ Co-location Cross connect ☐ 1G ☐ 10G ☐ Other: ____________________

☐ Long haul circuit

☐ Extranet

- ☐ GuavaTech, Inc.
- ☐ Interactive Data
- ☐ NYSE Tech (SFTI)
- ☐ QuantHouse
- ☐ SAVVIS, Inc.
- ☐ TMX Atrium Networks
- ☐ TNSi
- ☐ Other: ____________________

CONNECTIVITY – SECTION B

Please identify all market data Vendors through which you will receive BATS market data:

DATA FEED SUBSCRIPTION / CHANGE REQUEST

BATS Exchange, Inc. (BZX)

Multicast PITCH
☐ ADD ☐ REMOVE Effective Date: ____________

TCP PITCH
☐ ADD ☐ REMOVE Effective Date: ____________

Options Multicast PITCH
☐ ADD ☐ REMOVE Effective Date: ____________

TOP (Level 1)
☐ ADD ☐ REMOVE Effective Date: ____________

Last Sale
☐ ADD ☐ REMOVE Effective Date: ____________

Historical Data (Refer to the Additional BATS Data Feeds section below for additional instructions.) ☐ ADD

BATS Y-Exchange, Inc. (BYX)

Multicast PITCH
☐ ADD ☐ REMOVE Effective Date: ____________

TCP PITCH
☐ ADD ☐ REMOVE Effective Date: ____________

TOP (Level 1)
☐ ADD ☐ REMOVE Effective Date: ____________

Last Sale
☐ ADD ☐ REMOVE Effective Date: ____________

Historical Data (Refer to the Additional BATS Data Feeds section below for additional instructions.) ☐ ADD

EDGA Exchange, Inc. (EDGA)

Depth of Book
☐ ADD ☐ REMOVE Effective Date: ____________

Historical Data (Refer to the Additional BATS Data Feeds section below for additional instructions.) ☐ ADD

EDGX Exchange, Inc. (EDGX)

Depth of Book
☐ ADD ☐ REMOVE Effective Date: ____________

Depth of Book w/ Order Attribution (*Additional Fees Apply*)
☐ ADD ☐ REMOVE Effective Date: ____________

Historical Data (Refer to the Additional BATS Data Feeds section below for additional instructions.) ☐ ADD

BATS One Feed

BATS One Summary
☐ ADD ☐ REMOVE Effective Date: ____________

BATS One Premium
☐ ADD ☐ REMOVE Effective Date: ____________

BATS One Summary Enterprise License
☐ ADD ☐ REMOVE Effective Date: ____________

BATS One Premium Enterprise License
☐ ADD ☐ REMOVE Effective Date: ____________

SYSTEM DESCRIPTION	
Please provide a complete description of the system that makes use of BATS data, including the system name.	
Name / Version of Data System:	Name/Version of Entitlement System
Please provide a description of the system that make use of the Data, and/or the Entitlement System:	

Will your organization use BATS data internally? ☐ Yes ☐ No

Will your organization distribute BATS data to Affiliates**? ☐ Yes ☐ No

If yes, please complete the BATS Global Markets Holdings List of Affiliates.

** "**Affiliate**" shall mean any entity that, from time to time, directly or indirectly, Controls, is Controlled by, or is under common Control with such party. "Control" means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise.

Will your organization distribute BATS data externally? ☐ Yes ☐ No

If yes, is the data distribution ☐ Controlled ☐ Uncontrolled or ☐ Both

Please provide information for all Data Users receiving uncontrolled BATS data from your organization.

DATA USER INFORMATION			
Company Name:			Date:
Address of Principal Office:			
City:		State:	Zip Code:
BUSINESS CONTACT		TECHNICAL CONTACT	
Name:		Name:	
Title:		Title:	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

DATA USER INFORMATION			
Company Name:			Date:
Address of Principal Office:			
City:		State:	Zip Code:
BUSINESS CONTACT		TECHNICAL CONTACT	
Name:		Name:	
Title:		Title:	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

Please attach additional information as needed.

HOSTED SOLUTION CLIENTS

Please provide a list of Hosted Solution Clients if applicable. For a description of Hosted Solution requirements, please refer to the BATS Market Data Policies.

Name of Hosted Solution Clients	Registered Address

DATA FROM OPTIONS PRICING REPORTING AUTHORITY (OPRA)

Dissemination of BATS Options data is limited to parties who have equivalent access to Consolidated Options Information disseminated by OPRA for the same classes or series of options that are included in the Proprietary Information. Access to consolidated Options Information and access to Proprietary Information are deemed "equivalent" if both kinds of information are equally accessible.

Indicate whether you currently receive data from OPRA: ☐ Yes ☐ No

If yes, please indicate which vendor provides your OPRA data:________________________________

ADDITIONAL BATS DATA FEEDS

HISTORICAL DATA

Data Recipients can subscribe to BATS Historical PITCH, TOP, and Last Sale data on a T+1 basis. Up to three months of data is available via download from the BATS website. Additional data can be uploaded to a 1TB hard drive for a single fee per drive.

A BATS web login account is required to subscribe to these Historical Data feeds. For assistance, please visit http://www.batstrading.com/market_data/products/ or contact the BATS Trade Desk at 913.815.7001 or tradedesk@bats.com.

For Historical EDGA/EDGX Depth of Book Data please contact the Market Data Team at marketdata@bats.com.

OTHER DATA FEEDS

BATS Auction Feed and BATS Multicast Latency Feed will continue to be provided free of charge to Data Recipients. To request a subscription to these feeds, contact the BATS Trade Desk at 913.815.7001 or tradedesk@bats.com.

I certify that the information provided within the System Description is accurate.

________________________________ ________________________________

Signature of Data Recipient Authorized Representative | Title

________________________________ ________________________________

Printed Name | Date

BATS Global Markets, Inc.
List of Affiliates

This List of Affiliates is for the BATS Global Markets, Inc. Data Agreement.

"Affiliate" shall mean any entity that, from time to time, directly or indirectly, Controls, is Controlled by, or is under common Control with such party. "Control" means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise.

By submitting the names of its Affiliate(s), Data Recipient agrees that the contact information set forth herein shall be deemed to be the contact information for each Affiliate, as may be modified by Data Recipient from time to time, and that DATA RECIPIENT SHALL ASSUME ALL RESPONSIBILITY FOR AND WILL HOLD HARMLESS AND INDEMNIFY BATS GLOBAL MARKETS HOLDINGS, INC. AND ITS AFFILIATES AGAINST ANY ACTION OR INACTION BY AN AFFILIATE OF DATA RECIPIENT AS IF SUCH ACTION OR INACTION WERE THAT OF DATA RECIPIENT, AND, DATA RECIPIENT AND ITS AFFILIATE(S) SHALL BE JOINTLY AND SEVERALLY LIABLE FOR ALL ACTIONS AND/OR INACTIONS OF THE OTHER(S).

Data Recipient may regard changes to the table below as accepted by BATS unless BATS notifies Data Recipient of an objection within 30 days of receipt of notification of the change.

NAME OF AFFILIATE	REGISTERED ADDRESS

**Attach additional page(s) as necessary.*

I certify that the information provided on this List of Affiliates is complete and accurate.

____
Data Recipient Name

________________________________ ____________________
Signature of Data Recipient Authorized Representative | Title

________________________________ ____________________
Printed Name | Date

BATS Global Markets, Inc.
Subscriber Agreement

Vendor may not modify or waive any term of this Agreement. Any attempt to modify this Agreement, except by BATS Global Markets, Inc. or its affiliates (collectively, "BATS"), is void.

This BATS Global Markets, Inc. Subscriber Agreement (this "Agreement"), with an effective date as of the last date executed on the signature page hereof, is made by and between the vendor referenced below ("Vendor") and the subscriber referenced below ("Subscriber").

1. **Definitions.** Capitalized terms used herein shall have the meanings set forth in this Section 1.

"Claims or Losses" shall mean any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, costs, judgments, settlements and expenses of any nature, whether incurred by or issued against an indemnified party or a third-party, including, without limitation, (a) indirect, special, punitive, consequential or incidental loss or damage, and (b) administrative costs, investigatory costs, litigation costs and auditors' and attorneys' fees and expenses (including in-house personnel).

"Exchange Data" shall mean certain data and other information relating to securities or other financial instruments, products, vehicles or devices; or relating to Persons regulated by BATS or to activities of BATS; or gathered by BATS from other sources.

"Non-Professional Subscriber" shall mean any natural person who is <u>not</u>: (a) registered or qualified in any capacity with the SEC, the Commodities Futures Trading Commission, any state securities agency, any securities exchange or association, or any commodities or futures contract market or association; (b) engaged as an "investment advisor" as that term is defined in Section 202(a)(11) of the Investment Advisors Act of 1940 (whether or not registered or qualified under that Act); or (c) employed by a bank or other organization exempt from registration under federal or state securities laws to perform functions that would require registration or qualification if such functions were performed for an organization not so exempt.

"Person" shall mean any individual, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, or other entity.

"Professional Subscriber" shall mean all other Persons who do not meet the definition of Non-Professional Subscriber.

"SEC" shall mean the U.S. Securities and Exchange Commission.

"Subscriber" shall mean, collectively, all Non-Professional Subscribers and Professional Subscribers.

"Vendor" shall mean "Data Recipient," as that term is defined in the BATS Global Markets, Inc. Data Agreement, as may be modified from time to time.

"Vendor's Service" shall mean the service from a Vendor, including the data processing equipment, software, and communications facilities related thereto, for receiving, processing, transmitting, using, and disseminating Exchange Data to or by Subscriber.

2. **Use of Data.** Subscriber may not sell, lease, furnish or otherwise permit or provide access to Exchange Data to any other Person or to any other office or place. Subscriber will not engage in the operation of any illegal business use or permit anyone else to use Exchange Data, or any part thereof, for any illegal purpose or violation of any BATS or SEC rule or regulation. Subscriber may not present Exchange Data rendered in any unfair, misleading, or discriminatory format. Subscriber shall take reasonable security precautions to prevent unauthorized Persons from gaining access to Exchange Data.

<u>**Use by Non-Professional Subscribers.**</u> Exchange Data is licensed only for personal use by a Non-Professional Subscriber. By representing to Vendor that Subscriber is a Non-Professional Subscriber, or by continuing to receive Exchange Data at a Non-Professional Subscriber rate, Subscriber is affirming to Vendor and BATS that Subscriber meets the definition of Non-Professional Subscriber as set forth herein. A Non-Professional Subscriber shall comply promptly

with any reasonable request from BATS, or its designee, for information regarding the Non-Professional Subscriber's receipt, processing, display, use, and redistribution of Exchange Data.

Use by Professional Subscribers. Exchange Data is licensed for internal business use and/or personal use by a Professional Subscriber. Professional Subscriber may, on a non-continuous basis, furnish limited amounts of Exchange Data to customers in written advertisements, correspondence, or other literature during voice telephonic conversations not entailing computerized voice, automated information inquiry systems, or similar technologies. Professional Subscriber shall make its premises available to BATS, or its designee, for physical inspection of Vendor's Service and of Professional Subscriber's use of Exchange Data (including review of any records regarding use of or access to Exchange Data and the number and locations of all devices that receive Exchange Data), all at reasonable times and upon reasonable notice, to ensure compliance with this Agreement.

3. **Proprietary Data.** BATS grants to Subscriber a non-exclusive, non-transferable license during the term of the Agreement to receive Exchange Data distributed to it by Vendor and, thereafter, to use such Exchange Data as permitted under the terms of this Agreement and all applicable laws, statutes, rules, and regulations of BATS and the SEC, including but not limited to, BATS' rule filings, BATS' decisions and interpretations and any specifications or successors of such laws, statutes, rules, and regulations. Subscriber acknowledges and agrees that BATS and its affiliates have proprietary rights to Exchange Data that originates on or is derived from markets regulated or operated by BATS and compilation or other rights to Exchange Data gathered from other sources. Subscriber further acknowledges and agrees that BATS' third-party information providers have exclusive proprietary rights to their respective information. In the event of any misappropriation or misuse by Subscriber or anyone who accesses Exchange Data through Subscriber, BATS or its third-party information providers shall have the right to obtain injunctive relief for its respective materials. Subscriber shall attribute the source of Exchange Data as appropriate under all circumstances.

4. **Payment.** Subscriber shall assume full and complete responsibility for the payment of any taxes, charges, or assessments imposed on Subscriber or BATS (except for U.S. federal, state, or local incomes taxes, if any, imposed on BATS) by any foreign or domestic national, state, provincial, or local governmental bodies, or subdivisions thereof, and any penalties or interest relating to the provision of Exchange Data to Subscriber. Interest shall be due from the date of the invoice to the time that the amounts that are due have been paid. To the extent permitted by applicable law, Subscriber acknowledges and agrees that the termination of Vendor's Services for failure to make payments shall not be considered an improper limitation of access by BATS. For Professional Subscribers, if any payment is due directly to BATS under this Agreement, payment in full is due BATS in immediately available funds within 30 days of the date of an invoice, whether or not use is made of, or access it made to, Exchange Data. Subscriber agrees to pay BATS a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute.

5. **System.** Subscriber acknowledges that BATS, in its sole discretion, may from time to time make modifications to its system or Exchange Data. Such modifications may require corresponding changes to be made to Vendor's Service. Changes or the failure to make timely changes by Vendor may sever, delay, or otherwise affect Subscriber's access to or use of Exchange Data. BATS shall not be responsible for any such effects. BATS does not endorse or approve any Vendor, Vendor's Service or equipment utilized by Vendor or Subscriber.

6. **Limitation of Liability.**

BATS, its officers, directors, shareholders, employees, agents and consultants shall not be liable to Subscriber or to any other Person for any inaccurate or incomplete Exchange Data received from BATS or from Vendor, any delays, interruptions, errors, or omissions in the furnishing thereof, or any direct, indirect or consequential damages arising from or occasioned by said inaccuracies, delays, interruptions, errors or omissions.

This Section shall not relieve BATS, Vendor, Subscriber, or any other Person from liability for damages that result from their own gross negligence or willful tortious misconduct or from personal injury or wrongful death claims.

BATS, Vendor, and Subscriber understand and agree that the terms of this Section reflect a reasonable allocation of risk and limitation of liability.

7. **Disclaimer of Warranties.** SUBSCRIBER EXPRESSLY ACKNOWLEDGES THAT BATS AND ITS THIRD-PARTY INFORMATION PROVIDERS DO NOT MAKE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OR ANY WARRANTIES OF MERCHANTABILITY, QUALITY OR FITNESS FOR A PARTICULAR PURPOSE.

8. Third-Party Information Providers' Limitation of Liability. BATS' third-party information providers shall have no liability for any damages, whether direct or indirect, whether lost profits, indirect, special, or consequential damages of Subscriber or any other Person seeking relief through Subscriber relating to the accuracy of or delays or omissions in any Exchange Data provided by BATS' third-party information providers, even if the third-party information providers have been advised of the possibility of such damages. In no event will the liability of the third-party information providers or their affiliates to Subscriber or any other Person seeking relief through Subscriber pursuant to any cause of action, whether in contract, tort, or otherwise, exceed the fee paid by Subscriber or any other Person seeking relief through Subscriber, as applicable.

9. Claims and Losses. Subscriber agrees to indemnify and hold harmless BATS, its owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related Persons from any and all Claims or Losses imposed on, incurred by, or asserted as a result of or relating to: (a) any noncompliance by Subscriber with the terms and conditions hereof; and (b) any third-party actions related to Subscriber's receipt and use of Exchange Data, whether authorized or unauthorized under this Agreement. Each party agrees to indemnify and hold harmless (and in every case, BATS shall be permitted to solely defend and settle) another party (including BATS) and their owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related Persons, against any Claims or Losses arising from, involving, or relating to a claim of infringement or other violation of an intellectual property right by the indemnifying party provided that: (a) the indemnified party promptly notifies the indemnifying party in writing of the Claims or Losses; and (b) the indemnified party reasonably cooperates in the defense of the Claims or Losses.

10. Termination. Subscriber acknowledges that BATS, when required to do so in fulfillment of statutory obligations or otherwise, may by notice to Vendor unilaterally limit or terminate the right of any or all Persons to receive or use Exchange Data, or any part thereof, and that Vendor shall immediately comply with any such notice and terminate or limit the furnishing of Exchange Data and confirm such compliance by written notice to BATS. Any affected Person will have available to it such procedural protections as are provided by the Securities Exchange Act of 1934 (the "Act") and applicable rules and regulations thereunder. In addition to the termination rights permitted under any agreement Subscriber may have with Vendor, this Agreement may be terminated by Subscriber upon 30 days' written notice to Vendor and by BATS upon 30 days' written notice either to Vendor or Subscriber. In the event of Subscriber's breach, the discovery of the untruth of any representation or warranty of Subscriber, or where directed by the SEC in its regulatory authority, BATS may terminate this Agreement upon not less than 3 days' written notice to Subscriber provided either by BATS or Vendor.

11. Notices. All communications required to be given in writing to BATS under this Agreement shall be directed to:

BATS Global Markets, Inc.
8050 Marshall Drive, Suite 120
Lenexa, KS 66214
Attn: Legal Department

Direct communication to Subscriber at the last address known to Vendor shall be considered given (a) upon actual receipt if delivered by email, or (b) upon posting the notice or other communication on www.bats.com or a successor site. Subscriber promptly shall give written notice to Vendor of any change in the name or place of residence or business at which Exchange Data is received.

12. Assignment. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective permitted successors and assigns. Neither Vendor nor Subscriber shall assign this Agreement (including by operation of law) without the prior written consent of BATS, provided, however, that BATS shall not unreasonably withhold such consent. Notwithstanding the foregoing, Vendor or Subscriber may assign this Agreement to an affiliate or subsidiary without the prior written consent of BATS, provided that the assigning party is not currently in breach of this Agreement or delinquent in any fees owed to BATS. BATS may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to Vendor and Subscriber.

13. Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

14. Entire Agreement; Amendment; Waiver. This Agreement constitutes the complete and entire agreement of the parties to this Agreement with respect to its subject matter and supersedes all prior writings or understandings. If there is any conflict and/or inconsistency between this Agreement and Vendor's agreement with Subscriber, the terms of this Agreement shall prevail as between BATS and Subscriber. BATS may modify any term of this Agreement upon 60 days' written notice either to Vendor or Subscriber, and any use of Exchange Data after such date shall be deemed acceptance of the new term or condition. No failure on the part of BATS or Subscriber to exercise, no delay in exercising, and no course of dealing with respect to any right, power, or privilege under the Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege under this Agreement.

15. Governing Law; Venue. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. Subscriber hereby submits to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement.

16. Headings. Section headings are included for convenience only and are not to be used to construe or interpret this Agreement. All references contained herein to sections or subsections shall refer to the sections or subsections of this Agreement, unless specific reference is made to the sections or subsections of another document.

17. Third-Party Beneficiary. Vendor and Subscriber hereby designate BATS as a third-party beneficiary of this Agreement, having the right to enforce any provision herein.

18. Cumulative Remedies. Except as otherwise limited herein, all rights and remedies provided in this Agreement are cumulative and not exclusive, and the exercise by either party of any right or remedy does not preclude the exercise of any other rights or remedies that may now or subsequently be available at law, equity, by statute, in any other agreement between the parties (including without limitation the Additional Agreements) or otherwise.

19. Counterparts. This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

To execute this Agreement, you must be 18 years of age and you must designate yourself as either a Non-Professional Subscriber or Professional Subscriber (see Section 2 above).

Subscriber Type: ☐ Individual – Complete Section A.

☐ Firm or Organization – Complete Section B.

A. Individual Subscriber Information

Subscriber Name:______________________________________

Signature:____ Date:____________

Subscriber Status: ☐ **Professional** ☐ **Non-Professional***

**To qualify as a Non-Professional Subscriber, you must meet all of the terms set forth in Section 2 of the Agreement.*

B. Organizational Subscriber Information

Subscriber Organization Name:______________________________

Representative Name:____________________________________ Title:________________

Signature:____ Date:________________

**The Representative must be authorized in writing by the organization or firm to execute the Agreement. BATS may request documentation evidencing this authority.*

Vendor Information (for Vendor or Data Provider Use Only)

Vendor Name:____

Representative Name:____________________________________ Title:________________

Signature:____ Date:________________

**The Representative must be authorized in writing by Vendor to execute the Agreement. BATS may request documentation evidencing this authority.*

BATS Global Markets, Inc.
Service Facilitator List

This Service Facilitator List is for the BATS Global Market, Inc. Data Agreement.

DATA RECIPIENT INFORMATION	
Company Name:	Date:

SERVICE FACILITATOR INFORMATION		
Company Name:		Date:
Address of Receipt of Exchange Data:		
City:	State:	Zip:
BUSINESS CONTACT		
Name:	Email:	
Title:	Phone:	
Description of service provided:		
DATA DISTRIBUTION: ☐ Controlled ☐ Uncontrolled		
Will the Service Facilitator be responsible for reporting data feed usage on behalf of the Data Recipient? ☐ Yes ☐ No		

SERVICE FACILITATOR INFORMATION		
Company Name:		Date:
Address of Receipt of Exchange Data:		
City:	State:	Zip:
BUSINESS CONTACT		
Name:	Email:	
Title:	Phone:	
Description of service provided:		
DATA DISTRIBUTION: ☐ Controlled ☐ Uncontrolled		
Will the Service Facilitator be responsible for reporting data feed usage on behalf of the Data Recipient? ☐ Yes ☐ No		

**Attach Additional pages(s) as necessary*

I certify that the information provided on this Service Facilitator List is complete and accurate.

____
Data Recipient Name

______________________________ ______________________________
Signature of Data Recipient Authorized Representative Title

______________________________ ______________________________
Printed Name Date

BATS Global Markets, Inc.
External Controlled Data Distributor Trial Addendum

This BATS Global Markets, Inc. External Controlled Data Distributor Trial Addendum (this "Addendum") amends and supplements the BATS Global Markets, Inc. Data Agreement (including any amendments thereto, the "Data Agreement") entered into between BATS Global Markets, Inc., a Delaware corporation ("BATS"), and the External Controlled Data Distributor referenced below ("ECDD"). Capitalized terms used and not defined in this Addendum shall have the respective meanings set forth in the Data Agreement.

A. ECDD qualifies as an External Controlled Data Distributor, as specified in the BATS Global Markets, Inc. U.S. Market Data Policies (as may be amended by BATS in its discretion from time to time, the "Policies").

B. ECDD desires to offer Exchange Data to Data Users on a trial basis.

C. BATS is willing to permit such distribution of Exchange Data to Data Users on a trial basis, subject to the terms and conditions of this Addendum.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, BATS and ECDD agree as follows:

1. **Trial.** ECDD may provide Exchange Data to Data Users on a trial basis, solely in accordance with the Trial Usage terms and conditions set forth in the Policies.

2. **Disclaimer and Limitation.** ECDD ACKNOWLEDGES AND AGREES THAT (A) ANY AND ALL EXCHANGE DATA PROVIDED UNDER THIS ADDENDUM IS PROVIDED ON AN "AS IS," "AS AVAILABLE" BASIS, WITHOUT WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, (B) AS BETWEEN BATS AND ECDD, ECDD SHALL BE SOLELY RESPONSIBLE FOR ALL DISTRIBUTION AND USE OF ANY EXCHANGE DATA PURSUANT TO THIS ADDENDUM, AND (C) UNDER NO CIRCUMSTANCES SHALL BATS, ANY EXCHANGE OR ANY OTHER AFFILIATES OF BATS HAVE ANY LIABILITY FOR ANY EXPENSES, COSTS, DAMAGES, LOSSES AND LIABILITIES OF ANY NATURE WHATSOEVER, INCLUDING WITHOUT LIMITATION DIRECT, INDIRECT, CONSEQUENTIAL, SPECIAL, PUNITIVE OR INDIVIDUAL DAMAGES, LOST PROFITS, OR TRADING LOSSES, REGARDLESS OF THE FORM OF ACTION, AND WHETHER OR NOT FORESEEABLE, ARISING OUT OF THIS ADDENDUM OR ANY USE OF, INABILITY TO USE, OR RELIANCE UPON ANY EXCHANGE DATA PROVIDED HEREUNDER.

3. **Indemnification.** ECDD shall indemnify and hold harmless BATS Indemnified Parties from and against any and all Claims and Losses imposed on or asserted against BATS Indemnified Parties by a third party resulting from, in connection with, or arising out of (a) any distribution by ECDD of Exchange Data under this Addendum, and/or (b) any use of, inability to use, or reliance upon any Exchange Data by any Data User to which ECDD provides Exchange Data on a trial basis, whether or not authorized by ECDD.

4. **Miscellaneous.** This Addendum amends and supplements the Data Agreement and all terms thereof are hereby incorporated by reference herein. In the event of any conflict between the terms of this Addendum and the terms of the Data Agreement, the terms of this Addendum shall control.

IN WITNESS WHEREOF, the parties hereto have caused this Addendum to be executed by their duly authorized officers.

External Controlled Data Distributor	**BATS Global Markets, Inc. on behalf of itself and its subsidiaries and affiliates**
Firm: ______________________	Signature: ______________________
Signature: ______________________	Printed Name: Bryan Harkins
Printed Name: ______________________	Title: EVP, Head of US Markets
Title: ______________________	Date: ______________________


BATS
Making Markets Better®

BATS Global Markets, Inc.
U.S. Market Data Policies

Table of Contents

BATS Global Markets, Inc.
U.S. Market Data Policies

Under the terms of the BATS Global Markets, Inc. Data Agreement ("**Data Agreement**"), firms receiving Exchange Data must adhere to these BATS U.S. Market Data Policies (the "**Policies**"). These Policies cover the receipt, use, pricing, reporting, and distribution of U.S. Exchange Data. Unless otherwise specified, references herein to "Exchange Data" refer to U.S. Exchange Data. For policies specific to the receipt, use, pricing, reporting, and distribution of European Exchange Data, including terminology and pricing unique to European Exchange Data, please refer to the BATS Chi-X Europe Market Data Policy available on the BATS Chi-X Europe website.

BATS Global Markets, Inc. ("**BATS**") reserves the right to update these Policies from time to time and will communicate any updates to Data Recipients via email and the BATS website. All capitalized terms used herein that are not defined below are defined in the Data Agreement.

1 Definitions

Controlled Data Distributor – A Data Recipient that (i) provides Exchange Data to a Data User (either an Internal Subscriber or an External Subscriber) and (ii) controls the entitlements of and display of information to such Data User. If the Data User is either an employee of the Controlled Data Distributor or an employee of an Affiliate of the Controlled Data Distributor identified on the BATS List of Affiliates (*i.e.*, an Internal Subscriber), such Controlled Data Distributor is considered to be an "**Internal Controlled Data Distributor**." If the Data User is not an employee of the Controlled Data Distributor or of an Affiliate thereof identified on the BATS List of Affiliates (*i.e.*, an External Subscriber), such Controlled Data Distributor is considered to be an "**External Controlled Data Distributor**."

Data Feed Subscriber – Any Data User outside of Data Recipient that (a) receives Exchange Data from Data Recipient and (b) for which Data Recipient cannot substantially control Exchange Data for the purposes of reporting usage or qualification.

Data Recipient – A third party that receives a data feed directly from BATS or through a third party that is an Uncontrolled Data Distributor and includes (a) any Person that receives and uses Exchange Data for internal purposes only, and (b) any Person that receives and distributes Exchange Data, in each case pursuant to and in accordance with the terms and conditions of this Agreement and Exchange Requirements.

Data User – Any Person that receives Exchange Data from Data Recipient.

Display Usage – The access to and/or use of Exchange Data by a Data User via a graphical user interface, application or other medium which displays Exchange Data.

Non-Display Usage – Any accessing, use, processing and/or consuming of Exchange Data that is not Display Usage, including but not limited to accessing, use, processing and/or consuming of Exchange Data by a machine or automated device for a purpose other than to display Exchange Data.

Non-Professional Data User – A natural person who is not: (i) registered or qualified in any capacity with the Securities Exchange Commission, the Commodity Futures Trading Commission, any state securities agency, any securities exchange or association; any commodities or futures contract market or association; (ii) engaged as an "investment adviser" as that term is defined in Section 201(11) of the Investment Advisers Act of 1940 (whether or not registered or qualified under that Act); or (iii) employed by a bank or other organization exempt from registration under federal or state securities laws to perform functions that will require registration or qualification if such functions were performed for an organization not so exempt."

Professional Data User - Any Data User other than a Non-Professional User.

Uncontrolled Data Distributor – A Data Recipient that is authorized by BATS to distribute Exchange Data externally to a customer that is not an Affiliate of Data Recipient where the Data Recipient does not control the entitlements of and display of information to such customer (*i.e.*, a "Data Feed Subscriber").

2 Display Requirements

Attribution

Each Data Recipient must identify BATS as the source of any Exchange Data through use of the name of the applicable Exchange – "**BATS BZX Exchange**", "**BATS BYX Exchange**", "**BATS EDGA Exchange**" or "**BATS EDGX Exchange**" – on applicable depth of book displays of Exchange Data. Distributors of BATS quote or last sale information to Data Users must provide a prominent attribution message on all displays, including wall boards, tickers, mobile devices, and audio announcements on voice response services. In the case of a ticker, the attribution message should be interspersed with the Exchange Data at least every 90 seconds.

Quote/Last Sale Information Source	Required Attribution Message
BZX PITCH, BZX TOP, or BZX Last Sale	BATS BZX Real-Time Quote or BATS BZX Real-Time Last Sale
BYX PITCH, BYX TOP, or BYX Last Sale	BATS BYX Real-Time Quote or BATS BYX Real-Time Last Sale
EDGX EdgeBook Depth	BATS EDGX Real-Time Quote or BATS EDGX Real-Time Last Sale
EDGA EdgeBook Depth	BATS EDGA Real-Time Quote or BATS EDGA Real-Time Last Sale
BATS One	BATS One Real-Time Quote or BATS One Real-Time Last Sale

If the Exchange Data is being provided on a delayed basis, the Data Recipient must appropriately attribute Exchange Data as delayed (*e.g.*, "**Data Delayed 15 Minutes**"). Alternatives for Exchange Data attribution on displays may be permitted with the prior written approval of BATS if the alternative accurately and unambiguously describes the source of the Exchange Data. Requests for alternative attribution may be made via email to *marketdata@bats.com*.

Marketing Materials

Each Data Recipient may use BATS' corporate name, the names of BATS' market data products, and the trademarks of BATS set forth in Appendix A attached hereto (all such names and markets collectively, the "**BATS Marks**") in any marketing, publicity or advertising materials related to the business of the Data Recipient, *provided that* such use of the BATS Marks is solely for purposes of exercising Data Recipient's rights under the Data Agreement and is in compliance with the guidelines for use of the BATS Marks set forth in Appendix B attached hereto.

3 Record Retention Requirements

Each Data Recipient must create and maintain complete and accurate books and records relating to the Data Recipient's performance of its obligations and exercise of its rights under the Data Agreement, including without limitation the receipt, use, display and distribution of Exchange Data and the administration of the BATS Subscriber Agreement or equivalent, if applicable.

4 Data Recipient Approval Requirements

Each firm that is requesting Exchange Data must complete and submit to BATS the following: (i) Data Agreement, (ii) List of Affiliates (if applicable); (iii) Exchange Data Order Form and System Description; and (iv) Service Facilitator List (if applicable). The Exchange Data Order Form and System Description requires firms to provide key contact information, identify the desired feed(s) and a description of the system that makes use of Exchange Data internally or if you are distributing externally, a description of the service(s) and Exchange Data you plan to provide to Data Users.

Each completed Data Agreement, List of Affiliates (if applicable), Exchange Data Order Form and System Description, and Service Facilitator List (if applicable) should be emailed to *marketdata@bats.com* for approval.

5 Distribution to Affiliates of Data Recipient

Any Data Recipient that distributes Exchange Data to one or more of its Affiliates must complete and submit the BATS List of Affiliates showing the Affiliate(s) receiving Exchange Data. An "**Affiliate**" is defined as any entity that, from time to time, directly or indirectly Controls, is Controlled by, or is under common Control with Data Recipient. "**Control**" means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise. By submitting the names of its Affiliate(s), the Data Recipient agrees that the contact information provided shall be deemed to be the contact information for each Affiliate.

One or more of the entities (each a "Connected Entity") that is part of the group comprised of the Data Recipient and the Affiliates listed on the List of Affiliates (collectively, the "Affiliate Group") is permitted to own connectivity with BATS to receive Exchange Data directly from BATS. Each Connected Entity shall be identified in writing to BATS. Any member of the Affiliate Group that also receives Exchange Data indirectly from another Data Recipient (in addition to a Connected Entity) that is an Uncontrolled Data Distributor is not required to complete and return to BATS a separate Data Agreement and Exchange Data Order Form and System Description. Rather that entity is bound by the same Data Agreement and other relevant documents executed by the applicable member of the Affiliate Group.

6 Uncontrolled Data Distributor Requirements

To become an Uncontrolled Data Distributor, the Data Recipient must describe, using the Exchange Data Order Form and System Description, its plan to distribute Exchange Data externally to any customer that is not an Affiliate of the Data Recipient.

Request Process

Uncontrolled Data Distributors are responsible for either (i) directing each prospective Data Recipient to download the required documents from the BATS website, or (ii) providing a hard copy of each required document to the prospective Data Recipient. Required documents include the following:

- Signed Data Agreement
- Completed and signed Exchange Data Order Form and System Description
- Completed and signed BATS List of Affiliates (if applicable)
- Completed and signed BATS Service Facilitator List (if applicable)

Approval Process

After the required documents have been completed, the prospective Data Recipient must submit the required documents to BATS (as described above) for approval. BATS will review the documents and may contact the Data Recipient directly for additional information. The review of the documents includes, but is not limited to, a review of the intended use of the Exchange Data and the entitlements.

Upon approval, BATS will notify both the Data Recipient and the Uncontrolled Data Distributor via fax or email. Once approved by BATS, the Uncontrolled Data Distributor is authorized to provide the approved Exchange Data to the Data Recipient. **A new Data Recipient may not receive Exchange Data until and unless BATS has specifically approved the distribution of the requested Exchange Data product.** Please note that if an Uncontrolled Data Distributor provides Exchange Data to an unapproved Data Recipient or releases any Exchange Data prior to BATS' approval, the Uncontrolled Data Distributor is responsible for paying BATS any fees and other charges that would have been assessed such Data Recipient during the unauthorized time frame had the Data Recipient and release of Exchange Data to such Data Recipient been approved.

7 Uncontrolled Data Distributor Reporting

BATS requires all Uncontrolled Data Distributors of Exchange Data to submit reports, on a monthly basis, providing firm and Exchange Data details (as described below) for each Data Feed Subscriber receiving the Exchange Data. Each such report must include the following:

- Each Data Recipient's name, contact information, and billing address
- Address at which each Data Recipient receives the Exchange Data
- Exchange (BZX, BYX, EDGA, EDGX or product name if the Exchange Data is an aggregate of multiple BATS exchanges)) and type of Exchange Data subscribed to by each Data Recipient
- The earliest date upon which each Data Recipient received or will receive such Exchange Data from the Uncontrolled Data Distributor (installation date)
- The last date upon which each Data Recipient received or will receive such Exchange Data from the Uncontrolled Data Distributor (termination date)

Uncontrolled Data Distributors may report to BATS by entering details directly or via upload files in CSV format. Monthly reporting for the prior month's activity is due on the 15th of the current month (*i.e.*, August 15th is the due date for July reporting).

Please contact marketdata@bats.com if you have any questions about reporting requirements. If you are newly reporting to BATS, a user login will be created for you to access the system.

8 Controlled Data Distributor Requirements and Reporting

Internal Controlled Data Distributors

Internal Controlled Data Distributors have the right to provide Exchange Data to employees of the Internal Controlled Data Distributor or any Affiliate thereof (*i.e.*, Internal Subscribers) identified on a BATS List of Affiliates submitted by the Internal Controlled Data Distributor to BATS, and are not required to qualify such Data Users to BATS. Internal Controlled Data Distributors of U.S. Exchange Data are not required to report their Data Users' usage quantities to BATS.

Internal Controlled Data Distributors are not required to administer a BATS Subscriber Agreement or equivalent with Internal Subscribers. Only a Data Agreement, List of Affiliates (if applicable) and Exchange Data Order Form and System Description completed by the Internal Controlled Data Distributor is required to be submitted to BATS.

External Controlled Data Distributors

External Controlled Data Distributors must administer a BATS Subscriber Agreement **or equivalent** to each Data User, or External Subscriber, whether an individual or a firm (except for Trial Users as defined below). BATS will not administer this agreement or equivalent to an External Controlled Data Distributor's customers.

The Data Agreement specifies that External Controlled Data Distributors must administer Subscriber Agreements to all External Subscribers. If an External Controlled Data Distributor opts not to administer a Subscriber Agreement, then the External Controlled Data Distributor is required to indemnify BATS in the event of a claim by an External Subscriber or otherwise.

External Controlled Data Distributors have four options to administer the BATS Subscriber Agreement **or equivalent**.

Administration Options for the BATS Subscriber Agreement	
1. Data Recipient Indemnification	Data Recipient administers its own agreement to External Subscribers as an equivalent to the BATS Subscriber Agreement. Submission of a sample copy of the Data Recipient's agreement, and any amendments thereto, is required.
2. Incorporation by Reference	Data Recipient adds specific language into the Data Recipient's own agreement with the External Subscriber. Submission of a sample copy of the Data Recipient's agreement, and any amendments thereto, is required.
3. Online Click-Through Subscriber Agreement	Data Recipient offers the agreement via the Internet. Submission of a sample copy of the Data Recipient's agreement, and any amendments thereto, is required.
4. Hard Copy Subscriber Agreement	Data Recipient provides External Subscriber with a paper copy of the BATS Subscriber Agreement. Data Recipient retains executed originals, but does **not** submit the agreement to BATS.

Option 1 – Data Recipient Indemnification

Section 11 of the Data Agreement permits External Controlled Data Distributors to choose to indemnify BATS in lieu of administering the BATS Subscriber Agreement to each External Subscriber.

External Controlled Data Distributors that opt for indemnification are required to include certain basic protections and rights in their own legally enforceable customer agreements that ensure BATS is protected to the same extent as if the External Controlled Data Distributors had administered the BATS Subscriber Agreement to each External Subscriber. An External Controlled Data Distributor may then provide the Exchange Data immediately after administering its own account agreement to the External Subscriber.

External Controlled Data Distributors that opt for indemnification must follow these guidelines:

1. Prior to distributing the Exchange Data, the External Controlled Data Distributor will have in place a legally valid and enforceable contract (a "Data Recipient Account Agreement") with the External Subscriber that (i) governs the accounts held by the External Subscriber with the External Controlled Data Distributor through which the External Subscriber is entitled to access the Exchange Data, including any limitations on the External Subscriber's right to redistribute the

Exchange Data, and (ii) protects BATS and the BATS Indemnified Parties (as defined in the Data Agreement) to the same extent as if the External Controlled Data Distributor had presented and the External Subscriber had signed the BATS Subscriber Agreement.

2. In terms of recordkeeping and retention, Data Recipient Account Agreements are subject to applicable BATS requirements. In the event of a dispute with External Subscriber(s) relating to the Exchange Data, the External Controlled Data Distributor agrees to provide BATS with copies of the relevant Data Recipient Account Agreements.

3. External Controlled Data Distributor must indemnify BATS, all BATS Indemnified Parties and any third parties against any assertion of claims or losses relating to the Exchange Data made by an External Subscriber who receives the Exchange Data from the External Controlled Data Distributor (or any person relying upon the Exchange Data received by such External Subscriber) arising from External Controlled Data Distributor's election to distribute Exchange Data to such External Subscriber under a Data Recipient Account Agreement rather than under a BATS Subscriber Agreement.

Option 2 – Incorporation by Reference

In lieu of administering the exact language of the BATS Subscriber Agreement to each Subscriber, External Controlled Data Distributors may choose to add specific language protecting BATS to their own legally valid and enforceable customer contract (each a "Data Recipient Account Agreement") in addition to offering a copy of the BATS Subscriber Agreement. Thus, by signing the Data Recipient Account Agreement, External Subscribers also assent to the standard BATS Subscriber Agreement terms.

External Controlled Data Distributors that opt for "Incorporation by Reference" must follow these instructions:

1. Include the language below prominently on the signature page of the Data Recipient Account Agreement. Prior to including this language in the Data Recipient Account Agreement, in the blank provided, insert the term in the Data Recipient Account Agreement that references the person receiving the information (*i.e.*, customer, account holder, subscriber, member, etc.).

   By executing this Agreement, ______________________, (known as "Subscriber" in the BATS Global Markets Holdings, Inc. Subscriber Agreement) agrees that:

   a. **it has read and agrees to be bound by the BATS Global Markets Holdings, Inc. Subscriber Agreement, a copy of which is attached hereto;**

   b. **the Data Recipient/Vendor (i) is not an agent of BATS Global Markets Holdings, Inc.; (ii) is not authorized to add to or delete any terms of provisions from the BATS Global Markets Holdings, Inc. Subscriber Agreement; and (iii) is not authorized to modify any provision of the BATS Global Markets Holdings, Inc. Subscriber Agreement; and**

   c. **no provision has been added to or deleted from the BATS Global Markets Holdings, Inc. Subscriber Agreement and that no modifications have been made to it. Both the Subscriber and the person executing on behalf of the Subscriber warrant that the Subscriber is legally able to undertake the obligations set forth in and the signatory is duly authorized to bind the Subscriber to the BATS Global Markets Holdings, Inc. Subscriber Agreement.**

2. Provide each External Subscriber with a copy of the BATS Subscriber Agreement.

Once the Data Recipient Account Agreement is signed by both the External Subscriber and the External Controlled Data Distributor, and the External Subscriber has been provided a copy of the BATS

Subscriber Agreement, BATS considers the External Subscriber to be authorized to receive Exchange Data. Please note that BATS does **not** require External Controlled Data Distributors to submit copies of the executed Data Recipient Account Agreements to BATS.

Option 3 – Online Click-Through Version

External Controlled Data Distributors are permitted to offer an online click-through version of the BATS Subscriber Agreement to each External Subscriber, but if a BATS Subscriber Agreement is not administered properly, the External Controlled Data Distributor must indemnify BATS in the event of a claim.

To offer an online click-through version of the BATS Subscriber Agreement to External Subscribers, copy the full text of the BATS Subscriber Agreement and complete the necessary programming to ensure the External Subscriber can enter the following information:

- Firm Name
- Full Name of Person Authorized to Sign the Agreement
- Title of Person Authorized to Sign the Agreement
- Date of Authorization

The following language must be provided to the External Subscriber where the External Subscriber must agree to it by marking the applicable checkbox:

> "ACCEPTED AND AGREED: I, an authorized officer of the Subscriber to which the preceding terms and conditions refer, acknowledge that I have read the preceding terms and conditions of this Agreement, that I understand them, and that I hereby manifest my assent to, and my agreement to comply with, those terms and conditions by "clicking" on the following box."

Submission of a sample copy of the Data Recipient's agreement, and any amendments thereto, is required.

Once these steps have been completed, BATS considers the External Subscriber to be authorized to receive Exchange Data.

Option 4 – Hard Copy Agreement

External Controlled Data Distributors are permitted to offer a hard copy/paper version of the BATS Subscriber Agreement to each External Subscriber. BATS permits External Controlled Data Distributors to accept faxed and scanned copies of the agreement as legal documents.

External Controlled Data Distributors that opt for the hard copy version of the BATS Subscriber Agreement should follow these instructions:

1. Copy the text of the BATS Subscriber Agreement onto company letterhead.

2. Print the BATS Subscriber Agreement on your organization's letterhead for your records.

Once the BATS Subscriber Agreement is signed by both the External Subscriber and the External Controlled Data Distributor, and the External Subscriber has been provided an executed copy of the BATS Subscriber Agreement, BATS considers the External Subscriber to be authorized to receive Exchange Data.

Display Usage Reporting

External Controlled Data Distributors are required to report the number of devices used for Display Usage to BATS depending on the requirements for the specified data product as follows:

Product	Display User Reporting Requirement
BATS PITCH	No Reporting Required
BATS TOP	No Reporting Required
BATS Last Sale	No Reporting Required
BATS One Feed	Monthly Reporting Required[1]

If a product shown above requires no reporting, External Controlled Data Distributors do not have to report the Data Users receiving the controlled data or Data User display quantities. For products that require Display Data User Reporting, External Controlled Data Distributors must count every Professional Data User and Non-Professional Data User to which they provide Exchange Data. Thus, the External Controlled Data Distributor's count will include every Data User that accesses the Exchange Data, regardless of the purpose for which the Data User uses the Exchange Data. External Controlled Data Distributors must report all Professional Data Users and Non-Professional Data Users in accordance with the following:

- In connection with an External Controlled Data Distributor's distribution of Exchange Data, the External Controlled Data Distributor should count as one Data User each unique Data User that the External Controlled Data Distributor has entitled to have access to the Exchange Data. However, where a device is dedicated specifically to a single individual, the External Controlled Data Distributor should count only the individual and need not count the device.

- The External Controlled Data Distributor should identify and report each unique Data User. If a Data User uses the same unique method to gain access to the Exchange Data, the External Controlled Data Distributor should count that as one Data User. However, if a unique Data User uses multiple methods to gain access to the Exchange Data (e.g., a single Data User has multiple passwords and user identifications), the External Controlled Data Distributor should report all of those methods as one Data User.

- External Controlled Data Distributors should report each unique individual person who receives access through multiple devices as one Data User so long as each device is dedicated specifically to that individual.

- If an External Controlled Data Distributor entitles one or more individuals to use the same device, the External Controlled Data Distributor should include only the individuals, and not the device, in the count.

External Controlled Data Distributors must submit usage reports of real-time Exchange Data on a monthly basis using either TCB Data or the BATS Data Recipient Declaration system by entering details directly or via upload files in CSV format. Monthly reporting for the prior month's activity is due on the 15th of the

[1] Pending SEC approval

current month (*i.e.*, August 15th is the due date for July reporting). For Display Usage reporting, firms may submit revised reporting in order to correct errors in the reporting of total quantities or Data User categorization. External Controlled Data Distributors may only submit revised reporting within 60 days of the date where usage activity occurred 30 calendar days after the reporting due date (i.e., June 14th for April reporting). Each report must include the following:

- Data User Firm name, contact information, and billing address
- Address at which Data User receives the Exchange Data
- Type of service
- The earliest date upon which a Data User receives the Exchange Data from the External Controlled Data Distributor
- The last date upon which a Data User receives the Exchange Data from the External Controlled Data Distributor (termination date)
- Number of Display Data Users

External Controlled Data Distributors that distribute Exchange Data to Data Users that have obtained an Enterprise license are not required to report Data User quantities monthly, but are required to provide Data User quantities for each Data User every six months.

Non-Display Usage Reporting

Non-Display Usage may include but is not limited to:

- Algorithmic/automated trading
- Order routing
- Surveillance
- Order management
- Risk management

At this time, firms *are not required* to report Non-Display Usage to BATS.

Usage Fees

Display Usage fees by Data Users will be collected by the External Controlled Data Distributor and then remitted to BATS, including Enterprise fees, if applicable. See Section 12 of these Policies for more details. There are no Non-Display Usage fees.

Notice and Enforcement

Each External Controlled Data Distributor shall (i) enforce each of its External Subscriber's compliance with the terms of the Subscriber Agreement; (ii) provide BATS written notice of any violation thereof by an External Subscriber, immediately upon becoming aware of such violation; (iii) provide BATS notice of termination of any BATS Subscriber Agreement, immediately upon receiving or serving notice of such termination; (iv) provide BATS any assistance as BATS may reasonably request in enforcing BATS' rights under any BATS Subscriber Agreement; (v) upon BATS' request, cease providing any Exchange

Data to any External Subscriber; and (vi) provide BATS written notice promptly upon becoming aware of any acts or omissions of any External Subscriber or other person, in addition to those otherwise required to be reported herein, which External Controlled Data Distributor believes, in its reasonable discretion, might jeopardize or prejudice the rights of BATS in any Exchange Data or threaten the security or operations of any systems or other technology utilized by or on behalf of BATS or any Data Recipient to disseminate any Exchange Data.

Hosted Solutions

Controlled Data Distributors may also provide clients with a controlled product that contains Exchange Data offered by a Controlled Data Distributor on behalf of a client organization, where the Controlled Data Distributor provides Exchange Data to a client organization's external Data Users by creating and administering a Website or other system on behalf of the client, which system is substantially controlled by the Controlled Data Distributor substantially for the purpose of reporting usage or qualification but is white labeled with client's name and/or brand(s) to appear as though it is offered by or on behalf of the client organization, or otherwise benefits such client organization (each, a "**Hosted Solution**"). Each Controlled Data Distributor that provides a Hosted Solution must sign the Data Agreement and describe the Hosted Solution offered within the Exchange Data Order Form and System Description. In addition, the Controlled Data Distributor must specifically identify each new client organization receiving a Hosted Solution on an updated Exchange Data Order Form and System Description, and must ensure that the Hosted Solution provided complies with the BATS requirements for control and display. Display Usage reporting for Hosted Solutions may be required depending on the product's reporting requirements specified in the Usage Reporting section.

Trial Usage

External Controlled Data Distributors are permitted to provide real-time Exchange Data to their Data Users through a trial or for demonstration purposes for a limited time. If an External Controlled Data Distributor desires to provide Exchange Data to any Data User on a trial basis, such External Controlled Data Distributor is not required to qualify Data Users through one of the methods identified above in the event the External Controlled Data Distributor (i) enters into the External Controlled Data Distributor Trial Addendum (the "**ECDD Trial Addendum**") and (ii) fully complies with each of the following requirements:

- No Data User shall be permitted to use Exchange Data pursuant to the ECDD Trial Addendum for a period of longer than thirty (30) days (the "**Trial Period**"). At the end of the Trial Period, the Data User that has participated in the trial must cease all use of the Exchange Data or be qualified (as of the effective date of termination of the Trial Period) through one of the methods identified above.
- Each Data User may participate in the trial only once for each Exchange Data product offered by BATS.
- The External Controlled Data Distributor must (i) continuously maintain a list of each Data User to which Exchange Data is provided under the ECDD Trial Addendum, together with the Data User's firm name and contact information, the specific Exchange Data product to which such Data User was or will be provided access, the date such Data User commenced or will commence receiving the Exchange Data, and the last date upon which the Data User received or will receive the Exchange Data pursuant to the ECDD Trial Addendum; and (ii) provide such documentation to BATS via marketdata@bats.com, promptly upon BATS' request.

9 Service Facilitator

A Data Recipient may delegate any of its responsibilities, obligations or duties under or in connection with the Data Agreement to an authorized third party agent ("**Service Facilitator**"), which may discharge those responsibilities, obligations or duties on behalf of the Data Recipient in accordance with the Data Agreement; *provided, however*, that the Data Recipient shall be and will remain responsible for compliance by such Service Facilitators with all applicable terms and conditions of the Data Agreement and all other acts and omissions thereby in connection with the receipt, use and distribution of the Exchange Data. Service Facilitators may support one or more functions for the Data Recipient including, but not limited to, website operation, software development, facilities and equipment operation, and service installation. The Data Recipient must, through a legally enforceable written agreement with each Service Facilitator:

- Ensure BATS is protected to the same extent as if the Service Facilitator were a party to the Data Agreement, including without limitation by permitting BATS to audit the Service Facilitator on the same terms as BATS is permitted to audit the Data Recipient under the Data Agreement.
- Ensure no terms of such agreement conflict with the terms of the Data Agreement.
- Ensure Exchange Data or controlled data distribution of Exchange Data to a Data Recipient may occur only after the Data Recipient is authorized by BATS, or Data Recipient is qualified through one of the Controlled Data Distributor qualification methods outlined above.
- Ensure the Data Recipient, and not the Service Facilitator, controls all entitlement of Exchange Data to the Data Recipient.

Notwithstanding the foregoing, the Service Facilitator must sign a Data Agreement and must fulfill all requirements of the Exchange if the Service Facilitator receives Exchange Data directly from BATS. Finally, if the Data Recipient uses any Service Facilitators, the Data Recipient must provide a list of all Service Facilitators to BATS on the Service Facilitator List.

10 Delayed Data

Once a period of time has passed since the dissemination of Exchange Data by BATS, Real-time Exchange Data will become Delayed Exchange Data. There are different requirements for the distribution of Delayed Exchange Data as compared to Real-time Exchange Data. The following definitions apply:

- **Delay Period** – The period of time that has passed since the dissemination of Exchange Data by BATS, which is currently 15 minutes.
- **Real-time Exchange Data** – Exchange Data distributed prior to the Delay Period.
- **Delayed Exchange Data** – Exchange Data distributed after the Delay Period,

Controlled Data Distributors of Delayed Exchange Data are not required to qualify Data Users in respect of receipt of Delayed Exchange Data identified in the Controlled Data Requirements section of these Policies. Thus, Controlled Data Distributors of Delayed Data are not required to administer a BATS Subscriber Agreement or equivalent with such Data Users. In addition, Uncontrolled Data Distributors of Delayed Exchange Data are not required to obtain a Data Agreement from Data Users receiving Delayed Exchange Data or report Data Users receiving Delayed Data. The waiver of the qualification and agreement requirement by BATS does not limit the Controlled Data Distributor's or Uncontrolled Data Distributor's obligations as described within the Data Agreement executed with BATS.

For Distributors providing Delayed Data, BATS requires that an appropriate delay message be provided to Subscribers for all displays of Exchange Data. The delay message must prominently appear on all displays containing Delayed Data, such as at or near the top of the page. In the case of a ticker, the delay message should be interspersed with the market data at least every 90 seconds. Examples of appropriate delay messages are as follows: "Data Delayed 15 minutes", "Data Delayed 24 hours", "Delayed Data", "Del-15", and "Data Delayed until Midnight CET".

11 Derived Data

"**Derived Data**" is pricing data or other data that (i) is created in whole or in part from Exchange Data and (ii) cannot be readily reverse-engineered to recreate Exchange Data or used to create other data that is a reasonable facsimile or substitute for Exchange Data. In addition, Derived Data that contains price data and is based upon a single security symbol is generally fee liable at the underlying product rates. Data Recipients distributing Derived Data must use the Exchange Data Order Form and System Description to describe any Derived Data created using Exchange Data. Distributors of Derived Data are not required to report Data Users receiving Derived Data. Distribution of Derived Data does not require the Data User receiving Derived Data to sign a Data Agreement with BATS, but note, if a distributor opts not to administer a BATS Subscriber Agreement, then the distributor is required to indemnify BATS in the event of a claim.

12 Fees

Fees for U.S. Exchange Data (PITCH, TOP (LEVEL 1) and Last Sale) will be displayed on the BATS and Direct Edge websites at:
http://cdn.batstrading.com/resources/regulation/BATS_US_Market_Data_Price_List.pdf
http://www.directedge.com/Trading/EDGAFeeSchedule.aspx
http://www.directedge.com/Trading/EDGXFeeSchedule.aspx

If a Data Recipient is receiving identical Exchange Data from (i) multiple Uncontrolled Data Distributors or (ii) from one or more Uncontrolled Data Distributors and BATS, the Data Recipient will only be required to pay the distribution fee once to BATS – either the Internal Distribution Fee or the External Distribution Fee – depending on whether the Data Recipient is distributing the Exchange Data internally or externally. Notwithstanding the foregoing, if a Data Recipient is distributing t the BATS One Feed internally and externally, the Data Recipient will be required to pay both the Internal Distribution Fee and the External Distribution Fee.

Historical Data

Data Recipients can subscribe to BATS Historical PITCH, TOP (LEVEL 1), and Last Sale data on a T+1 basis. Up to three months of data is available via download from the BATS website. Additional data can be uploaded to a 1TB hard drive for a single fee per drive. A BATS web login account is required to subscribe to these Historical Data feeds. For assistance, please visit http://www.batstrading.com/market_data/products/ or contact BATS Trade Desk at 913.815.7001 or *tradedesk@bats.com*.

Other Data Feeds

BATS Options Multicast PITCH, BATS Auction Feed, and BATS Multicast Latency Feed will continue to be provided free of charge to Data Recipients. To request a subscription to these feeds, contact the BATS Trade Desk at 913.815.7001 or *tradedesk@bats.com*.

13 Audit

BATS has the right to conduct comprehensive audits of Data Recipients on a regular basis. The purpose of the audits is to ensure that Data Recipients that distribute Exchange Data are complying with the terms of their agreements with BATS. BATS will review Data Recipients to verify that they are in compliance with BATS' data requirements. Audits will cover a Data Recipient's market data infrastructure for three (3) years preceding the date of the audit. The Data Recipient's liability shall be limited to unpaid fees, together with interest, for underreporting, underpayment or other financial noncompliance that has occurred during the audit period, plus any costs and expenses as set forth in Section 10 of the Data Agreement, provided such underreporting, underpaying or other financial non-compliance is a result of a good faith error by Data Recipient.

Please refer to Section 10 of the Data Agreement for more details regarding BATS' audit right.

Appendix A
BATS Marks

BATS Global Markets, Inc. owns the following registrations:

- BATS®
  
  BATS®
- BATS 1000®
- BYX®
- BATS Exchange®
- BATS Global Markets®
- BATS Options®
- Making Markets Better®
- EDGA®
- EDGX®
- EdgeBook Attributed®
- EdgeBook Depth®

Appendix B
Logo Guidelines and Usage

Appropriate use of the BATS logos is critical to promoting a consistent and professional image. Adhering to the following guidelines will ensure logo usage is uniform and appropriate across the globe. These guidelines apply to all uses of the BATS logos. Exceptions must be approved in advance in writing by BATS.

Traditional Color Logo


White
BATS Light Green
PMS: 376
RGB: 141-184-9
CMYK: 51-8-100-0
Hex: 8cb93f
BATS Dark Green
PMS: 364
RGB: 56-124-44
CMYK: 65-0-100-42
Hex: 387c2b
BATS
Making Markets Better®
The tagline is part of the logo.
The logo should never be used without the tagline.

Web/Special-Use Logo

Below is the website logo which may be used for other marketing purposes upon prior written approval by BATS.


B A T S
Making Markets Better®

Other acceptable logo uses:


B A T S
Making Markets Better®

Black, one-color logo

May replace the traditional color logo in any instance that logo is not functional, such as the logo being printed on a green background, or for a one-color print job.


B A T S

Silver logo

Acceptable on specialty items, such as shirts and giveaways.


B A T S
Making Markets Better®

The letters become transparent, instead of white, with this logo.

White, "reversed-out" logo

This logo may be used when a one-color imprint is needed on a background color that is dark and not suitable to the black logo.

With this logo, rather than the letters B,A,T and S being white, they become transparent, or the same color as the background color to make this a one-color logo.


B A T S
Making Markets Better®

Outline logo

This logo may be used for specialty imprints, such as etching, where an imprint is needed, but a color is not. The darker colors represent a deeper cut, not a black imprint.

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Response:

1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. Officers shall be appointed by the Board on an annual basis. These individuals will serve in these positions until their successors are appointed in accordance with the Certificate of Incorporation and Bylaws. Officers of the Exchange will serve at the pleasure of the Board of Directors.

Officers

Name:	Title:	Appointment Date:	Termination/ Change Position Date:	Anticipated re-appointment:
Joe Ratterman	Chief Executive Officer	02/11/14		February, 2015
Joe Ratterman	President	07/22/14		February, 2015
Chris Isaacson	Executive Vice President, Chief Information Officer	02/11/14		February, 2015
Bryan Harkins	Executive Vice President, Head of U.S. Markets	02/11/14		February, 2015
Tami Schademann	Executive Vice President, Chief Regulatory Officer	02/11/14		February, 2015

Eric Swanson	Executive Vice President, General Counsel, Secretary	02/11/14	February, 2015
Brian N. Schell	Executive Vice President, Chief Financial Officer, Treasurer	02/11/14	February, 2015
Phillip Ratterman	Vice President, Core Software Engineering	02/11/14	February, 2015
Charles Randy Williams	Senior Vice President, Global Investor Relations & Communications	02/11/14	February, 2015
Tony Barchetto	Senior Vice President, Business Development	02/11/14	February, 2015
Anders Franzon	Vice President, Associate General Counsel	02/11/14	February, 2015
Jeromee Johnson	Vice President, Options Market Development	02/11/14	February, 2015
Joe Bracco	Senior Vice President, Head of Institutional and Strategic Relations	02/11/14	February, 2015
Bryan Christian	Senior Vice President, Head of U.S. Sales	02/11/14	February, 2015
Troy Yeazel	Vice President, Operations	02/11/14	February, 2015
Jeff Connell	Vice President, Market Oversight	02/11/14	February, 2015
Derick Shupe	Vice President, Controller	02/11/14	February, 2015
Greg Steinberg	Vice President, Assistant Secretary & Associate General Counsel	02/11/14	February, 2015
Aaron Weissenfluh	Vice President, Chief Information Security	02/11/14	February, 2015

	Officer			
Eric Crampton	Vice President Global Head of Software Engineering	02/11/14		February, 2015
Rodney Burt	Vice President, Infrastructure	02/11/14		February, 2015
Kevin Carrai	Vice President, Connectivity & Member Services	02/11/14		February, 2015
Jim Gorman	Vice President, Communications	02/11/14		February, 2015
Stacie Fleming	Vice President, Communications	02/11/14		February, 2015

Former Officers

Name:	Title:	Appointment Date:	Termination/ Change Position Date:
William O'Brien	Chief Executive Officer	03/2010	02/11/14
Bryan Harkins	Chief Operating Officer	01/2011	02/11/14
Thomas McManus	Chief Regulatory Officer	07/2011	02/11/14
Saro Jahani	Chief Information Officer	04/2011	02/11/14
Glen Badach	Chief Financial Officer	03/2010	02/11/14
Jeffrey Rosenstrock	General Counsel	10/2011	02/11/14
	Secretary	01/2013	02/11/14
Ken Conklin	Senior Vice President, Business Development and Marketing	02/11/14	04/23/14
William O'Brien	President	01/31/14	07/21/14

2. Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve staggered, three-year terms. The current directors of the Exchange are the persons listed below:

Name	Classification(s)	Appointment Date:	Termination Date:	Class (Anticipated Expiration)[1]
Joe Ratterman	Chairman/Industry	01/31/14		N/A
James Selway	Member Representative/Industry	01/31/14		Class I (Fall 2015)
Chris Concannon	Member Representative/Industry	01/31/14		Class II (Fall 2016)
Christopher Isaacson	Industry	01/31/14		Class I (Fall 2015)
Brett Redfearn	Industry	10/17/14		Class III (Fall 2017)
Peter Wallison	Non-Industry/Independent	10/17/14		Class III (Fall 2017)
David Roscoe	Non-Industry/Independent	01/31/14		Class II (Fall 2016)
Harry Temkin	Non-Industry/Independent	10/17/14		Class III (Fall 2017)
Sandy Kemper	Non-Industry/Independent	01/31/14		Class I (Fall 2015)
Scott Wagner	Non-Industry/Independent	01/31/14		Class II (Fall 2016)
Jill Sommers	Non-Industry/Non-Independent	01/31/14		Class I (Fall 2015)
Adam Nunes	Member Representative Director/Industry	10/14/14		Class III (Fall 2017)

[1] Pursuant to the Exchange's Bylaws, directors in Class I will serve until the second annual election, directors in Class II will serve until the third annual election and directors in Class III will serve until the third annual election. The annual election is likely to occur each year in the Fall, though a date certain is not required under the Exchange's Bylaws. New directors elected from each Class will serve three-year terms.

Former Directors

Name	Classification(s)	Appointment Date:	Termination Date:	Class
William O'Brien	Chief Executive Officer	05/2010	01/31/14	N/A
Michael Culek	Owner Director	04/2013	01/31/14	Class II
Michael Simon	Owner Director	05/2011	01/31/14	Class I
Greg Tusar	Owner Director	05/2010	03/2013	Class III
Noel Dalzell	Owner Director	11/2012	03/2013	Class II
Leonard Amoruso	Owner Director	05/2011	07/2013	Class I
Michael Corrao	Owner Director	07/2013	01/2014	Class I
James Angel	Independent Director	05/2011	01/31/14	Class I
Larry Bergmann	Independent Director	05/2013	01/31/14	Class III
Susan Certoma	Independent Director	05/2013	01/31/14	Class I
William Dailey	Independent Director	05/2011	01/31/14	Class I
Patrick Healy	Independent Director	05/2012	01/31/14	Class II
Sam Scott Miller	Independent Director	05/2012	01/31/14	Class II
Mark Minister	Independent Director	05/2013	01/31/14	Class III
George Munoz	Independent Director	05/2013	01/31/14	Class III
Steven Rubinow	Independent Director	10/2013	01/31/14	Class II
Richard Schenkman	Independent Director	05/2013	01/31/14	Class III
Scott Ganeles	Independent Director	05/2012	07/2013	Class II
James Boyle	Member Director	10/2011	01/31/14	Class I
Joseph Droessler	Member Director	05/2012	01/31/14	Class II
Richard Gorelick	Member Director	05/2012	01/31/14	Class II
Paul Jiganti	Member Director	08/2013	01/31/14	Class III
Suhas Daftur	Member Director	05/2010	05/2013	Class III

3. Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, an Executive Committee, and such other committees as may be from time to time established by the Board. The Chairman, with the approval of the Board, shall appoint persons to sit on the standing committees of the Board, consistent with the Exchange's Bylaws. The Nominating Committee and Member Nominating Committee are not committees of the Board.

Compensation Committee

Name	Classification(s)
Peter Wallison (Chairman)	Non-Industry/Independent
Sandy Kemper	Non-Industry/Independent
Harry Temkin	Non-Industry/Independent

Audit Committee

Name	Classification(s)
Jill Sommers (Chairman)	Non-Industry/Non-Independent
David Roscoe	Non-Industry/Independent
Chris Concannon	Member Representative/Industry

Regulatory Oversight Committee

Name	Classification(s)
Scott Wagner (Chairman)	Non-Industry/Independent
Sandy Kemper	Non-Industry/Independent
Peter Wallison	Non-Industry/Independent

Appeals Committee

Name	Classification(s)
Brett Redfearn (Chairman)	Industry
James Selway	Member Representative/Industry
Scott Wagner	Non-Industry/Independent

Executive Committee

Name	Classification(s)
Joe Ratterman (Chairman)	Industry
James Selway	Member Representative/Industry
Sandy Kemper	Non-Industry/Independent
David Roscoe	Non-Industry/Independent
Harry Temkin	Non-Industry/Independent
Adam Nunes	Member Representative/Industry

Nominating Committee

Name	Classification(s)
Benjamin Gould	Non-Industry
Alex Sadowski	Industry

Member Nominating Committee

Name	Classification(s)
Bailey Korell	Member Representative/Industry
Cameron Smith	Member Representative/Industry

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,

2. Date of election to membership or acceptance as a participant, subscriber or other user,

3. Principal business address and telephone number,

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6. The class of membership, participation or subscription or other access.

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Abel/Noser Corp.	8/18/2008	9/1/2010	NA	NA	Member	One Battery Park Plaza 6th Floor New York, NY 10004	646-432-4040	Agency
ABN AMRO Clearing Chicago, LLC	10/15/2008	10/1/2010	5/25/2010	5/27/2010	Member	175 W Jackson Boulevard Suite 400 Chicago, IL 60604	312- 604-8643	Market Maker
Access Securities, LLC	10/23/2008	11/15/2010	NA	NA	Member	30 Buxton Farm Road Suite 300 Stamford, CT 06905	203-322-3377	Agency
Agency Trading Group, Inc.	10/23/2008	9/2/2014	NA	5/27/2010	Member	235 E Lake Street Wayzata, MN 55391	952-476-9500	Agency
Albert Fried & Company, LLC	8/18/2008	4/15/2011	5/18/2010	5/18/2010	Member	45 Broadway 24th Floor New York, NY 10006	212-422-7282	Agency
Allston Trading, LLC	9/4/2008	10/1/2010	5/25/2010	5/27/2010	Member	440 South LaSalle Street Suite 1200 Chicago, IL 60605	312-663-7174	Proprietary
Alpine Securities Corporation	11/3/2008	11/15/2010	NA	NA	Member	39 Exchange Place Salt Lake City, UT 84111	801-355-5588	Agency
Alternet Securities, Inc.	NA	NA	5/25/2010	5/25/2010	Member	380 Madison Ave 4th Floor New York, NY 10017	212-444-6176	Agency
Apex Clearing Corporation	6/5/2012	6/5/2012	6/5/2012	6/5/2012	Member	1700 Pacific Avenue Suite 1400 Dallas, TX 75201	214-765-1170	Clearing Firm
Archipelago Securities, LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	Member	100 South Wacker Drive Suite 1800 Chicago, IL 60606	312-442-7046	Exchange
Ascendiant Capital Markets, LLC	4/1/2011	4/1/2011	NA	NA	Member	18881 Von Karman 16th Floor Irvine, CA 92612	949-218-2486	Agency
Athena Capital Research, LLC	7/1/2009	10/20/2010	NA	NA	Sponsored Participant	440 Ninth Avenue 11th Floor New York, NY 10001	212-931-9056	Proprietary
ATM Execution LLC	3/15/2012	3/15/2012	3/21/2012	3/21/2012	Member	599 Lexington Avenue 21st Floor New York, NY 10022	646-562-1554	Market Maker
Automated Trading Desk Financial Services, LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	Member	11 Ewall Street Mount Pleasant, SC 29464	843-789-2166	Proprietary
Avatar Securities, LLC	4/1/2011	4/1/2011	NA	NA	Sponsored Participant	19 West 24th Street 8th Floor New York, NY 10010	646-435-0167	Proprietary
Barclays Capital, Inc.	8/18/2008	10/1/2010	5/14/2010	5/14/2010	Member	745 7th Avenue New York, NY 10019	212-412-2125	Institutional
BATS Trading, Inc.	10/23/2008	9/1/2010	5/14/2010	5/14/2010	Member	8050 Marshall Drive Suite 120 Lenexa, KS 66214	913-815-7000	Limited Routing Facility of BATS Exchange
Bay Crest Partners, LLC	10/15/2008	NA	5/25/2010	5/27/2010	Member	40 Wall Street 42nd Floor New York, NY 10005	212-480-1400	Agency
Belvedere Trading, LLC	11/1/2011	3/1/2012	11/29/2011	NA	Member	10 South Riverside Plaza #2100 Chicago, IL 60606	312-262-3420	Proprietary
Benjamin & Jerold Brokerage I, LLC	10/1/2009	NA	NA	NA	Member	80 Broad Street 5th Floor New York, NY 10005	646-201-5024	Agency
BGC Financial, LP	8/17/2009	NA	NA	NA	Member	One Seaport Plaza 19th Floor New York, NY 10038	646-346-7412	Agency
Blaylock Beal Van, LLC	5/3/2010	NA	NA	NA	Member	600 Lexington Avenue 3rd Floor New York, NY 10022	212-715-6600	Agency
Bloomberg Tradebook, LLC	10/23/2008	10/4/2010	5/14/2010	5/14/2010	Member	1633 Broadway 48th Floor New York, NY 10019	212-617-1184	Agency
Blue Fire Capital, LLC	8/18/2008	10/8/2010	5/25/2010	5/27/2010	Member	311 South Wacker Drive Suite 2000 Chicago, IL 60606	312-242-0504	Proprietary
Bluefin Research Partners, Inc.	8/18/2008	NA	NA	NA	Member	60 State Street Suite 1020 Boston, MA 02109	617-737-5700	Agency
Bluefin Trading, LLC	8/3/2009	NA	9/27/2013	8/13/2013	Member	3 Park Avenue 37th Floor New York, NY 10016	914-227-9555	Agency
BMO Capital Markets Corp.	8/18/2008	11/15/2010	7/15/2014	7/15/2014	Member	3 Times Square New York, NY 10036	212-885-4045	Agency
BMT Trading, LLC	2/1/2010	NA	NA	NA	Sponsored Participant	800 Third Avenue New York, NY 10022	212-813-0870	Proprietary
BNP Paribas Prime Brokerage, Inc.	12/3/2012	12/3/2012	NA	NA	Member	787 7th Avenue New York, NY 10019	917-472-4991	Clearing Firm
BNP Paribas Securities Corp.	8/18/2008	9/15/2010	5/25/2010	5/27/2010	Member	787 7th Avenue New York, NY 10019	212-841-3676	Proprietary
BTIG, LLC	8/18/2008	11/15/2010	5/25/2010	5/27/2010	Member	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2225	Market Maker
Bulltick, LLC	1/15/2009	NA	NA	NA	Member	701 Brickell Avenue Suite 2550 Miami, FL 33131	212-616-2604	Agency
C&C Trading, LLC	8/18/2008	10/11/2010	5/25/2010	5/27/2010	Member	111 Broadway Suite 808 New York, NY 10006	212-433-7589	Proprietary
Canaccord Genuity, Inc.	10/1/2013	10/1/2013	6/10/2010	6/10/2010	Member	350 Madison Avenue New York, NY 10017	212-389-8156	Market Maker
Canadian Imperial Holdings, Inc.	10/15/2008	11/15/2010	NA	NA	Sponsored Participant	300 Madison Avenue 5th Floor New York, NY 10017	212-856-3877	Proprietary
Cantor Fitzgerald & Co.	10/23/2008	NA	5/25/2010	5/27/2010	Member	110 East 59th Street 4th Floor New York, NY 10022	212-829-5226	Institutional / Agency

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Capital Institutional Services, Inc.	8/18/2008	NA	5/25/2010	5/27/2010	Member	1601 Elm Street Suite 3900 Dallas, TX 75201	214-978-4767	Agency
CastleOak Securities, LP	NA	NA	5/14/2010	5/14/2010	Member	110 E. 59th Street 2nd Floor New York, NY 10022	212-829-4776	Agency
CF Global Trading, LLC	10/23/2008	1/3/2011	NA	NA	Member	99 Park Avenue Suite 1710 New York, NY 10016	212-888-4673	Market Maker
Chimera Securities, LLC	6/2/2014	6/2/2014	6/25/2014	6/25/2014	Member	225 Park Avenue South 17th Floor New York, NY 10003	646-597-6146	Proprietary Trading
Chopper Securities, LLC	5/16/2011	5/16/2011	5/11/2011	5/11/2011	Member	141 West Jackson Boulevard Suite 2201A Chicago, IL 60604	312-628-3530	Proprietary
Chopper Trading, LLC	11/17/2008	10/20/2010	NA	NA	Sponsored Participant	141 West Jackson Boulevard Suite 2201A Chicago, IL 60604	312-628-3530	Proprietary
Churchill Capital USA, Inc.	8/18/2008	NA	NA	NA	Member	1270 Avenue of the Americas Suite 1910 New York, NY 10020	212-994-5477	Agency
CIBC World Markets Corp.	8/18/2008	11/15/2010	NA	NA	Member	425 Lexington Avenue New York, NY 10017	212-667-7030	Proprietary
Citadel Securities, LLC	10/23/2008	10/1/2010	5/14/2010	5/14/2010	Member	131 South Dearborn Street 32nd Floor Chicago, IL 60603	312-756-4416	Market Maker
Citigroup Global Markets, Inc.	9/24/2008	12/15/2010	5/25/2010	5/27/2010	Member	390-388 Greenwich Street New York, NY 10013	212-723-7700	Full Service
CJS Securities, Inc.	7/15/2009	3/15/2011	NA	NA	Member	50 Main Street Suite 325 White Plains, NY 10606	914-287-7600	Agency
Clearpool Execution Services, LLC	5/15/2014	5/15/2014	6/16/2014	6/16/2014	Member	17 State Street 38h Floor New York, NY 10004	212-531-8532	Public Customer Business
CLSA Americas, LLC	NA	NA	5/21/2013	5/21/2013	Member	1301 Avenue of the Americas New York, NY 10019	212-408-5719	Agency
CMT Fund XXV Limited	7/2/2012	7/2/2012	NA	NA	Sponsored Participant	500 West Monroe Street Suite 2630 Chicago, IL 60661	312-320-7897	Agency
CMT Trading, LLC	3/17/2014	3/17/2014	3/5/2014	3/5/2014	Member	500 West Monroe Street Suite 2630 Chicago, IL 60661	312-612-6930	Proprietary
Compass Professional Services, LLC	6/15/2011	NA	NA	NA	Member	111 W. Jackson Boulevard 20th Floor Chicago, IL 60604	312-692-5010	Proprietary
Concept Capital Markets, LLC	3/15/2011	3/15/2011	NA	NA	Member	1010 Franklin Avenue Suite 303 Garden City, NY 11530	212-702-7198	Agency
ConvergEx Execution Solutions, LLC	10/15/2008	9/1/2010	5/25/2010	5/27/2010	Member	1633 Broadway 48th Floor New York, NY 10019	212-468-8466	Full Service
ConvergEx Prime Services, LLC	10/15/2008	10/1/2010	5/26/2010	5/27/2010	Member	30000 Mill Creek Avenue Suite 200 Alpharetta, GA 30022	678-405-4200	Agency
COR Clearing, LLC	10/15/2009	NA	NA	NA	Member	1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102	402-384-6164	Clearing Firm
Cowen and Company, LLC	8/18/2008	10/7/2010	5/14/2010	5/14/2010	Member	599 Lexington Avenue 20th Floor New York, NY 10022	646-562-1623	Market Maker
Credit Agricole Securities (USA), Inc.	10/23/2008	10/5/2010	NA	NA	Member	1301 Avenue of the Americas 13th Floor New York, NY 10019	212-261-3858	Full Service
Credit Suisse Securities (USA), LLC	9/3/2008	10/1/2010	5/25/2010	5/27/2010	Member	11 Madison Avenue 24th Floor New York, NY 10010	212-538-6067	Full Service
Critical Trading, LLC	7/1/2014	NA	NA	NA	Member	120 West 45th Street Suite 120 New York, NY 10036	646-918-0529	Firm Proprietary Trading/Market Maker
Custom Equity Research Partners, LLC dba Summer Street Research Partners	8/18/2008	NA	NA	NA	Member	101 Arch Street Suite 2010 Boston, MA 02110	617-338-7500	Agency
Cutler Group, LP	4/1/2010	10/6/2010	NA	NA	Member	101 Montgomery Street Suite 700 San Francisco, CA 94104	415-293-3956	Market Maker
Cuttone & Co., Inc.	NA	NA	5/25/2010	5/27/2010	Member	111 Broadway 10th Floor New York, NY 10006	646-943-5451	Market Maker
DART Executions, LLC	8/18/2008	10/1/2010	5/25/2010	5/27/2010	Member	350 North Orleans Street Suite 2N Chicago, IL 60654	312-244-5408	Proprietary
Dash Financial, LLC	10/23/2008	7/2/2012	6/9/2010	6/9/2010	Member	180 W. Adams Street 6th Floor Chicago, IL 60603	312-986-6210	Market Maker
DE Route	9/8/2008	10/4/2010	6/10/2010	4/29/2010	Member	545 Washington Boulevard Jersey City, NJ 07310	212-479-2319	ATS
Delaney Equity Group, LLC	10/15/2008	NA	NA	NA	Member	2401 PGA Boulevard Suite 110 Palm Beach Gardens, FL 33410	561-202-6004	Agency
Deutsche Bank Securities, Inc.	10/15/2008	10/11/2010	5/21/2010	5/21/2010	Member	60 Wall Street New York, NY 10005	212-250-7635	Full Service
Direct Access Partners, LLC	8/18/2008	11/1/2010	NA	NA	Member	40 Wall Street 42nd Floor New York, NY 10005	212-850-8892	Agency
Divine Capital Markets, LLC	10/15/2009	11/1/2010	NA	NA	Member	39 Broadway 36th Floor New York, NY 10006	212-344-5867	Agency
Doft & Co., Inc.	2/17/2009	11/15/2010	NA	NA	Member	55 East 59th Street 12th Floor New York, NY 10022	212-421-5558	Agency
Dominick & Dominick, LLC	10/15/2008	NA	NA	NA	Member	150 East 52nd Street New York, NY 10022	212-558-8902	Institutional

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Dougall & Associates, Inc.	5/15/2014	NA	NA	NA	Member	440 S LaSalle Street Chicago, IL 60605	312-663-2670	Proprietary / Agency
DRW Securities, LLC	9/1/2009	11/1/2010	5/25/2010	5/27/2010	Member	540 West Madison Street Suite 2500 Chicago, IL 60661	312-542-3226	Proprietary / Market Maker
DV Trading	12/15/2008	NA	NA	NA	Sponsored Participant	116 Spadina Avenue Suite 703 Toronto ON M5V-2K6	416-979-1394	Market Maker
E*TRADE Securities, LLC	NA	NA	NA	6/10/2010	Member	1271 Avenue of the Americas 14th Street New York, NY 10020	703-236-8656	Agency
Electronic Transaction Clearing, Inc.	10/23/2008	9/1/2010	5/25/2010	5/27/2010	Member	660 S. Figueroa Street Suite 1450 Los Angeles, CA 90017	213-402-1564	Market Maker
Essex Radez, LLC	2/17/2009	10/1/2010	5/10/2010	5/14/2010	Member	440 South LaSalle Suite 1111 Chicago, IL 60605	312-212-1815	Service Bureau
Evercore Group, LLC	6/2/2010	NA	NA	NA	Member	55 East 52nd Street 38th Floor New York, NY 10055	212-822-7572	Agency
Finance 500, Inc.	8/18/2008	NA	NA	NA	Member	19762 MacArthur Boulevard Suite 200 Irvine, CA 92612	949-502-6801	Market Maker
First Clearing, LLC	8/18/2008	NA	NA	NA	Member	One North Jefferson Avenue Mail Code: H0004-095 St. Louis, MO 63103	314-875-4843	Full Service
First New York Securities, LLC	3/13/2009	NA	6/10/2010	6/10/2010	Member	90 Park Avenue 5th Floor New York, NY 10016	212-848-0600	Proprietary
Firstrade Securities, Inc.	8/18/2008	NA	NA	NA	Member	133-25 37th Avenue Flushing, NY 11354	718-269-1499	Proprietary
Flow Traders US, LLC	10/1/2009	8/1/2012	2/28/2014	2/28/2014	Member	1095 Avenue of the Americas 24th Floor, Suite B New York, NY 10036	917-210-5020	Hedge Fund
FM Partners Holdings, LLC	11/16/2009	11/15/2010	5/14/2010	5/14/2010	Member	30 Rockefeller Plaza New York, NY 10020	212-632-2650	Institutional
FOG Equities, LLC	7/1/2014	6/16/2014	NA	NA	Member	440 S. LaSalle Street Suite 700 Chicago, IL 60605	312-663-2712	Institutional
G1 Execution Services, LLC	8/18/2008	12/1/2010	4/17/2010	4/17/2010	Member	440 South LaSalle Suite 3030 Chicago, IL 60605	312-986-8232	Market Maker
GB Trading, LLC	7/1/2011	7/1/2011	NA	NA	Sponsored Participant	40 Fulton Street 17th Floor New York, NY 10038	212-379-5634	Agency
GB Trading, LLC	10/15/2009	10/21/2010	NA	NA	Sponsored Participant	40 Fulton Street 17th Floor New York, NY 10038	212-379-5634	Agency
GDK, Inc.	6/1/2010	1/3/2011	5/23/2011	5/23/2011	Member	c/o ART Advisors, LLC 500 Park Avenue New York, NY 10022	212-303-6179	Proprietary
Gildner Gagnon Howe & Co., LLC	10/23/2008	NA	NA	NA	Member	3 Columbus Circle New York, NY 10019	212-424-0208	Institutional
Global Execution Brokers, LP	2/1/2010	10/5/2010	NA	NA	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	312- 435-4167	Institutional
Global HFT Management, LLC	10/1/2010	NA	NA	NA	Sponsored Participant	800 Third Avenue New York, NY 10022	212-813-0870	Proprietary
Global Liquidity Partners, LLC	4/21/2011	5/15/2012	NA	NA	Sponsored Participant	12 Broad Street Suite 201 Redbank, NJ 07701	773-459-4665	Agency
Global-American Investments, Inc.	2/15/2012	2/15/2012	3/5/2012	3/5/2012	Member	20277 Valley Boulevard Suite A Walnut, CA 91789	312-919-2831	Retail
Goldman Sachs & Co.	10/23/2008	10/12/2010	5/14/2010	5/14/2010	Member	200 West Street New York, NY 10282	212-357-4587	Full Service
Goldman Sachs Execution & Clearing, LP	10/15/2008	10/1/2010	5/14/2010	5/14/2010	Member	200 West Street New York, NY 10282	212-357-7519	Full Service
Grace Financial Group, LLC	10/23/2008	NA	5/25/2010	5/27/2010	Member	83 Jobs Lane Southhampton, NY 11968	631-287-4633	Agency
Green Street Advisors, Inc.	11/1/2011	NA	NA	NA	Member	660 Newport Center Drive Suite 800 Newport Beach, CA 92660	214-749-4730	Agency
GSN North America, Inc.	8/18/2008	NA	NA	NA	Member	520 Madison Avenue New York, NY 10022	212-659-6292	Agency
GTS Securities, LLC	12/17/2013	5/1/2012	6/2/2014	6/2/2014	Member	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2837	Proprietary
GTS Securities, LLC	2/17/2009	7/1/2011	NA	NA	Sponsored Participant	545 Madison Avenue 15th Floor New York, NY 10022	212-813-0870	Proprietary
Hainey Investments Limited	6/16/2014	NA	NA	NA	Sponsored Participant	Themistoki Dervi 41 #806-807 Nicosia, Cyprus	704-248-8221	Proprietary
HAP Trading, LLC	10/1/2009	11/15/2010	6/2/2010	6/2/2010	Member	33 Whitehall Street 6th Floor New York, NY 10004	212-380-5186	Proprietary
Hardcastle Trading USA, LLC	4/15/2009	NA	5/25/2010	5/27/2010	Member	755 Secaucus Road Suite F-1110 Secaucus, NJ 07094	201-305-8817	Proprietary
Henning-Carey Proprietary Trading, LLC	8/15/2012	NA	NA	NA	Sponsored Participant	141 W. Jackson Boulevard Suite 1801 Chicago, IL 60604	312-789-8764	Proprietary
Highbridge Capital Management, LLC	10/23/2008	NA	NA	NA	Sponsored Participant	9 West 57th Street 27th Floor New York, NY 10019	212-287-4900	Proprietary
Hold Brothers Capital, LLC	NA	NA	6/8/2011	6/8/2011	Member	525 Washington Boulevard Suite 2450 Jersey City, NJ 07310	646-745-2133	Proprietary

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
HRT Financial, LLC	2/1/2010	10/1/2010	5/18/2010	5/18/2010	Member	32 Old Slip 30th Floor New York, NY 10005	212-293-1927	Proprietary
ICAP Corporates, LLC	NA	NA	3/28/2013	NA	Member	Harborside Financial Center 1100 Plaza 5, 12th Floor Jersey City, NJ 07311	212-341-9950	Agency
IEX Services, LLC	10/1/2013	10/1/2013	9/24/2013	9/24/2013	Member	7 World Trade Center 30th Floor New York, NY 10007	646-568-2337	ATS
IMC Financial Markets	8/18/2008	10/1/2010	5/25/2010	5/27/2010	Member	233 South Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3320	Proprietary
Imperial Capital, LLC	10/23/2008	NA	5/25/2010	5/27/2010	Member	2000 Avenue of the Stars 9th Floor Los Angeles, CA 90067	310-246-3674	Market Maker
Industrial and Commercial Bank of China Financial Services, LLC	5/15/2014	5/15/2014	NA	NA	Member	1633 Broadway New York, NY 10019	212-300-8520	Clearing Services
Instinet, LLC	8/18/2008	9/1/2010	5/14/2010	5/14/2010	Member	1095 Avenue of the Americas New York, NY 10036	212-310-4097	Agency
Interactive Brokers, LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	Member	One Pickwick Plaza 2nd Floor Greenwich, CT 06830	203-618-5870	Full Service
International Correspondent Trading, Inc.	8/18/2008	NA	NA	NA	Member	525 Washington Boulevard Suite 2401 Jersey City, NJ 07310	201-222-9300	Agency
ISTRA, LLC	12/15/2011	12/15/2011	NA	NA	Sponsored Participant	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary
ITG Derivatives, LLC	8/18/2008	11/15/2010	NA	NA	Member	601 S. LaSalle Street Suite 300 Chicago, IL 60605	312-334-8042	Market Maker
ITG, Inc.	8/18/2008	10/1/2010	5/25/2010	5/27/2010	Member	One Liberty Plaza 165 Broadway, 4th Floor New York, NY 10006	212-444-6259	Agency
Jane Street Capital, LLC	5/1/2009	11/15/2010	5/14/2010	5/14/2010	Member	One New York Plaza New York, NY 10004	212-651-6060	Agency / Proprietary
Jane Street Markets, LLC	8/18/2008	NA	NA	NA	Member	One New York Plaza New York, NY 10004	212-651-6032	Institutional
Jane Street Options, LLC	1/3/2012	NA	NA	NA	Sponsored Participant	One New York Plaza New York, NY 10004	212-651-6969	Proprietary
Jaypee International, Inc.	10/15/2009	NA	NA	NA	Member	30 South Wacker Drive Suite 1700 Chicago, IL 60606	312-655-7606	Agency
Jefferies Execution Services, Inc.	8/26/2008	9/1/2010	5/25/2010	5/27/2010	Member	520 Madison Avenue New York, NY 10022	646-805-5415	Full Service
Jefferies Investment Advisers	7/1/2011	7/15/2011	NA	NA	Sponsored Participant	520 Madison Avenue New York, NY 10022	212-323-3993	Full Service
Jefferies, LLC	10/23/2008	10/19/2010	5/25/2010	5/27/2010	Member	520 Madison Avenue New York, NY 10022	212-323-3987	Full Service
JNK Securities Corp.	11/17/2008	11/15/2010	NA	NA	Member	902 Broadway 20th Floor New York, NY 10010	212-885-6311	Agency
JP Morgan Clearing Corp.	10/23/2008	9/15/2010	NA	NA	Member	383 Madison Avenue New York, NY 10179	212-272-6655	Full Service
JP Morgan Securities, LLC	8/18/2008	9/15/2010	5/14/2010	5/14/2010	Member	383 Madison Avenue New York, NY 10179	212-622-5504	Full Service
Juliet Group, LLC	3/1/2011	3/1/2011	NA	NA	Sponsored Participant	240 E. 35th Street #3A New York, NY 10016	646-360-0595	Proprietary
Jump Trading, LLC	8/18/2008	10/1/2010	5/14/2010	5/14/2010	Member	600 West Chicago Avenue Suite 825 Chicago, IL 60654	312-930-9603	Proprietary
JVB Financial Group, LLC	8/2/2010	11/15/2010	NA	NA	Member	1633 Broadway 28th Floor New York, NY 10019	646-792-5601	Proprietary
KCG Americas, LLC	9/15/2009	10/14/2010	1/3/2011	1/3/2011	Member	545 Washington Boulevard Jersey City, NJ 07310	201-356-4232	Agency
Keefe Bruyette & Woods, Inc.	8/18/2008	12/1/2010	6/8/2010	6/8/2010	Member	787 7th Avenue New York, NY 10019	212-887-8965	Agency
Kepler Capital Markets, Inc.	7/15/2013	7/15/2013	7/17/2013	7/17/2013	Member	600 Lexington Avenue 28th Floor New York, NY 10022	212-710-7625	Agency
Kershner Securities, LLC	2/12/2009	11/1/2010	NA	NA	Member	1825-B Kramer Lane Suite 200 Austin, TX 78758	512-439-8140	Proprietary
KeyBanc Capital Markets, Inc.	11/17/2008	11/15/2010	NA	NA	Member	127 Public Square Cleveland, OH 44114	216-443-3978	Agency
Keystone Trading Partners	2/1/2013	2/1/2013	NA	NA	Member	660 Narcisi Lane Wayne, PA 19018	918-407-3288	Options Market Maker
L & R Trading, LLC	9/1/2011	9/1/2011	8/12/2013	8/12/2013	Member	61 Broadway Suite 2830 New York, NY 10006	212-433-7262	Market Maker
Lampert Capital Markets, Inc.	2/18/2014	2/18/2014	2/26/2014	2/26/2014	Member	477 Madison Avenue Suite 230 New York, NY 10022	(646) 367-4660	Introducing Broker
Latour Trading, LLC	8/17/2009	10/1/2010	5/26/2010	5/27/2010	Member	377 Broadway 10th Floor New York, NY 10013	917-388-8625	Proprietary
LavaFlow, Inc.	9/11/2008	9/15/2010	5/26/2010	5/27/2010	Member	388 Greenwich Street 29th Floor New York, NY 10013	212-519-8965	Agency
Leerink Partners, LLC	8/18/2008	10/5/2010	5/26/2010	5/27/2010	Member	1 Federal Street 37th Floor Boston, MA 02110	800-808-7525	Agency

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Legend Securities, Inc.	NA	NA	12/31/2013	5/27/2010	Member	45 Broadway 32nd Floor New York, NY 10006	646-716-3060	Institutional
Lek Securities Corporation	8/18/2008	10/1/2010	5/26/2010	5/27/2010	Member	1 Liberty Plaza 165 Broadway, 52nd Floor New York, NY 10006	212-509-2300	Agency
Lightspeed Trading, LLC	8/18/2008	11/15/2010	5/19/2010	5/19/2010	Member	1001 Avenue of the Americas 16th Floor New York, NY 10018	646-393-4814	Proprietary
Lime Brokerage, LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	Member	625 Broadway 12th Floor New York, NY 10012	212-219-6086	Agency
Limestone Trading, LLC	9/17/2008	NA	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	212-219-6011	Proprietary
Liquidnet, Inc.	9/1/2009	9/15/2010	NA	NA	Member	498 7th Avenue 12th Floor New York, NY 10018	646-660-8310	Institutional
LiquidPoint, LLC	9/1/2010	NA	NA	NA	Member	311 South Wacker Drive Suite 4700 Chicago, IL 60606	312-986-2006	Order Management Service
Macquarie Capital (USA), Inc.	12/1/2009	NA	5/26/2010	5/27/2010	Member	125 West 55th Street Level 22 New York, NY 10019	212-231-2501	Agency
MB Trading	2/17/2009	12/15/2010	NA	NA	Member	1926 East Maple Avenue El Segundo, CA 90245	866-628-3001	Retail / Agency
Merrill Lynch Pierce Fenner & Smith, Incorporated	8/18/2008	10/4/2010	5/14/2010	5/14/2010	Member	One Bryant Park New York, NY 10036	212-449-6090	Full Service
Merrill Lynch Professional Clearing Corp.	8/18/2008	10/5/2010	5/14/2010	5/14/2010	Member	One Bryant Park NY1-100-06-01 New York, NY 10036	312-260-5601	Clearing Firm
MF Global, Inc.	8/18/2008	10/19/2010	NA	NA	Member	717 Fifth Avenue 9th Floor New York, NY 10022	312-261-7302	Agency
Mismi, Inc.	11/2/2009	11/15/2010	11/21/2011	5/27/2010	Member	810 7th Avenue Suite 220 New York, NY 10019	646-839-6107	ATS
Mitsubishi UFJ Securities (USA), Inc.	8/18/2008	10/14/2010	5/26/2010	5/27/2010	Member	1633 Broadway 29th Floor New York, NY 10019	212-782-4187	Institutional / Agency
Mizuho Securities USA, Inc.	6/1/2010	1/3/2011	NA	NA	Member	320 Park Avenue 12th Floor New York, NY 10022	212-209-9338	Agency
MKM Partners, LLC	8/3/2009	NA	5/14/2010	5/14/2010	Member	300 First Stamford Place 4th Floor East Wing Stamford, CT 06902	203-987-4005	Agency
Mocho Trading, LLC	9/2/2014	9/2/2014	9/2/2014	9/2/2014	Member	141 West Jackson Boulevard Suite 1120 Chicago, IL 60604	312-281-5570	Firm Proprietary Trading
Monadnock Capital Management, LP	5/15/2009	NA	5/26/2010	5/27/2010	Member	1845 Walnut Street Suite 940 Philadelphia, PA 19103	215-405-7280	Proprietary / Market Maker
Montecito Advisors, Inc.	5/16/2011	3/15/2011	NA	NA	Member	2015 State Street Suite B Santa Barbara, CA 93105	805-682-1484	Proprietary
Moors & Cabot, Inc.	NA	4/2/2012	NA	NA	Member	111 Devonshire Street Boston, MA 02109	617-314-0295	Agency
Morgan Stanley & Co., LLC	10/23/2008	9/1/2010	5/14/2010	5/14/2010	Member	1585 Broadway New York, NY 10036	212-761-9324	Full Service
MYD Market, Inc.	2/1/2010	NA	NA	NA	Member	608 5th Avenue Suite 602 New York, NY 10020	212- 424-2101	Agency
Nasdaq Execution Services, LLC	8/19/2008	9/1/2010	5/26/2010	5/27/2010	Member	One Liberty Plaza 165 Broadway New York, NY 10006	212-231-5177	Exchange
Nasdasq Options Services, LLC	2/1/2010	NA	NA	NA	Member	One Liberty Plaza 165 Broadway New York, NY 10006	212-401-8970	Exchange
National Financial Services, LLC	10/23/2008	10/4/2010	5/26/2010	5/27/2010	Member	200 Seaport Boulevard Boston, MA 02210	201-915-8264	Retail / Agency
National Securities Corporation	7/1/2009	NA	NA	NA	Member	1001 Fourth Avenue Suite 3750 Seattle, WA 98154	212-417-3636	Agency
Needham & Company, LLC	10/23/2008	10/1/2010	NA	NA	Member	445 Park Avenue New York, NY 10022	212-371-8411	Market Maker
Newedge USA, LLC	10/23/2008	10/21/2010	5/26/2010	5/27/2010	Member	550 W. Jackson Boulevard Suite 500 Chicago, IL 60661	646-557-8387	Full Service
Nomura Securities International, Inc.	10/23/2008	10/1/2010	5/26/2010	5/27/2010	Member	Worldwide Plaza 309 West 49th Street New York, NY 10019	212-667-9131	Institutional
North Moore Trading, LLC	6/1/2009	10/5/2010	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	212-219-6063	Proprietary
Northern Trust Securities, Inc.	8/18/2008	10/5/2010	5/26/2010	5/27/2010	Member	50 South LaSalle Street Chicago, IL 60603	312-630-6045	Market Maker
Northland Securities, Inc.	12/15/2010	12/15/2010	NA	NA	Member	45 South 7th Street 20th Floor Minneapolis, MN 55402	612-851-5934	Proprietary
OBD Securities, LLC	9/1/2011	10/15/2012	2/9/2012	2/9/2012	Member	150 N. Michigan Avenue Suite 3700 Chicago, IL 60601	312-768-1643	Proprietary
OBEX Securities, LLC	5/2/2011	5/2/2011	NA	NA	Member	1865 Palmer Avenue Suite 208 Larchmont, NY 10538	914-833-1800	Agency
Old Mission Capital, LLC	4/16/2012	4/16/2012	4/25/2012	4/25/2012	Member	314 West Superior Suite 200 Chicago, IL 60654	617-642-6120	Proprietary
Oppenheimer & Co., Inc.	10/23/2008	10/12/2010	5/14/2010	5/14/2010	Member	85 Broad Street 22nd/24th Floor New York, NY 10004	212-668-8152	Agency

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
optionsXpress, Inc.	6/15/2010	NA	NA	NA	Member	311 West Monroe Suite 1000 Chicago, IL 60606	312-630-3300	Retail
Optiver US, LLC	6/15/2009	NA	NA	NA	Member	130 East Randolph Street 13th Floor Chicago, IL 60601	312-821-9263	Proprietary / Market Maker
OTA, LLC	8/18/2008	10/7/2010	NA	NA	Member	One Manhattanville Road Purchase, NY 10577	914-460-4071	Institutional
OTR Global Trading, LLC	12/15/2008	NA	NA	NA	Member	One Manhattanville Road Purchase, NY 10577	914-460-4099	Institutional
PDQ ATS, Inc.	10/15/2008	10/4/2010	5/26/2010	5/27/2010	Member	2624 Patriot Boulevard Glenview, IL 60026	224-521-2494	ATS
PEAK6 Capital Management, LLC	8/1/2014	NA	NA	NA	Member	141 W. Jackson Blvd. Suite 500 Chicago, IL 60604	312-362-2357	Proprietary Trading
PEAK6 Capital Management, LLC	11/3/2008	7/15/2011	NA	NA	Sponsored Participant	141 W. Jackson Blvd. Suite 500 Chicago, IL 60604	312-362-2401	Market Maker
Penserra Securities, LLC	8/18/2008	10/6/2010	NA	NA	Member	140 Broadway 26th Floor New York, NY 10005	212-607-3190	Agency
Pershing, LLC	8/18/2008	9/15/2010	5/26/2010	5/27/2010	Member	One Pershing Place Jersey City, NJ 07399	201-413-2826	Agency
Pico Quantitative Trading, LLC	NA	NA	6/10/2010	6/10/2010	Member	120 Wall Street 16th Floor New York, NY 10005	917-714-5376	Agency
Pictet Overseas, Inc.	NA	NA	5/26/2010	5/27/2010	Member	1000 de la Gauchetiere Ouest Suite 3100 Montreal, Quebec H3B 3W5	514-350-6263	Agency
Pinnacle Capital Marktes, LLC	11/3/2008	12/1/2010	NA	NA	Member	4700 Falls Neuse Suite 390 Raleigh, NC 27609	919-850-0888	Agency
Piper Jaffray & Co.	10/15/2008	11/15/2012	5/14/2010	5/14/2010	Member	800 Nicollet Mall Minneapolis, MN 55402	612-303-2211	Market Maker
Potamus Trading, LLC	4/15/2013	4/15/2013	4/11/2013	4/11/2013	Member	2 Seaport Lane 5th Floor Boston, MA 02210	617-855-8721	Proprietary / Market Maker
Pragma Securities, LLC	10/15/2010	11/1/2010	NA	NA	Member	360 Park Avenue South 20th Floor New York, NY 10010	212-617-9781	Institutional / Agency
Quantex Clearing, LLC	10/3/2011	12/27/2011	5/17/2011	5/17/2011	Member	70 Hudson Street Hoboken, NJ 07030	646-214-5608	Clearing Firm
Quantlab Securities, LP	8/18/2008	11/1/2010	5/26/2010	5/27/2010	Member	4200 Montrose Boulevard Suite 200 Houston, TX 77006	713-333-3704	Proprietary
Quiet Light Securities, LLC	8/29/2008	1/3/2011	NA	NA	Member	141 W. Jackson Boulevard Suite 202A Chicago, IL 60604	312-229-4195	Proprietary
Rackson Asset Management, LLC	10/1/2009	NA	NA	NA	Sponsored Participant	2000 Broadway Suite 22C New York, NY 10023	212-724-2567	Proprietary
Rainier Investment Management, Inc.	1/4/2010	NA	NA	NA	Sponsored Participant	601 Union Street Suite 2801 Seattle, WA 98101	206-518-6658	Hedge Fund
Raven Securities Corp.	6/1/2009	11/15/2010	NA	NA	Member	Accounting & Compliance International 40 Wall Street, 17th Floor New York, NY 10005	212-952-0634	Agency
RBC Capital Markets, LLC	9/18/2008	10/14/2010	5/14/2010	5/14/2010	Member	3 World Financial Center 200 Vesey Street New York, NY 10281	612-373-1680	Market Maker
Red Cedar Trading, LLC	4/2/2012	NA	NA	NA	Member	520 Lake Cook Road Suite 110 Deerfield, IL 60015	847-571-2865	Market Maker
Redburn (USA), LLC	5/15/2009	11/15/2010	NA	NA	Member	565 Fifth Avenue 26th Floor New York, NY 10017	212-803-7303	Agency
RenCap Securities, Inc.	11/17/2008	NA	NA	NA	Member	780 Third Avenue 20th Floor New York, NY 10017	212-824-1097	Agency
RGM Securities, LLC	8/3/2009	10/1/2010	5/26/2010	5/27/2010	Member	221 West 6th Street Suite 2030 Austin, TX 78701	512-807-5302	Proprietary
River Cross Securities, LLLP	5/1/2009	10/5/2010	6/10/2010	NA	Member	401 City Avenue Suite 912 Bala Cynwyd, PA 19004	610-747-2333	ATS
RJL Capital Group, LLC	5/15/2012	NA	NA	NA	Member	2 Teleport Drive Suite 107 Staten Island, NY 10311	718-303-6000	Agency
Robert W. Baird & Co., Incorporated	10/23/2008	1/3/2011	NA	NA	Member	777 East Wisconsin Avenue Milwaukee, WI 53202	414-765-3910	Market Maker
Ronin Capital, LLC	5/15/2012	NA	6/8/2012	6/8/2012	Member	350 N. Orleans Street Suite 2N Chicago, IL 60654	312-244-5284	Market Maker
Ronin Capital, LLC	8/17/2009	11/15/2010	NA	NA	Sponsored Participant	350 N. Orleans Street Suite 2N Chicago, IL 60654	312-244-5284	Proprietary / Market Maker
Rosenblatt Securities, Inc.	8/18/2008	10/6/2010	5/26/2010	5/27/2010	Member	20 Broad Street 26th Floor New York, NY 10005	212-943-5225	Agency
Roth Capital Partners, LLC	8/18/2008	NA	NA	NA	Member	888 San Clemente Suite 150 Newport Beach, CA 92660	949-720-5708	Market Maker
RW Pressprich & Co.	2/17/2009	11/15/2010	6/2/2010	6/2/2010	Member	4521 Fifth Avenue New York, NY 10018	212-832-6254	Agency
SAC Capital Advisors, LP	10/23/2008	NA	NA	NA	Sponsored Participant	72 Cummings Point Road Stamford, CT 06902	203-890-2275	Hedge Fund
Safra Securities Corporation	NA	NA	5/26/2010	5/27/2010	Member	546 Fifth Avenue New York, NY 10036	212-704-5524	Market Maker

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Samurai Trading, LLC	7/1/2009	NA	NA	NA	Member	515 Madison Avenue 22nd Floor New York, NY 10022	212-935-9835	Market Maker
Sanford C. Bernstein & Co, LLC	9/10/2008	10/21/2010	5/26/2010	5/27/2010	Member	1345 Ave of the Americas New York, NY 10105	212-823-2896	Agency
Santander Investment Securities, Inc.	4/15/2009	1/3/2011	NA	NA	Member	45 East 53rd Street New York, NY 10022	212-350-3659	Institutional
Scotia Capital (USA), Inc.	3/2/2009	9/15/2010	5/26/2010	5/27/2010	Member	1 Liberty Plaza 165 Broadway New York, NY 10006	212-225-6705	Institutional
Scottrade, Inc.	6/1/2010	11/15/2010	5/26/2010	5/27/2010	Member	12800 Corporate Hill Drive St. Louis, MO 63131	314-965-1555 x.6402	Retail
Sea Port Group Securities LLC	NA	NA	4/1/2013	NA	Member	360 Madison Avenue New York, NY 10017	212-616-7771	Agency
Seven Points Capital, LLC	8/18/2008	12/15/2010	5/14/2010	5/14/2010	Member	805 Third Avenue 15th Floor New York, NY 10022	212-760-0760	Agency
SG Americas Securities, LLC	9/17/2008	11/15/2011	5/14/2010	5/14/2010	Member	245 Park Avenue New York, NY 10167	212-278-5232	Proprietary
SJ Levinson & Sons, LLC	8/18/2008	NA	NA	NA	Member	2700 Westchester Avenue Suite 109 Purchase, NY 10577	914-220-1654	Agency
Solowey & Co.	10/23/2008	9/1/2010	NA	NA	Member	6801 SW 101 Street Miami, FL 33156	305-668-3389	Market Maker
Southwest Securities, Inc.	10/23/2008	9/1/2010	NA	5/21/2013	Member	1201 Elm Street Suite 3500 Dallas, TX 75270	214-859-5125	Clearing Firm
Spire Europe Limited	8/1/2011	8/1/2011	NA	NA	Sponsored Participant	40 Queen Street 1st Floor London, UK EC4R 1DD	917-388-8607	Proprietary
Spire Master Fund, Ltd.	12/15/2008	10/5/2010	NA	NA	Sponsored Participant	73 Front Street Hamilton Bermuda HMCX	212-219-6063	Hedge Fund
Spire X Trading, LLC	4/1/2013	4/1/2013	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	917-388-8625	Proprietary
Spot Trading, LLC	6/1/2012	NA	1/25/2013	1/25/2013	Member	440 South Lasalle Suite 2800 Chicago, IL 60605	312-362-4569	Proprietary
State Street Global Markets, LLC	3/15/2011	3/15/2011	NA	NA	Member	State Street Financial Center One Lincoln Street Boston, MA 02111	617-664-4809	Full Service
Stifel Nicolaus & Company, Incorporated	8/18/2008	NA	6/2/2010	6/2/2010	Member	501 North Broadway St. Louis, MO 63102	410-454-4096	Agency
Stock USA Execution Services, Inc.	8/18/2008	10/14/2010	5/26/2010	5/27/2010	Member	1717 Route 6 Suite 102 Carmel, NY 10542	845-531-2631	Agency
Stuart Frankel & Co., Incorporated	8/18/2008	NA	NA	NA	Member	60 Cutter Mill Road Suite 406 Great Neck, NY 11021	212-943-8788	Agency
Stuyvesant Trading Group, LLC	8/15/2013	NA	NA	NA	Member	100 Wall Street Suite 604-A New York, NY 10005	212-433-7124	Market Maker
Summit Securities Group, LLC	7/16/2012	7/16/2012	8/20/2012	8/20/2012	Member	2 Rector Street 16th Floor New York, NY 10006	646-651-4380	Proprietary
Sumo Captial, LLC	7/15/2013	NA	NA	NA	Member	440 S LaSalle Street Suite 2101 Chicago, IL 60605	212-433-7667	Proprietary
Sun Trading, LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	Member	100 South Wacker Suite 300 Chicago, IL 60606	312-924-4751	Proprietary
Sungard Brokerage & Securities Services, LLC	8/18/2008	10/1/2010	5/6/2010	5/6/2010	Member	2100 Enterprise Avenue Geneva, IL 60134	201-356-1488	Agency
SunTrust Robinson Humphrey, Inc.	NA	NA	5/18/2010	5/18/2010	Member	3333 Peachtree Road NE Atlanta Financial Center Atlanta, GA 30326	404-813-0837	Agency
Susquehanna Capital Group	9/3/2008	10/5/2010	5/26/2010	5/27/2010	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2996	Institutional / Agency
Susquehanna Financial Group, LLLP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2999	Institutional / Agency
Susquehanna Securities	10/15/2014	10/15/2014	10/15/2014	10/15/2014	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2618	Proprietary
TD Ameritrade Clearing, Inc.	5/3/2011	5/3/2011	NA	5/27/2010	Member	200 South 108th Avenue Omaha, NE 68154	402-970-5271	Agency
Telsey Advisory Group, LLC	1/24/2011	8/15/2014	NA	NA	Member	535 Fifth Avenue 12th Floor New York, NY 10017	212-584-4628	Agency
Tewksbury Investment Fund, Ltd.	10/23/2008	11/15/2010	NA	NA	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	212-310-7076	Proprietary
Tewksbury Investment Fund, Ltd.	7/1/2011	7/1/2011	NA	NA	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	610-971-5000	Proprietary
Themis Trading, LLC	8/18/2008	10/1/2010	NA	5/27/2010	Member	10 Town Square Suite 100 Chatham, NJ 07928	866-384-3647	Agency
Think Trade, LLC	2/1/2010	10/20/2010	NA	NA	Sponsored Participant	2210 Encintas Boulevard Suite I Encintas, CA 92024	760-452-2451	Proprietary
Timber Hill, LLC	2/16/2010	NA	NA	NA	Member	One Pickwick Plaza Suite 200 Greenwich, CT 06830	203-618-5806	Market Maker
Track Data Securities Corporation	9/10/2008	9/15/2010	NA	NA	Member	1122 Coney Island Avenue Brooklyn, NY 11230	718-923-3091	ATS

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Tradebot Systems, Inc.	8/18/2008	9/1/2010	5/26/2010	5/27/2010	Member	1251 NW Briarcliff Parkway Suite 7[illegible] Kan[illegible] City, MO 64116	816-285-6403	Proprietary
TradeKing, LLC	10/15/2009	11/15/2010	NA	NA	Member	888 E Las Olas Boulevard Suite 300 Fort Lauderdale, FL 33301	561-271-9290	Agency
TradeStation Securities, Inc.	8/18/2008	9/1/2010	5/25/2010	5/25/2010	Member	8050 SW 10th Street Suite 2000 Plantation, FL 33324	954-652-7856	Market Maker
TRC Helepolis, Ltd.	12/11/2009	NA	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	646-472-1792	Proprietary
Tripoint Global Equities, LLC	6/15/2011	NA	NA	NA	Member	130 West 42nd Street 10th Floor New York, NY 10036	917-512-0822	Proprietary
Tudor Pickering Holt & Co. Securities, Inc.	8/18/2008	10/17/2011	NA	NA	Member	1111 Bagby Suite 4900 Houston, TX 77002	713-333-2976	Agency
Two Sigma Investments, LLC	9/1/2009	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary
Two Sigma Partners Master Fund, Ltd.	3/2/2009	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary
Two Sigma Securities, LLC	10/1/2009	10/5/2010	5/27/2010	5/27/2010	Member	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary
Two Sigma Securities, LLC	7/1/2009	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary
UBS Securities, LLC	10/15/2008	10/1/2010	4/12/2010	4/12/2010	Member	1285 Avenue of the Americas New York, NY 10019	203-719-3275	Full Service
Vandham Securities Corp.	8/18/2008	NA	NA	NA	Member	50 Tice Boulevard Woodcliff, NJ 07677	201-782-3300	Agency
ViewTrade Securities, Inc.	8/18/2008	11/15/2010	6/10/2010	6/10/2010	Member	7280 W. Palmetto Park Road Suite 105 Boca Raton, FL 33433	561-620-0306	Agency
Virtu Financial BD, LLC	11/17/2008	10/7/2010	5/27/2010	5/27/2010	Member	645 Madison Avenue 16th Floor New York, NY 10022	212-418-0118	Proprietary
Virtu Financial Capital Markets, LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	Member	307 Camp Craft Road West Lake Hills, TX 78746	310-651-9757	Proprietary
Vision Financial Markets, LLC	4/1/2009	11/15/2010	7/13/2012	7/13/2012	Member	4 High Ridge Park Suite 100 Stamford, CT 06905	203-388-2675	Retail
Volant Liquidity, LLC	4/15/2011	NA	5/27/2010	5/27/2010	Member	7 World Trade Center Suite 3301 New York, NY 10007	646-484-3005	Proprietary
Wall Street Access	11/3/2008	10/17/2011	5/27/2010	5/27/2010	Member	17 Battery Place 11th Floor New York, NY 10004	212-232-5602	Agency
Walleye Trading, LLC	12/1/2008	11/12/2010	5/27/2010	5/27/2010	Member	2800 Niagara Lane North Plymouth, MN 55447	952-345-5226	Market Maker
Wedbush Securities, Inc.	8/18/2008	9/1/2010	5/27/2010	5/27/2010	Member	1000 Wilshire Boulevard #900 Business Conduct Los Angeles, CA 90017	213-688-4575	Market Maker
Weeden & Co, LP	8/26/2008	10/19/2010	NA	NA	Member	145 Mason Street Greenwich, CT 06830	203-861-7600	Full Service
Wells Fargo Prime Services, LLC	10/23/2008	5/16/2011	5/26/2010	5/26/2010	Member	45 Fremont Street 30th Floor San Francisco, CA 94105	415-848-4056	Market Maker
Wells Fargo Securities, LLC	8/18/2008	10/11/2010	6/9/2010	6/9/2010	Member	550 South Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202	212-214-6458	Agency
Western International Securities, Inc.	8/18/2008	11/15/2010	NA	NA	Member	70 South Lake Avenue 7th Floor Pasadena, CA 91101	626-710-3110	Market Maker
WhoTrades, Inc.	8/15/2013	8/15/2013	8/15/2014	8/15/2014	Member	17 State Street 7th Floor New York, NY 10004	646-346-1000	Retail
Williams Trading, LLC	10/23/2008	NA	NA	NA	Member	450 Post Road East Suite 120 Westport, CT 06880	203-353-7635	Agency
Wolverine Execution Services LLC	8/18/2008	10/19/2010	5/14/2010	5/14/2010	Member	175 West Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-3736	Market Maker
Wolverine Trading, LLC	10/3/2011	NA	NA	NA	Member	175 West Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-3753	Proprietary / Market Maker
WR Hambrecht + Co., LLC	4/1/2010	10/6/2010	NA	NA	Member	909 Montgomery Street 3rd Floor San Francisco, CA 94133	415-551-8642	Online Discount Brokerage Firm
Xambala Capital, LLC	2/15/2012	2/15/2012	NA	NA	Member	640 W. California Avenue Suite 220 Sunnyvale, CA 94086	408-990-1942	Proprietary
Xambala Capital, LLC	12/18/2012	12/18/2012	2/17/2012	2/17/2012	Sponsored Participant	640 W. California Avenue Suite 220 Sunnyvale, CA 94086	408-990-1942	Proprietary
XR Securities, LLC	1/15/2009	11/15/2010	5/10/2012	5/10/2012	Member	550 W. Jackson Boulevard Suite #1000 Chicago, IL 60661	312-244-4672	Proprietary
Zydeco Trading, LLC	2/18/2014	NA	NA	NA	Member	50 North Brockway Suite 4-4A Palatine, IL 60067	847-907-4319	Options Market Maker